SEMI-ANNUAL REPORT



APRIL 30, 2003

HARBOR FUND

Table of Contents

DOMESTIC EQUITY

INTERNATIONAL EQUITY

FIXED INCOME

Harbor Fund
SEMI-ANNUAL REPORT OVERVIEW (Unaudited)

The first half of Harbor Fund's fiscal year ended April 30, 2003. The total return is shown below for each of the 13 portfolios. All performance figures for the Harbor Funds assume the reinvestment of dividends and capital gains. The section below entitled Market Indices Long-Term Total Return reflects the 30-year returns for unmanaged indices, which are included as an indication of longer-term potential associated with taking different levels of market risk. The unmanaged indices do not reflect fees and expenses and are not available for direct investment. Performance data quoted represents past performance and is not predictive of future results.

	Unannualized Total Return 6 Months Ending April 30, 2003		
	Institutional Class	Retirement Class[1]	Investor Class[1]
HARBOR DOMESTIC EQUITY FUNDS			
Harbor Capital Appreciation Fund	1.90%	1.90%	1.70%
Harbor Mid Cap Growth Fund	12.11	12.11	12.11
Harbor Small Cap Growth Fund	4.05	4.05	4.05
Harbor Large Cap Value Fund	2.89	2.89	2.72
Harbor Mid Cap Value Fund	0.12	0.12	0.12
Harbor Small Cap Value Fund	4.40	4.40	4.40
HARBOR INTERNATIONAL EQUITY FUNDS			
Harbor International Fund	4.44%	4.33%	4.26%
Harbor International Growth Fund	−5.78	−5.78	−5.82
Harbor Global Equity Fund	3.11	3.11	3.11
HARBOR FIXED INCOME FUNDS			
Harbor High-Yield Bond Fund	7.93%[a]	7.93%[a]	7.89%[a]
Harbor Bond Fund	6.02	5.95	N/A
Harbor Short Duration Fund	1.02	1.01	N/A
Harbor Money Market Fund	0.50	0.00[b]	N/A

COMMONLY USED MARKET INDICES	Unannualized Total Return 6 Months Ending April 30, 2003
Standard & Poor's 500 (S&P 500); large cap, domestic equity	4.48%
Wilshire 5000; entire U.S. stock market	5.02
Russell 1000® Growth; large cap, domestic equity	4.28
Russell Midcap® Growth; domestic equity	8.19
Russell 2000® Growth; small cap, domestic equity	7.68
Russell 1000® Value; large cap, domestic equity	5.25
Russell Midcap® Value; domestic equity	7.13
Russell 2000® Value; small cap, domestic equity	7.44
Morgan Stanley Capital International Europe, Australia, and Far East (EAFE); international equity	1.81
Morgan Stanley Capital International Europe, Australia, and Far East Growth (EAFE Growth); international equity	0.55
Morgan Stanley Capital International World Index (MSCI World); global equity	3.62
Credit Suisse First Boston High-Yield (CSFB High-Yield)	19.75
Lehman Brothers Aggregate (LB AGG); domestic bonds	4.31
Citigroup 1 YR Treasury; domestic bonds	0.97
90-Day U.S. Treasury Bills (T-Bills); domestic short-term	0.61

MARKET INDICES LONG-TERM TOTAL RETURN (as of December 31, 2002)	30 Years 1973-2002 Annual Rates
S&P 500	10.66%
WILSHIRE 5000	10.54
EAFE	8.68
MSCI World	8.57
Domestic Bonds (intermediate and long)[2]	9.02
T-Bills	6.96
Consumer Price Index	4.95

	HARBOR FUND EXPENSE RATIOS[3]					Morningstar Average[4]
	1999	2000	2001	2002	2003[c]	
HARBOR DOMESTIC EQUITY FUNDS						
Harbor Capital Appreciation Fund						
Institutional Class	0.66%	0.64%	0.66%	0.69%	0.71%	1.34%
Retirement Class[1]	N/A	N/A	N/A	N/A	0.96	1.52
Investor Class[1]	N/A	N/A	N/A	N/A	1.14	1.52
Harbor Mid Cap Growth Fund						
Institutional Class	N/A	N/A	1.20%	1.20%	1.20%	1.24%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.40	1.37
Investor Class[1]	N/A	N/A	N/A	N/A	1.40	1.37
Harbor Small Cap Growth Fund						
Institutional Class	N/A	N/A	1.20%	0.95%	0.95%	1.32%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.20	1.40
Investor Class[1]	N/A	N/A	N/A	N/A	1.38	1.40
Harbor Large Cap Value Fund						
Institutional Class	0.76%	0.80%	0.77%	0.77%	0.79%	0.98%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.04	1.07
Investor Class[1]	N/A	N/A	N/A	N/A	1.22	1.07
Harbor Mid Cap Value Fund						
Institutional Class	N/A	N/A	N/A	1.20%[d]	1.20%	1.30%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.40	1.44
Investor Class[1]	N/A	N/A	N/A	N/A	1.40	1.44
Harbor Small Cap Value Fund						
Institutional Class	N/A	N/A	N/A	1.20%[e]	1.20%	1.22%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.40	1.31
Investor Class[1]	N/A	N/A	N/A	N/A	1.40	1.31
HARBOR INTERNATIONAL EQUITY FUNDS						
Harbor International Fund						
Institutional Class	0.92%	0.92%	0.91%	0.87%	0.90%	1.22%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.15	1.29
Investor Class[1]	N/A	N/A	N/A	N/A	1.33	1.29
Harbor International Growth Fund						
Institutional Class	0.91%	0.89%	0.89%	0.95%	0.99%	1.32%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.24	1.35
Investor Class[1]	N/A	N/A	N/A	N/A	1.40	1.35
Harbor Global Equity Fund						
Institutional Class	N/A	N/A	1.20%[f]	1.20%	1.20%	1.43%
Retirement Class[1]	N/A	N/A	N/A	N/A	1.40	1.51
Investor Class[1]	N/A	N/A	N/A	N/A	1.40	1.51
HARBOR FIXED INCOME FUNDS						
Harbor High-Yield Bond Fund						
Institutional Class	N/A	N/A	N/A	N/A	1.12%[a]	0.81%
Retirement Class	N/A	N/A	N/A	N/A	1.37[a]	0.88
Investor Class	N/A	N/A	N/A	N/A	1.40[a]	0.88
Harbor Bond Fund						
Institutional Class	0.60%	0.60%	0.56%	0.58%	0.58%	0.64%
Retirement Class[1]	N/A	N/A	N/A	N/A	0.83	0.72
Harbor Short Duration Fund						
Institutional Class	0.28%	0.28%	0.27%	0.31%	0.37%	0.60%
Retirement Class[1]	N/A	N/A	N/A	N/A	0.62	0.68
Harbor Money Market Fund						
Institutional Class	0.46%	0.47%	0.38%	0.36%	0.36%	N/A
Retirement Class[1]	N/A	N/A	N/A	N/A	0.61	N/A

1 Commenced operations on November 1, 2002.

2 LB AGG not available for 30 year period; blended historic data used to approximate total Bond Market Return.

3 Harbor Fund expense ratios are for operating expenses only and are shown net of all expense offsets, waivers and reimbursements. (see Financial Highlights)

4 Institutional Class comparison includes all actively managed no-load funds in the March 31, 2003 Morningstar Universe with the same investment style as the comparable Harbor Fund portfolio. Retirement and Investor Class comparisons include all actively managed no-load funds in the March 31, 2003 Morningstar Universe, excluding the Institutional Share Class Funds, with the same investment style as the comparable Harbor Fund portfolio.

a For the period December 1, 2002 (inception) through April 30, 2003.

b The six-month return as of April 30, 2003 for the Money Market Retirement Fund was 0.00% because the fund had assets of only $1.00 and did not earn income. The following return is hypothetical based on the performance of the Money Market Institutional Class shares, restated for the higher expense ratio of the Retirement Class shares. This return approximates the return of the Money Market Retirement Class if there were more assets. Unannualized total return for six months ending April 30, 2003: 0.37%.

c Annualized figures for the six-month period ended April 30, 2003.

d For the period March 1, 2002 (inception) through October 31, 2002.

e For the period December 14, 2001 (inception) through October 31, 2002.

f For the period February 1, 2001 (inception) through October 31, 2001.

Letter from the Chairman



David G. Van Hooser
Chairman

Fellow Shareholder:

After a difficult fiscal 2002, major equity indices showed positive returns for the first half of our fiscal year 2003. Although equity markets improved generally, the six months ended April 30, 2003 were a period of considerable market volatility. For example, one of the most widely followed indices of the domestic stock market, the S&P 500 Index, began the fiscal year with a gain for November but then retreated for three consecutive months in response to concerns about weak worldwide economic conditions and the war in Iraq. By early March, 2003 the S&P 500 Index had fallen to its lowest level since its recent market bottom of October 9, 2002. Then, as war concerns gradually eased, the index turned upward, ultimately delivering a return of 4.48% for the six-month period.

In addition to the S&P 500, indices for all major equity investment styles and market capitalizations increased for the six-month period as shown in the table below. Major fixed income indices also posted positive total returns.

RETURNS FOR PERIODS ENDED APRIL 30, 2003	6 months	1 year	5 years	10 years
Wilshire 5000 (entire U.S. stock market)	5.02%	-13.59%	-2.61%	9.11%
S&P 500 (large cap stocks)	4.48	-13.31	-2.43	9.66
Russell Midcap® (mid cap stocks)	7.58	-14.13	1.00	10.14
Russell 2000® (small cap stocks)	7.55	-20.76	-2.47	7.49
EAFE (foreign stocks)	1.81	-16.27	-5.52	1.98
CSFB High-Yield (high-yield bonds)	19.75	11.26	3.06	6.98
LB AGG (taxable investment grade bonds)	4.31	10.47	7.58	7.24
90-Day T-Bills (proxy for money market returns)	0.61	1.46	3.98	4.43

Portfolio Managers' Commentary

Beginning with this semi-annual report, we have expanded the space allotted for information on each Harbor fund to enable the portfolio managers to give our shareholders their perspective on fund performance and the conditions affecting each fund. For several years, we have made quarterly interviews with each portfolio manager available on our web site (www.harborfund.com). This is the first time, however, that we have included extensive commentaries from each manager in our semi-annual report.

As a shareholder, you know that all of our funds are subadvised by investment managers who are specialists in the asset class they manage for Harbor Fund. We select managers who we believe will provide Harbor Fund investors with good performance relative to appropriate benchmarks over the long term. When a fund does not meet our standards for long-term performance, we will replace existing managers with new subadvisers, as we have done on several occasions since Harbor Fund began in 1986.

We hope you will find these semi-annual commentaries by each of the managers to be informative summaries on your investments.

Notable Performers

Notable fund performers for the six-month period included the Harbor Mid Cap Growth Fund, Harbor Bond Fund, and Harbor International Fund. Directed by portfolio manager William Jeffery and his team, Harbor Mid Cap Growth was the top performer in the Harbor family for this volatile semi-annual period. With a portfolio constructed to perform well in a climate of economic recovery, the Harbor Mid Cap Growth Fund had a total return of 12.11% for the six months and exceeded its benchmark return.

Harbor Bond Fund and Harbor International Fund, two of the most established and widely held funds in the Harbor family, outpaced their benchmarks for the six months as well as for longer-term periods. During the fiscal half-year period, both funds also received important industry recognition for long-term performance. Harbor Bond Fund, managed by Bill Gross since its inception in 1987, was one of only 10 funds chosen as winners of the first annual Standard & Poor's/Business Week Excellence in Fund Management awards. Morningstar nominated Hakan Castegren, who has managed Harbor International Fund since its inception in 1987, for its International-Stock Manager of the Year award.

One further highlight of the latest six-month period was the addition of the Harbor High-Yield Bond Fund to our existing lineup of fixed income funds. The Harbor High-Yield Bond Fund is managed by Mark R. Shenkman, president and founder of Shenkman Capital Management, Inc. ("Shenkman Capital"), New York City. Shenkman Capital specializes exclusively in high-yield investments. Launched on December 1, 2002, this new fund provides individual investors with access to Shenkman Capital's services.

Asset Allocation and Diversification

The volatility of the last six months highlights the merits of certain investment fundamentals. One of these fundamentals is asset allocation. At various times during the last six months, equity markets were improving, then declining and finally improving again to show positive results for the semi-annual period. Some equity markets did better than others. Yet it is impossible for any investor to consistently determine which direction the broad markets, or a style within the broad market, may move in the short term. One way to cope with the natural volatility in the markets is to determine how much risk you can accept as an investor and then allocate the assets in your portfolio to several different asset classes consistent with your risk tolerance. The diversification that can result from an effective asset allocation is one way investors can lower the risk in their portfolio.

Harbor Fund has funds in many asset classes, including all major domestic equity styles, international equities, and major fixed income alternatives. Whether you use one or more Harbor funds in your portfolio, allocating your investments to include large, mid and small cap domestic stock funds in both growth and value styles and international equity funds in both growth and value styles can diversify an investor's equity portfolio. Investing some of your assets in fixed income funds provides additional diversification and usually lowers the risk in a portfolio. You can find additional information on the asset class and risk characteristics of each Harbor fund on page 1 of our prospectus dated March 1, 2003 and at our web site, www.harborfund.com.

Long-Term Perspective

The declines in equity returns over the last three years and the improvement in equity returns in this fiscal semi-annual period serve as a good reminder that we should invest with a long-term perspective. All funds in the Harbor Fund family are managed by investment professionals who are looking to beat their benchmarks over the long-term. For investors, this should typically mean an investment time horizon of at least five years, and it may mean ten years and even longer for some more volatile equity investments. Investors with near-term needs for the funds in their investments should consider more conservative fixed income alternatives and short duration or money market funds to meet their investment objectives.

Lower Taxes on Investment Returns

On May 28, President Bush signed into law new tax legislation. This new tax package lowers the tax rate on dividends to a maximum of 15% compared with the previous maximum of 38.6%. In addition, the rate on capital gains on investments held for at least one year will drop to 15% from the previous 20%. Short-term capital gains on investments held for less than one year will continue to be taxed as ordinary income with rates up to the maximum rate of 35%.

As we go to press with this semi-annual report, certain aspects of this tax legislation are still being clarified, including some provisions that could affect mutual funds. In general, dividends from equity mutual funds that are the result of dividends received on equity investments in a fund's portfolio will be passed through to shareholders and taxed at a maximum rate of 15%. Dividends that are the result of interest income or short-term capital gains will be passed through at the investor's ordinary income tax rate. In other words, mutual fund shareholders will receive two types of dividends—one that qualifies for the maximum rate of 15% and another that will be taxed as ordinary income with rates up to a maximum of 35%. Dividends received from fixed income mutual funds generally are derived from interest income received by the fund. These fixed income fund dividends will be passed through and taxed at maximum rates up to 35%.

The lower tax rates on ordinary dividends from equity funds and on long-term capital gains can represent significant benefits to investors with assets in taxable accounts. While the impact will vary by investor, the bottom line is that mutual fund shareholders should pay lower taxes on their equity dividends and long-term capital gains as a result of the new tax legislation.

Thank you for your investment in Harbor Fund. As always, we are committed to providing investment products that we believe have the potential to help you reach your financial goals over the long term.

June 13, 2003

David G. Van Hooser
Chairman

Harbor Capital Appreciation Fund
MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
Jennison Associates LLC
466 Lexington Avenue
New York, NY 10017



Spiros Segalas
Portfolio Manager

INVESTMENT GOAL
Long-term growth of capital.

INSTITUTIONAL CLASS
Fund #: 012
Cusip: 411511504
Ticker: HACAX
Inception Date: 12-29-1987

RETIREMENT CLASS
Fund #: 212
Cusip: 411511827
Ticker: HRCAX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #: 412
Cusip: 411511819
Ticker: HCAIX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

The Harbor Capital Appreciation Fund posted positive returns but underperformed the S&P 500 and Russell 1000® Growth indices for the six months ended April 30, 2003. The Fund's relative performance can be reviewed within the framework of two distinct periods. From November 2002 through February 2003, as geopolitical uncertainties weighed heavily on investor sentiment and equities slid lower, the Fund underperformed the S&P 500 and Russell 1000® Growth indices. However, with a successful end to the military campaign in Iraq, lower energy prices, rebounding confidence, and a significant lift in financial conditions, investors focused more on market fundamentals than on headlines and bid equities higher. For the two-month period ended April 30, 2003 the portfolio outperformed both indices.

Information technology stocks were the largest contributors to the Fund's absolute return for the six-month period. Among the top-performing technology stocks in the portfolio were Cisco, KLA-Tencor, Xilinx and SAP. All of these companies have improved their competitive positions during this cyclical downturn while significantly reducing costs, thus creating attractive earnings potential as demand for their products makes a comeback. KLA-Tencor's stock benefited from incrementally stronger shipments in the semiconductor industry. Lean inventory levels and new technology penetration in areas such as wireless networking and electronic entertainment devices are promising indications for an improvement in semiconductor demand.

Xilinx has demonstrated strength in its advanced products division alongside higher gross margins as a result of yield improvements and lower manufacturing costs. The company also reported a large increase in backlog orders, which resulted in improved visibility for its business. SAP moved sharply higher in April on the back of a third consecutive quarter of good earnings that highlighted strong relative performance versus other application software competitors, continued market share gains, improved execution, and margin expansion. SAP's performance is notable in light of the difficult operating environment for the industry.

Health care stocks were another significant contributor to the portfolio's return, led by biotech holdings Amgen, MedImmune, and Genentech. We have been emphasizing companies that we believe are earlier in their growth cycles and whose revenue bases benefit more from successful new product launches than those of more mature companies. The more traditional pharmaceutical companies in the portfolio also rose for the period.

Our consumer discretionary stocks, the largest emphasis in the portfolio, were essentially flat for the period and trailed the Fund's overall return. Strong performances from media-related stocks like Univision and specialty retailers like Bed Bath & Beyond were offset by negative returns in Porsche and Harley-Davidson. Our more defensively oriented holdings in the consumer staples and industrials sectors lagged the broader market's performance as investors transitioned to more aggressive positions in anticipation of a pick-up in economic and market activity. Within the industrials sector Lockheed Martin and Northrop Grumman detracted from performance.

We have purchased stocks that, in our opinion, have company-specific growth catalysts or are in industries with secular and cyclical fundamental improvements. We have taken advantage of market volatility to selectively add to our positions at relatively inexpensive prices.

GROWTH OF A $10,000 INVESTMENT
For the period 04-30-1993 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Annualized 10 Years	Final Value of a $10,000 Investment
Capital Appreciation					
—— Institutional Class	1.90%	–19.19%	–3.41%	10.04%	$26,038
⋯⋯ Retirement Class	1.90	–19.29	–3.63	9.78	25,426
—— Investor Class	1.70	–19.52	–3.82	9.57	24,947
Comparative Indices					
—— S&P 500	4.48%	–13.31%	–2.43%	9.66%	$25,150
⋯⋯ Russell 1000® Growth	4.28	–14.35	–5.63	7.89	21,367

The graph compares a $10,000 investment in the Fund with the performance of the S&P 500 Index and the Russell 1000® Growth Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Stock Holdings (% of net assets)
(Excludes net cash and short-term investments of 2.0%)

Paper & Forest Products	0.2
Commercial Services & Supplies	0.4
Internet & Catalog Retail	0.5
Personal Products	0.7
Health Care Equipment & Supplies	0.9
Food & Drug Retailing	1.4
Beverages	1.6
Banks	1.7
Household Products	1.7
Energy Equipment & Services	1.8
Oil & Gas	1.9
Aerospace & Defense	2.0
Wireless Telecommunication Services	2.0
Industrial Conglomerates	2.3
Automobiles	2.4
Hotels Restaurants & Leisure	3.1
Insurance	4.3
Software	4.6
Communications Equipment	4.8
Specialty Retail	5.0
Computers & Peripherals	5.7
Multiline Retail	6.6
Biotechnology	6.7
Media	7.0
Diversified Financials	7.1
Semiconductor Equipment & Products	10.6
Pharmaceuticals	11.0

COMMON STOCKS—97.1%

Shares		Value (000s)
AEROSPACE & DEFENSE—2.0%		
1,097,900	Lockheed Martin Corp.	$ 54,950
572,300	Northrop Grumman Corp.	50,334
		105,284
AUTOMOBILES—1.5%		
1,685,600	Harley-Davidson Inc.	74,908
BANKS—1.7%		
2,495,600	Bank One Corp.	89,966
BEVERAGES—1.6%		
1,620,500	Anheuser-Busch Cos. Inc.	80,831
BIOTECHNOLOGY—6.7%		
3,014,700	Amgen Inc.*	184,831
1,332,500	Genentech Inc.*	50,622
1,179,400	Gilead Sciences Inc.	54,417
1,525,300	MedImmune Inc.*	53,797
		343,667
COMMERCIAL SERVICES & SUPPLIES—0.4%		
732,400	Paychex Inc.	22,807
COMMUNICATIONS EQUIPMENT—4.8%		
9,996,900	Cisco Systems Inc.*	150,353
5,734,600	Nokia Corp. ADR[1]	95,022
		245,375
COMPUTERS & PERIPHERALS—5.7%		
4,132,900	Dell Computer Corp.*	119,482
5,968,700	Hewlett-Packard Co.	97,290
927,200	International Business Machines Corp.	78,719
		295,491
DIVERSIFIED FINANCIALS—7.1%		
3,141,700	American Express Co.	118,945
1,965,266	Citigroup Inc.	77,137
1,232,100	Goldman Sachs Group Inc.	93,516
1,924,200	Merrill Lynch & Co. Inc.	78,988
		368,586
ENERGY EQUIPMENT & SERVICES—1.8%		
2,176,600	Schlumberger Ltd.	91,265
FOOD & DRUG RETAILING—1.4%		
1,349,600	Walgreen Co.	41,649
519,000	Whole Foods Market Inc.	30,808
		72,457
HEALTH CARE EQUIPMENT & SUPPLIES—0.9%		
936,200	Medtronic Inc.	44,694
HOTELS RESTAURANTS & LEISURE—3.1%		
1,887,900	Marriott International Inc. Cl. A	67,794
3,936,600	Starbucks Corp.*	92,471
		160,265
HOUSEHOLD PRODUCTS—1.7%		
956,000	Procter & Gamble Co.	85,897
INDUSTRIAL CONGLOMERATES—2.3%		
944,500	3M Co.	119,045
INSURANCE—4.3%		
2,511,625	American International Group Inc.	145,549
938,900	XL Capital Ltd. Cl. A	77,271
		222,820
INTERNET & CATALOG RETAIL—0.5%		
280,700	eBay Inc.*	26,041

Harbor Capital Appreciation Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
MEDIA—7.0%		
1,085,500	Clear Channel Communications Inc.*	$ 42,454
996,900	New York Times Co. Cl. A	46,236
630,300	Omnicom Group Inc.	39,016
2,792,100	Univision Communications Inc. Cl. A*	84,545
3,442,440	Viacom Inc. Cl. B*	149,436
		361,687
MULTILINE RETAIL—6.6%		
2,875,900	Kohls Corp.*	163,351
3,109,200	Wal-Mart Stores Inc.	175,110
		338,461
OIL & GAS—1.9%		
757,360	Total Fina Elf SA Series B*	99,500
PAPER & FOREST PRODUCTS—0.2%		
193,200	International Paper Co.	6,907
107,100	Weyerhaeuser Co.	5,311
		12,218
PERSONAL PRODUCTS—0.7%		
362,100	Avon Products Inc.	21,063
432,000	Gillette Co.	13,154
		34,217
PHARMACEUTICALS—11.0%		
2,894,400	Abbott Laboratories	117,599
827,100	Allergan Inc.	58,104
1,246,100	AstraZeneca plc ADR[1]	49,682
1,319,300	Forest Laboratories Inc.	68,234
2,095,700	Johnson & Johnson	118,114
3,649,879	Pfizer Inc.	112,234
971,000	Teva Pharmaceutical Industries Ltd. ADR[1]	45,346
		569,313
SEMICONDUCTOR EQUIPMENT & PRODUCTS—10.6%		
766,700	Analog Devices Inc.*	25,393
5,146,100	Applied Materials Inc.*	75,133
6,626,600	Intel Corp.	121,929
1,499,500	KLA-Tencor Corp.*	61,479
1,978,300	Novellus Systems Inc.*	55,472
3,057,400	STMicroelectronics NV—Registered	62,952
3,561,000	Texas Instruments Inc.	65,843
2,845,100	Xilinx Inc.*	77,017
		545,218

COMMON STOCKS—Continued

Shares		Value (000s)
SOFTWARE—4.6%		
6,372,300	Microsoft Corp.*	$ 162,940
2,917,600	SAP AG ADR[1]*	74,428
		237,368
SPECIALTY RETAIL—5.0%		
2,849,300	Bed Bath & Beyond Inc.*	112,576
1,367,200	Lowe's Cos. Inc.	60,006
2,989,400	Tiffany & Co.	82,926
		255,508
WIRELESS TELECOMMUNICATION SERVICES—2.0%		
5,101,100	Vodafone Group plc ADR[1]	100,798
TOTAL COMMON STOCKS	(Cost $4,865,421)	5,003,687

PREFERRED STOCKS—0.9%

(Cost $56,957)

AUTOMOBILES—0.9%		
126,473	Porsche AG*	46,665

SHORT-TERM INVESTMENTS—1.6%

Principal Amount (000s)		
COMMERCIAL PAPER		
	American Express Credit Corp. Yrs. 1&2	
$ 30,207	1.250%—05/01/2003	30,207
	General Electric Capital Corp.	
50,000	1.230%—05/01/2003	50,000
TOTAL SHORT-TERM INVESTMENTS	(Cost $80,207)	80,207
TOTAL INVESTMENTS—99.6%	(Cost $5,002,585)	5,130,559
CASH AND OTHER ASSETS, LESS LIABILITIES—0.4%		22,644
TOTAL NET ASSETS—100.0%		$5,153,203

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Mid Cap Growth Fund
MANAGERS' COMMENTARY (Unaudited)

SUBADVISER
Wall Street Associates
1200 Prospect Street
Suite 100
LaJolla, CA 92037



William Jeffery
Portfolio Manager



Kenneth McCain
Portfolio Manager



David Baratta
Portfolio Manager

INVESTMENT GOAL
Long-term growth of capital.

INSTITUTIONAL CLASS
Fund #: 019
Cusip: 411511876
Ticker: HAMGX
Inception Date: 11-01-2000

RETIREMENT CLASS
Fund #: 219
Cusip: 411511793
Ticker: HRMGX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #: 419
Cusip: 411511785
Ticker: HIMGX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

During the six months ended April 30, 2003 stock markets produced some of their more volatile performance in recent history. The rally that began in October 2002 continued into November but was short-lived as stocks declined in December on fears of war and a sagging economy. The broad market posted gains in early January, followed by a mid-quarter sell-off as world events and higher oil prices dampened investors' enthusiasm for equities. Stocks enjoyed a rally late in the quarter when the war began in Iraq and again in April as the combat phase of the war reached a conclusion.

The Harbor Mid Cap Growth Fund returned over 12% and outpaced its benchmark, the Russell Midcap® Growth Index, by approximately four percentage points for the six-month period. Stock selection and sector allocation both contributed to the Fund's strong performance relative to the benchmark.

Investments in the health care sector produced the most significant contribution to portfolio returns for the Fund. The strong performance relative to the benchmark was due principally to stock selection, including positions in WebMD, MedImmune, and Gilead Sciences. In all, the Fund's investments in the health care sector gained approximately 19% during the period, compared with a return of approximately 7% for the benchmark's health care sector.

Portfolio holdings in the consumer discretionary sector also added value, gaining approximately 14% during the period. Retailer Abercrombie & Fitch provided the largest contribution to return of any stock in the portfolio. In addition, the Fund's overweighted position in the information technology sector paid off as tech stocks performed well in January and April.

Investments in the industrials sector, where the Fund had an underweighted position, proved to be the largest detractor from both absolute and relative performance. It was the only sector in which the portfolio had a negative return for the period.

Equity markets were extremely volatile during the first quarter of 2003 as investors focused on headline news rather than economic data. With the combat phase of the war completed, investors began to focus on economic news and corporate earnings, leading to a recovery in stock prices. We anticipate that the economy will continue to recover and expect that smaller capitalization growth stocks will lead the recovery and ultimately outperform, as they have done historically during such periods.

The Fund is invested in areas that we believe offer the greatest potential for growth. The portfolio will have a continued emphasis on the technology sector, as these stocks tend to lead the market during periods of recovery. We anticipate that health care also will be a large contributor to returns going forward. Despite the recent strong performance of consumer stocks, we have some concern about the strength of the consumer and have slightly underweighted the sector. Finally, we will continue to overweight the energy sector, which we expect will benefit from a supply/demand imbalance for natural gas.

GROWTH OF A $10,000 INVESTMENT
For the period 11-01-2000 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Life of Fund	Final Value of a $10,000 Investment
Mid Cap Growth					
Institutional Class	12.11%	–19.76%	N/A	–26.57%	$4,630
Retirement Class	12.11	–19.84	N/A	–26.69	4,612
Investor Class	12.11	–19.84	N/A	–26.69	4,612
Comparative Index					
Russell Midcap® Growth	8.19%	–16.67%	N/A	–23.61%	$5,100

The graph compares a $10,000 investment in the Fund with the performance of the Russell Midcap® Growth Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. Stocks of mid cap companies pose special risks, including possible illiquidity and greater price volatility than stocks of larger, more established companies. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Mid Cap Growth Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 3.6%)

Multi-Utilities	0.4
Airlines	0.7
Multiline Retail	0.7
Diversified Financials	1.0
Pharmaceuticals	1.0
Auto Components	1.5
Beverages	1.6
Aerospace & Defense	1.7
Computers & Peripherals	1.7
Commercial Services & Supplies	1.9
IT Consulting & Services	1.9
Road & Rail	1.9
Textiles & Apparel	2.5
Insurance	2.7
Software	3.0
Hotels Restaurants & Leisure	3.2
Communications Equipment	3.6
Health Care Providers & Services	4.0
Electronic Equipment & Instruments	4.5
Specialty Retail	11.3
Biotechnology	12.7
Energy Equipment & Services	15.5
Semiconductor Equipment & Products	17.4

COMMON STOCKS—96.4%

Shares		Value (000s)
AEROSPACE & DEFENSE—1.7%		
3,400	Alliant Techsystems Inc.*	$ 183
AIRLINES—0.7%		
5,900	SKYWEST Inc.	75
AUTO COMPONENTS—1.5%		
5,400	Gentex Corp.*	163
BEVERAGES—1.6%		
6,600	Constellation Brands Inc. Cl. A*	177
BIOTECHNOLOGY—12.7%		
10,500	Celgene Corp.*	279
4,800	Cephalon Inc.*	196
4,800	Genzyme Corp.*	193
5,900	Gilead Sciences Inc.*	272
4,600	IDEC Pharmaceuticals Corp.*	151
8,200	MedImmune Inc.*	289
		1,380
COMMERCIAL SERVICES & SUPPLIES—1.9%		
8,000	Monster Worldwide Inc.	134
2,300	Paychex Inc.	72
		206
COMMUNICATIONS EQUIPMENT—3.6%		
5,300	Emulex Corp.*	109
3,900	Harris Corp.	111
10,400	Scientific-Atlanta Inc.	169
		389
COMPUTERS & PERIPHERALS—1.7%		
13,800	Network Appliance Inc.*	183
DIVERSIFIED FINANCIALS—1.0%		
1,900	iShares Trust	105
ELECTRONIC EQUIPMENT & INSTRUMENTS—4.5%		
11,700	Agilent Technologies Inc.*	187
17,000	Symbol Technologies Inc.	186
6,200	Thermo Electron Corp.*	113
		486
ENERGY EQUIPMENT & SERVICES—15.5%		
8,000	BJ Services Co.*	292
6,100	ENSCO International Inc.	155
13,000	Global Industries Ltd.*	58
11,800	Grant Prideco Inc.*	135
5,500	Nabors Industries Inc.*	216
8,300	National-Oilwell Inc.*	174
7,900	Patterson-UTI Energy Inc.*	261
7,500	Precision Drilling Corp.*	258
3,300	Weatherford International Ltd.	133
		1,682
HEALTH CARE PROVIDERS & SERVICES—4.0%		
1,600	AdvancePCS*	48
9,600	Caremark Rx Inc.*	191
20,400	WebMD Corp.*	197
		436
HOTELS RESTAURANTS & LEISURE—3.2%		
4,000	Outback Steakhouse Inc.	143
3,900	Starbucks Corp.*	92
4,100	Wendy's International Inc.	119
		354

Harbor Mid Cap Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
INSURANCE—2.7%		
3,500	PartnerRe Ltd.	$ 187
2,100	StanCorp Financial Group Inc.	113
		300
IT CONSULTING & SERVICES—1.9%		
1,200	Affiliated Computer Services Inc. Cl. A	57
4,700	Computer Sciences Corp.*	155
		212
MULTILINE RETAIL—0.7%		
3,000	Dollar Tree Stores Inc.	76
MULTI-UTILITIES—0.4%		
7,500	Calpine Corp.*	40
PHARMACEUTICALS—1.0%		
3,800	Mylan Laboratories Inc.	107
ROAD & RAIL—1.9%		
11,500	Swift Transportation Co. Inc.*	208
SEMICONDUCTOR EQUIPMENT & PRODUCTS—17.4%		
23,400	Atmel Corp.*	43
4,300	Broadcom Corp. Cl. A*	77
17,600	Cypress Semiconductor Corp.*	154
9,900	Intersil Holding Corp. Cl. A*	183
3,000	KLA-Tencor Corp.*	123
9,800	Lam Research Corp.*	142
9,600	LSI Logic Corp.*	51
9,600	Marvell Technology Group Ltd.*	222
1,800	Maxim Integrated Products Inc.*	71
10,100	Micrel Inc.*	118
10,700	Microchip Technology Inc.*	222
3,900	National Semiconductor Corp.*	73
3,600	Novellus Systems Inc.*	101
3,800	QLogic Corp.*	167
5,300	Xilinx Inc.*	144
		1,891
SOFTWARE—3.0%		
2,200	Adobe Systems Inc.	76
5,800	Autodesk Inc.	90
7,700	BEA Systems Inc.*	83
2,200	Mercury Interactive Corp.*	75
		324

COMMON STOCKS—Continued

Shares		Value (000s)
SPECIALTY RETAIL—11.3%		
9,600	Abercrombie & Fitch Co. Cl. A*	$ 316
8,000	Bed Bath & Beyond Inc.*	316
3,900	Best Buy Co. Inc.*	135
17,900	Foot Locker Inc.*	197
5,900	Tiffany & Co.	164
4,000	Williams-Sonoma Inc.*	104
		1,232
TEXTILES & APPAREL—2.5%		
6,300	Jones Apparel Group Inc.*	180
3,100	Reebok International Ltd.	96
		276
TOTAL COMMON STOCKS		
	(Cost $10,263)	10,485

SHORT-TERM INVESTMENT—3.5%
(Cost $383)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 8.00% November 15, 2021, par value of $275 (repurchase proceeds of $383 when closed on	
$ 383	May 1, 2003)	383
TOTAL INVESTMENTS—99.9%		
	(Cost $10,646)	10,868
CASH AND OTHER ASSETS, LESS LIABILITIES—0.1%		7
TOTAL NET ASSETS—100.0%		$10,875

---

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Small Cap Growth Fund
MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
Westfield Capital Management
  Company LLC
One Financial Center
23rd Floor
Boston, MA 02111



William Muggia
Portfolio Manager

INVESTMENT GOAL
Long-term growth of capital.

INSTITUTIONAL CLASS
Fund #: 010
Cusip: 411511868
Ticker: HASGX
Inception Date: 11-01-2000

RETIREMENT CLASS
Fund #: 210
Cusip: 411511769
Ticker: HRSGX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #: 410
Cusip: 411511777
Ticker: HISGX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

The Harbor Small Cap Growth Fund delivered positive returns for the six months ended April 30, 2003, as markets rallied in March and April. The Fund lagged the Russell 2000® Growth index for the period but outperformed the index for the latest 12 months and since the Fund's inception.

We continue to feel that the economy will pick up now that geopolitical issues are closer to resolution. For the most part, the companies we have invested in appear to have weathered the prolonged downturn admirably and we are positioning the portfolio for growth. At period end, our analysis indicated that the small cap growth asset class remained substantially undervalued relative to small cap value on a historical basis. We are committed to maintaining a long-term view when reviewing companies, and believe that our efforts to discount short-term volatility have served our investors well.

Our largest weight continued to be in the healthcare sector, representing approximately 22% of the portfolio for the period, about four percentage points above the benchmark weight. This group was down in 2002 but we continue to think that fundamentals do not warrant the selling, particularly given the strong demographics for the group. Celgene was among our best performers in this sector, up approximately 20% over the six-month period.

Industrials made up the next largest weight in the portfolio at 22%, almost eight percentage points above the benchmark weighting. With good performance from names such as Checkfree, Career Education, and Corporate Executive Board, our holdings were up roughly 13% versus almost 5% for the benchmark sector. Armor Holdings was one of the largest disappointments in the group but we feel the company should benefit from the government's increased spending on homeland security.

The consumer discretionary sector made up the next largest component within the portfolio at almost 14%, slightly below the index. Entravision and Extended Stay America detracted from performance as our holdings in this sector slightly lagged those in the benchmark. Extended Stay has since been sold and Entravision was placed under review. We recently added Chico's FAS to the portfolio and feel that management's ability to generate industry-leading sales productivity and profit margins will transfer to its new Pazo brand, which is aimed at a younger demographic than the company's core line.

The technology sector continues to represent our largest underweight at just over 13% versus the index weight of 25%. We are closely following the company fundamentals in technology and are concerned that they will not justify any substantial short-term price increases. Our goal is to selectively add to technology as the economy begins to recover.

We reduced our position in financials during the quarter, resulting in an average weight of almost 14%, slightly below the benchmark. We added Investors Financial Services to the portfolio and feel the company will benefit dramatically from any stabilization in the markets. We continue to be overweighted in the energy sector, which added value in terms of sector allocation. We believe that domestic natural gas assets will command a premium going forward due to a growing imbalance between supply and demand.

GROWTH OF A $10,000 INVESTMENT
For the period 11-01-2000 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Annualized Life of Fund	Final Value of a $10,000 Investment
Small Cap Growth					
— Institutional Class	4.05%	–17.73%	N/A	–4.14%	$9,000
...... Retirement Class	4.05	–17.82	N/A	–4.29	8,964
— Investor Class	4.05	–17.82	N/A	–4.29	8,964
Comparative Index					
— Russell 2000® Growth	7.68%	–23.50%	N/A	–19.66%	$5,785

The graph compares a $10,000 investment in the Fund with the performance of the Russell 2000® Growth Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. Stocks of small cap companies pose special risks, including possible illiquidity and greater price volatility than stocks of larger, more established companies. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Small Cap Growth Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash, convertible bond and short-term investment of 12.6%)

Aerospace & Defense	0.9
Media	0.9
Electronic Equipment & Instruments	1.0
Hotels Restaurants & Leisure	1.7
Oil & Gas	1.9
Diversified Financials	2.0
Pharmaceuticals	2.1
Internet Software & Services	2.7
Communications Equipment	3.6
Insurance	4.3
Energy Equipment & Services	5.2
Banks	6.1
Biotechnology	6.7
Health Care Providers & Services	7.1
Specialty Retail	7.1
Semiconductor Equipment & Products	8.2
Health Care Equipment & Supplies	9.8
Commercial Services & Supplies	16.1

COMMON STOCKS—87.4%

Shares		Value (000s)
AEROSPACE & DEFENSE—0.9%		
231,300	Armor Holdings Inc.*	$ 2,787
BANKS—6.1%		
175,300	East West Bancorp Inc.	5,934
176,800	Southwest Bancorporation of Texas Inc.*	6,008
244,800	UCBH Holdings Inc.	6,228
		18,170
BIOTECHNOLOGY—6.7%		
221,300	Celgene Corp.*	5,889
356,200	CV Therapeutics Inc.*	7,117
205,000	Invitrogen Corp.*	6,703
		19,709

COMMON STOCKS—Continued

Shares		Value (000s)
COMMERCIAL SERVICES & SUPPLIES—16.1%		
125,100	Career Education Corp.*	$ 7,522
237,100	CheckFree Corp.*	6,537
177,000	Corporate Executive Board Co.*	7,255
225,700	NDCHealth Corp.	4,345
280,000	Republic Services Inc.*	6,009
100,900	Stericycle Inc.*	3,964
360,800	Sylvan Learning Systems Inc.*	6,328
166,900	Waste Connections Inc.*	5,614
		47,574
COMMUNICATIONS EQUIPMENT—3.6%		
254,200	Advanced Fibre Communications Inc.*	3,889
694,700	Polycom Inc.*	6,822
		10,711
DIVERSIFIED FINANCIALS—2.0%		
264,900	Investors Financial Services Corp.	5,777
ELECTRONIC EQUIPMENT & INSTRUMENTS—1.0%		
286,000	PerkinElmer Inc.	2,837
ENERGY EQUIPMENT & SERVICES—5.2%		
217,300	Helmerich & Payne Inc.	5,591
572,000	Superior Energy Services Inc.*	5,177
262,400	W-H Energy Services Inc.*	4,723
		15,491
HEALTH CARE EQUIPMENT & SUPPLIES—9.8%		
300,000	CTI Molecular Imaging Inc.*	5,508
213,700	Integra LifeSciences Holdings Corp.*	5,704
403,500	Quinton Cardiology Systems Inc.*	2,389
257,700	Wilson Greatbatch Technologies Inc.*	8,450
360,200	Wright Medical Group Inc.*	6,837
		28,888
HEALTH CARE PROVIDERS & SERVICES—7.1%		
504,200	Cross Country Inc.*	5,713
283,700	Manor Care Inc.*	5,518
85,200	Pediatrix Medical Group Inc.*	2,715
396,800	PSS World Medical Inc.*	2,385
268,400	Select Medical Corp.*	4,541
		20,872
HOTELS RESTAURANTS & LEISURE—1.7%		
118,500	P.F. Chang's China Bistro Inc.*	4,965
INSURANCE—4.3%		
124,200	Philadelphia Consolidated Holding Corp.*	4,845
194,000	Platinum Underwriters Holdings Ltd.	5,131
61,000	RenaissanceRe Holdings Ltd.	2,702
		12,678
INTERNET SOFTWARE & SERVICES—2.7%		
412,200	Digital River Inc.*	6,892
142,300	DoubleClick Inc.*	1,224
		8,116
MEDIA—0.9%		
360,200	Entravision Communications Corp.*	2,741
OIL & GAS—1.9%		
704,300	Chesapeake Energy Corp.	5,677
PHARMACEUTICALS—2.1%		
140,300	Trimeris Inc.*	6,228

DOMESTIC EQUITY

13

Harbor Small Cap Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
SEMICONDUCTOR EQUIPMENT & PRODUCTS—8.2%		
280,300	Lam Research Corp.*	$ 4,073
310,600	Power Integrations Inc.*	6,874
374,600	Semtech Corp.*	5,956
318,100	Varian Semiconductor Equipment Associates Inc.*	7,332
		24,235
SPECIALTY RETAIL—7.1%		
204,100	Chico's FAS Inc.*	4,968
185,100	Cost Plus Inc.*	5,688
214,000	Guitar Center Inc.*	4,956
207,300	Williams-Sonoma Inc.*	5,365
		20,977
TOTAL COMMON STOCKS		
	(Cost $237,040)	258,433

CONVERTIBLE BOND—0.3%

(Cost $769)

Principal Amount (000s)		
$ 3,029	SystemOne Technologies Inc. 8.250%—12/31/2005 PIK[1]	$ 754

SHORT-TERM INVESTMENT—14.1%

(Cost $41,615)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
$41,615	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 8.00% November 15, 2021, par value of $32,580 (repurchase proceeds of $41,615 when closed on May 1, 2003)	$ 41,615
TOTAL INVESTMENTS—101.8%		
	(Cost $279,424)	300,802
CASH AND OTHER ASSETS, LESS LIABILITIES—(1.8%)		(5,168)
TOTAL NET ASSETS—100.0%		$295,634

---

1 PIK—Payment-in-kind security.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Large Cap Value Fund
MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
Armstrong Shaw Associates, Inc.
45 Grove Street
New Canaan, CT 06840



Jeffrey Shaw
Portfolio Manager

INVESTMENT GOAL
Long-term total return.

INSTITUTIONAL CLASS
Fund #: 013
Cusip: 411511603
Ticker: HAVLX
Inception Date: 12-29-1987

RETIREMENT CLASS
Fund #: 213
Cusip: 411511751
Ticker: HRLVX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #: 413
Cusip: 411511744
Ticker: HILVX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

The Harbor Large Cap Value Fund posted a positive return for the six-month period ended April 30, 2003 but trailed its benchmark, the Russell 1000® Value Index. Holdings in the consumer discretionary sector provided the largest positive contribution to returns as well as to Fund performance relative to the benchmark.

Liberty Media and Comcast, our two largest holdings in the consumer discretionary sector, were also the two largest contributors to Fund performance. We believe that Liberty's investments in public companies such as News Corp, USA Interactive, and AOL Time Warner and in privately held concerns such as Discovery Communications, QVC, and Starz trade at a significant discount to their value. Comcast is now the largest cable operator in the United States. Its stock price rose by 30% during the period as investors reacted to better-than-expected subscriber retention efforts and leading broadband penetration statistics. Another important contributor was Cendant, which is rebounding after a difficult 2002. We expect the company to generate strong free cash flow in 2003, which should enable it to continue its de-leveraging process and to repurchase shares.

The single largest detractor from performance was Textron, which during the first quarter of 2003 lowered its guidance for business jet deliveries after a large customer cancelled orders. The company is attempting to offset lower deliveries with furloughs, head count reductions, and further cuts in discretionary spending. However, we trimmed our position in Textron based on the deteriorating fundamentals.

HCA and Oxford Health Plans also were among the worst performing stocks in the portfolio for the six-month period. HCA, the largest hospital management company in the U.S., experienced volume weakness in the first quarter of 2003 due to bad weather, a weak flu season, and increased competition in some of its markets. We anticipate a modest rebound in volume for the balance of 2003 and, as such, have maintained our position. In the wake of the sell off in HCA shares, the company announced a $1.5 billion share repurchase plan, which represented roughly 10% of the outstanding market cap at the time of the announcement. Oxford, an HMO based in the metropolitan New York area, sold off for three main reasons: medical cost trends coming in above expectations, industry-wide concerns over the adequacy of reserve levels, and fears of a terrorist event in New York City, Oxford's largest market. We believe that these concerns will prove to be overdone and that Oxford should rebound strongly.

In March the market successfully retested its lows reached last October and we are hopeful that a market bottom has been reached. Only time will tell. Looking ahead, we expect a muted economic recovery at best and therefore are avoiding highly cyclical names including most technology stocks. We would need to see clearer signs of economic strength before shifting to a more aggressive strategy.

The essence of our decision-making process at Armstrong Shaw is the appraisal of a business's intrinsic value. Our goal is to buy good businesses run by proven, capable managers at prices equal to or less than 70% of their intrinsic value. The current post-bubble, back-to-basics environment should provide a perfect backdrop for these disciplines.

GROWTH OF A $10,000 INVESTMENT
For the period 04-30-1993 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	1 Year	5 Years	10 Years	Final Value of a $10,000 Investment
		Annualized			
Large Cap Value					
— Institutional Class	2.89%	−19.84%	−1.21%	9.16%	$24,016
······ Retirement Class	2.89	−19.94	−1.43	8.90	23,452
— Investor Class	2.72	−20.15	−1.63	8.69	23,014
Comparative Index					
— Russell 1000® Value	5.25%	−13.01%	−0.49%	10.31%	$26,676

The graph compares a $10,000 investment in the Fund with the performance of the Russell 1000® Value Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Large Cap Value Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 7.5%)

Sector	%
Aerospace & Defense	2.0
Electric Utilities	2.7
Chemicals	2.8
Hotels Restaurants & Leisure	2.9
Household Durables	2.9
Electrical Equipment	3.4
Banks	3.5
Food & Drug Retailing	4.1
Health Care Providers & Services	4.7
Industrial Conglomerates	4.8
Specialty Retail	5.6
Pharmaceuticals	5.7
Commercial Services & Supplies	6.9
Oil & Gas	7.4
Media	9.0
Insurance	11.4
Diversified Financials	12.7

COMMON STOCKS—92.5%

Shares		Value (000s)
AEROSPACE & DEFENSE—2.0%		
138,100	Honeywell International Inc.	$ 3,259
BANKS—3.5%		
213,321	FleetBoston Financial Corp.	5,657
CHEMICALS—2.8%		
106,999	E.I. du Pont De Nemours & Co.	4,551
COMMERCIAL SERVICES & SUPPLIES—6.9%		
466,400	Cendant Corp.*	6,660
131,200	Pitney Bowes Inc.	4,606
		11,266

COMMON STOCKS—Continued

Shares		Value (000s)
DIVERSIFIED FINANCIALS—12.7%		
139,100	American Express Co.	$ 5,266
140,012	Citigroup Inc.	5,495
112,400	Federal Home Loan Mortgage Corp.	6,508
83,400	Merrill Lynch & Co. Inc.	3,424
		20,693
ELECTRIC UTILITIES—2.7%		
82,100	Exelon Corp.	4,355
ELECTRICAL EQUIPMENT—3.4%		
109,700	Emerson Electric Co.	5,562
FOOD & DRUG RETAILING—4.1%		
189,400	CVS Corp.	4,585
122,700	Safeway Inc.*	2,039
		6,624
HEALTH CARE PROVIDERS & SERVICES—4.7%		
120,600	HCA Inc.	3,871
128,600	Oxford Health Plans Inc.*	3,764
		7,635
HOTELS RESTAURANTS & LEISURE—2.9%		
189,300	Yum! Brands Inc.*	4,676
HOUSEHOLD DURABLES—2.9%		
86,900	Whirlpool Corp.	4,648
INDUSTRIAL CONGLOMERATES—4.8%		
194,800	General Electric Co.	5,737
67,700	Textron Inc.	1,997
		7,734
INSURANCE—11.4%		
136,700	Allstate Corp.	5,166
82,465	Chubb Corp.	4,362
136,800	John Hancock Financial Services Inc.	3,970
112,200	MGIC Investment Corp.	5,101
		18,599
MEDIA—9.0%		
157,000	Comcast Corp. Cl. A*	4,719
51,400	Gannett Inc.	3,892
550,400	Liberty Media Corp. Series A*	6,054
		14,665
OIL & GAS—7.4%		
50,600	ChevronTexaco Corp.	3,178
82,300	Devon Energy Corp.	3,889
117,300	Kerr-McGee Corp.	4,940
		12,007
PHARMACEUTICALS—5.7%		
118,200	Abbott Laboratories	4,802
76,000	Merck & Co Inc.	4,422
		9,224
SPECIALTY RETAIL—5.6%		
308,300	Office Depot Inc.*	3,903
216,300	RadioShack Corp.	5,129
		9,032
TOTAL COMMON STOCKS		
	(Cost $151,705)	150,187

Harbor Large Cap Value Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENT—8.8%

(Cost $14,363)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
$14,363	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 8.00% November 15, 2021, par value of $10,260 (repurchase proceeds of $14,363 when closed on May 1, 2003)	$ 14,363
	TOTAL INVESTMENTS—101.3%	
	(Cost $166,068)	164,550
	CASH AND OTHER ASSETS, LESS LIABILITIES—(1.3%).................	(2,142)
	TOTAL NET ASSETS—100.0%	$162,408

---

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Mid Cap Value Fund
MANAGERS' COMMENTARY (Unaudited)

DOMESTIC EQUITY

SUBADVISER
Dalton, Greiner, Hartman,
   Maher & Co.
565 Fifth Avenue
Suite 2101
New York, NY 10017



Timothy G. Dalton, Jr.
Portfolio Manager



Kenneth J. Greiner
Portfolio Manager



Bruce H. Geller
Portfolio Manager



Peter A. Gulli
Portfolio Manager

INVESTMENT GOAL
Long-term total return.

INSTITUTIONAL CLASS
Fund #: 023
Cusip: 411511835
Ticker: HAMVX
Inception Date: 03-01-2002

RETIREMENT CLASS
Fund #: 223
Cusip: 411511728
Ticker: HRMVX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #: 423
Cusip: 411511736
Ticker: HIMVX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

The Harbor Mid Cap Value Fund lagged its benchmark, the Russell Midcap® Value Index, for the six-month period ended April 30, 2003. The Fund had outperformed the index in the fourth calendar quarter of 2002 as it benefited from its exposure to economically sensitive stocks. However, the positive momentum of the economy and equity markets from the fourth quarter stalled in the first quarter of 2003, as uncertainty regarding the war in Iraq took a toll on business and consumer spending. Unfortunately, the momentum that the Fund had carried into the first quarter also stalled. The portfolio produced a positive return in April as markets rallied in the aftermath of the war.

Major detractors from the Fund's performance included Interstate Bakeries and BJ's Wholesale Club, which declined sharply during the six-month period. Both came under pressure as a result of earnings forecasts that were weaker than had been expected. Performance also was hurt by positions in King Pharmaceuticals and Tellabs. Shares of King Pharmaceuticals fell after the company disclosed that the SEC was investigating its Medicaid pricing practices. Uneven spending patterns by major customers caused lower than expected results for Tellabs. We no longer hold Interstate Bakeries or King Pharmaceuticals in the portfolio, since we believe there are others that offer better risk-reward opportunities.

The largest positive contributions to performance were from PACCAR in the industrials sector, Insight Communications in the consumer discretionary sector, and information technology stocks Synopsys and Lattice Semiconductor. These stocks all had upward moves of 27% or greater for the six-month period. Benefiting from a recovery in North American heavy-duty truck production, PACCAR posted better than expected results. Higher rates and strong demand for digital services drove strong results for Insight Communications. Shares of Synopsys and Lattice Semiconductor rose in anticipation of improved spending on advanced semiconductors.

Although the economic outlook is unclear, we believe that sufficient monetary and fiscal stimuli are in place to offset various risks to economic growth. Consequently, we continue to tilt the portfolio toward groups that are more economically sensitive, such as industrial cyclicals and technology. Our biggest underweights relative to the index are in financials and utilities.

We have continued to find attractive opportunities in several sectors, including Jefferson-Pilot in the financials sector and Valassis Communications in the industrials sector, both of which were purchased during the first quarter of 2003. These two companies have many of the characteristics we look for in analyzing stocks for the portfolio: proven management, high profitability, strong free cash flow, solid balance sheets, and attractive valuations.

Although we are disappointed with our results for the six months ended April 30, 2003, we are encouraged by the quality of the companies in the portfolio. In terms of key metrics for valuation, profitability, and financial strength, the portfolio as of April 30, 2003 compares favorably with the stocks represented in the Russell Midcap® Value Index.

GROWTH OF A $10,000 INVESTMENT
For the period 03-01-2002 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Life of Fund	Final Value of a $10,000 Investment
Mid Cap Value					
— Institutional Class	0.12%	–21.84%	N/A	–14.44%	$8,340
⋯ Retirement Class	0.12	–21.92	N/A	–14.53	8,329
— Investor Class	0.12	–21.92	N/A	–14.53	8,329
Comparative Index					
— Russell Midcap® Value	7.13%	–13.49%	N/A	–7.88%	$9,087

The graph compares a $10,000 investment in the Fund with the performance of the Russell Midcap® Value Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. Stocks of mid cap companies pose special risks, including possible illiquidity and greater price volatility than stocks of larger, more established companies. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Mid Cap Value Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 5.7%)

Hotels Restaurants & Leisure	2.1
Specialty Retail	2.1
Leisure Equipment & Products	2.2
Multiline Retail	2.4
Electronic Equipment & Instruments	2.5
Household Durables	2.6
IT Consulting & Services	2.7
Paper & Forest Products	2.7
Communications Equipment	2.8
Energy Equipment & Services	2.8
Oil & Gas	2.8
Food Products	3.0
Machinery	3.0
Software	3.1
Media	3.3
Diversified Financials	3.4
Metals & Mining	3.4
Real Estate	3.6
Road & Rail	3.6
Electrical Equipment	3.8
Health Care Providers & Services	3.8
Semiconductor Equipment & Products	5.4
Banks	5.8
Insurance	6.3
Electric Utilities	6.9
Commercial Services & Supplies	8.2

COMMON STOCKS—94.3%

Shares		Value (000s)
BANKS—5.8%		
6,900	Banknorth Group Inc.	$ 165
9,500	Hibernia Corp. Cl. A	172
		337
COMMERCIAL SERVICES & SUPPLIES—8.2%		
4,700	D&B*	178
5,100	Valassis Communications Inc.*	136
8,200	Viad Corp.	165
		479
COMMUNICATIONS EQUIPMENT—2.8%		
26,500	Tellabs Inc.*	164
DIVERSIFIED FINANCIALS—3.4%		
14,300	Janus Capital Group Inc.	199
ELECTRIC UTILITIES—6.9%		
5,900	FirstEnergy Corp.	199
3,300	FPL Group Inc.	201
		400
ELECTRICAL EQUIPMENT—3.8%		
5,900	Cooper Industries Inc. Cl. A	219
ELECTRONIC EQUIPMENT & INSTRUMENTS—2.5%		
7,800	Jabil Circuit Inc.*	146
ENERGY EQUIPMENT & SERVICES—2.8%		
6,500	ENSCO International Inc.	165
FOOD PRODUCTS—3.0%		
21,700	Del Monte Foods Co.*	172
HEALTH CARE PROVIDERS & SERVICES—3.8%		
8,400	Omnicare Inc.	223
HOTELS RESTAURANTS & LEISURE—2.1%		
3,500	Outback Steakhouse Inc.	125
HOUSEHOLD DURABLES—2.6%		
7,200	Leggett & Platt Inc.	149
INSURANCE—6.3%		
3,200	Ambac Financial Group Inc.	187
4,500	Jefferson-Pilot Corp.	180
		367
IT CONSULTING & SERVICES—2.7%		
7,400	SunGard Data Systems Inc.*	159
LEISURE EQUIPMENT & PRODUCTS—2.2%		
2,400	Polaris Industries Inc.	127
MACHINERY—3.0%		
3,050	PACCAR Inc.	178
MEDIA—3.3%		
14,100	Insight Communications Co. Inc. Cl. A*	194
METALS & MINING—3.4%		
4,800	Nucor Corp.	196
MULTILINE RETAIL—2.4%		
9,800	BJ's Wholesale Club Inc.*	138
OIL & GAS—2.8%		
4,300	EOG Resources Inc.	161
PAPER & FOREST PRODUCTS—2.7%		
6,900	Boise Cascade Corp.	158

Harbor Mid Cap Value Fund
PORTFOLIO OF INVESTMENTS—Continued

DOMESTIC EQUITY

COMMON STOCKS—Continued

Shares		Value (000s)
REAL ESTATE—3.6%		
5,900	Kimco Realty Corp.	$ 213
ROAD & RAIL—3.6%		
9,366	Werner Enterprises Inc.	211
SEMICONDUCTOR EQUIPMENT & PRODUCTS—5.4%		
18,600	Lattice Semiconductor Corp.*	161
5,600	Novellus Systems Inc.*	157
		318
SOFTWARE—3.1%		
3,700	Synopsys Inc.*	180
SPECIALTY RETAIL—2.1%		
7,800	Payless ShoeSource Inc.*	124
TOTAL COMMON STOCKS		
(COST $5,451)		5,502

SHORT-TERM INVESTMENT—5.6%
(Cost $328)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 6.25% August 15, 2023, par value of $285	
$ 328	(repurchase proceeds of $328 when closed on May 1, 2003)	$ 328
TOTAL INVESTMENTS—99.9%		
	(Cost $5,779)	5,830
CASH AND OTHER ASSETS, LESS LIABILITIES—0.1%		8
TOTAL NET ASSETS—100.0%		$5,838

---

* Non-income producing security.

Harbor Small Cap Value Fund
MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
EARNEST Partners LLC
75 Fourteenth Street
Suite 2300
Atlanta, GA 30309



Paul E. Viera
Portfolio Manager

INVESTMENT GOAL
Long-term total return.

INSTITUTIONAL CLASS
Fund #: 022
Cusip: 411511843
Ticker: HASCX
Inception Date: 12-14-2001

RETIREMENT CLASS
Fund #: 222
Cusip: 411511710
Ticker: HSVRX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #422
Cusip: 411511694
Ticker: HISVX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

The six months ended April 30, 2003 brought ups and downs throughout the period. The small cap market ended in positive territory but had difficult months in November, December, and January. The improvement toward the end of the six-month period was due in part to greater clarity about the conflict with Iraq, and we believe that improvement will continue with signs of real economic strength.

The Harbor Small Cap Value Fund has outperformed its benchmark, the Russell 2000® Value Index, since the inception of the fund in December 2001, although the Fund's performance trailed that of the index for the six-month period. Although it delivered positive results, the Fund lagged the benchmark in the April index rally as many previously underperforming stocks in the broader market bounced back.

Performance of the Harbor Small Cap Value Fund for the six-month period was led by American Tower Corporation, a telecommunications company that executed its plan to generate increased levels of cash from the lease of cellular telecommunications towers. A strong performance by Verity led the Fund's holdings in the information technology sector. Verity posted strong operational results and won several significant contracts during the period. The Fund was underweighted in the sector but significantly outperformed the technology stocks represented in the index.

Harman International and Fred's, both in the consumer discretionary sector, also made major contributions to the Fund's performance. Harman, a manufacturer of stereo equipment, continued to expand its relationships with highly regarded automobile companies such as Mercedes-Benz. Fred's, a rural general merchandise retailer, continued to deliver strong sales in what many considered to be a difficult retail environment.

Cerner Corp. and Pediatrix Medical Group, both in the health care sector, were the most significant detractors from performance. Although Cerner posted lower than expected revenue during the first quarter, the shortfall was due in part to delays in the closing of several contracts; therefore, we believe Cerner should rebound in subsequent quarters. Concerns about a recent management change and antitrust issues caused weakness in Pediatrix shares. However, after reporting strong first quarter results, the stock rose sharply in the following weeks. The health care sector, where the Fund had its largest overweighted position, was also its biggest detractor from performance relative to the index.

As of April 30, 2003 the Fund's largest positions were in the health care, financials, and consumer discretionary sectors. Relative to the benchmark, the portfolio was overweighted in the health care, consumer discretionary, and telecommunications sectors and underweighted in financials, information technology, industrials, materials, utilities, and consumer staples.

Going forward, we expect that interest rates will remain very low and stimulative fiscal policy should positively impact the economy. The Harbor Small Cap Value Fund will continue to use its proven investment philosophy to seek above-average returns.

GROWTH OF A $10,000 INVESTMENT
For the period 12-14-2001 through 04-30-2003


$14,000
$12,000
$10,000
$8,000
$6,000
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03

TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	1 Year (Annualized)	5 Years (Annualized)	Life of Fund (Annualized)	Final Value of a $10,000 Investment
Small Cap Value					
Institutional Class	4.40%	–10.16%	N/A	3.11%	$10,430
Retirement Class	4.40	–10.25	N/A	2.97	10,411
Investor Class	4.40	–10.25	N/A	2.97	10,411
Comparative Index					
Russell 2000® Value	7.44%	–18.84%	N/A	–1.63%*	$ 9,770

** For the period December 1, 2001 through April 30, 2003.*

The graph compares a $10,000 investment in the Fund with the performance of the Russell 2000® Value Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. Stocks of small cap companies pose special risks, including possible illiquidity and greater price volatility than stocks of larger, more established companies. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Small Cap Value Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Common Stock Holdings (% of net assets)
(Excludes net cash and short-term investment of 4.4%)

Aerospace & Defense	0.4
Textiles & Apparel	0.5
Personal Products	0.7
Automobiles	0.8
Biotechnology	0.8
Building Products	1.1
Electric Utilities	1.4
Gas Utilities	1.5
Real Estate Investment Trust	2.0
Software	2.0
Specialty Retail	2.1
Media	2.2
Wireless Telecommunication Services	2.7
Chemicals	3.0
Multiline Retail	3.1
Pharmaceuticals	3.2
Electronic Equipment & Instruments	3.7
Oil & Gas	4.2
Health Care Equipment & Supplies	5.2
Insurance	5.4
Hotels Restaurants & Leisure	5.8
Banks	6.8
Diversified Financials	8.1
Commercial Services & Supplies	9.2
Health Care Providers & Services	9.6
Household Durables	10.1

COMMON STOCKS—95.6%

Shares		Value (000s)
AEROSPACE & DEFENSE—0.4%		
5,900	Moog Inc. Cl. A	$ 188
AUTOMOBILES—0.8%		
10,200	Winnebago Industries Inc.	378
BANKS—6.8%		
21,900	Astoria Financial Corp.	548
75,100	BankUnited Financial Corp.*	1,419
22,300	Commerce Bancorp Inc.	907
12,900	Hibernia Corp. Cl. A	234
		3,108
BIOTECHNOLOGY—0.8%		
41,400	Serologicals Corp.	382
BUILDING PRODUCTS—1.1%		
31,300	Watsco Inc.	485
CHEMICALS—3.0%		
14,100	The Scotts Co. Cl. A*	803
12,600	Valspar Corp.	544
		1,347
COMMERCIAL SERVICES & SUPPLIES—9.2%		
130,000	Administaff Inc.*	831
78,800	Allied Waste Industries Inc.*	654
25,100	Global Payments Inc.	778
22,000	Kelly Services Inc. Cl. A	509
35,700	NDCHealth Corp.	687
34,300	Republic Services Inc.*	736
		4,195
DIVERSIFIED FINANCIALS—8.1%		
88,200	AmeriCredit Corp.*	599
31,400	Eaton Vance Corp.	936
21,450	Jefferies Group Inc.	833
28,200	Raymond James Financial Inc.	809
4,900	Student Loan Corp.	525
		3,702
ELECTRIC UTILITIES—1.4%		
29,000	PNM Resources Inc.	643
ELECTRONIC EQUIPMENT & INSTRUMENTS—3.7%		
23,000	FLIR Systems Inc.*	1,198
107,100	Sanmina-SCI Corp.	514
		1,712
GAS UTILITIES—1.5%		
36,500	ONEOK Inc.	692
HEALTH CARE EQUIPMENT & SUPPLIES—5.2%		
34,300	Diagnostic Products Corp.	1,355
37,600	The Cooper Cos. Inc.	1,049
		2,404
HEALTH CARE PROVIDERS & SERVICES—9.6%		
20,600	Cerner Corp.*	412
42,300	Covance Inc.*	750
20,500	Lincare Holdings Inc.*	623
31,000	Pediatrix Medical Group Inc.*	988
48,100	Pharmaceutical Product Development Inc.*	1,259
26,500	Quintiles Transnational Corp.*	372
		4,404

Harbor Small Cap Value Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
HOTELS RESTAURANTS & LEISURE—5.8%		
32,500	Brinker International Inc.*	$ 1,032
16,500	CEC Entertainment Inc.*	497
25,100	Sonic Corp.	678
32,800	WMS Industries Inc.*	442
		2,649
HOUSEHOLD DURABLES—10.1%		
53,750	D.R. Horton Inc.	1,274
22,300	Harman International Industries Inc.	1,485
39,000	Hovnanian Enterprises Inc. Cl. A*	1,552
11,000	Snap-on Inc.	323
		4,634
INSURANCE—5.4%		
22,700	Commerce Group Inc.	841
29,500	Philadelphia Consolidated Holding Corp.*	1,151
15,900	Protective Life Corp.	457
		2,449
MEDIA—2.2%		
93,600	Sinclair Broadcast Group Inc. Cl. A*	992
MULTILINE RETAIL—3.1%		
43,550	Fred's Inc. Cl. A	1,413
OIL & GAS—4.2%		
29,000	Swift Energy Co.*	241
33,800	Westport Resources Corp.	704
50,966	XTO Energy Inc.	994
		1,939
PERSONAL PRODUCTS—0.7%		
23,800	Chattem Inc.	325
PHARMACEUTICALS—3.2%		
13,900	Barr Laboratories Inc.*	773
30,900	KV Pharmaceutical Co.*	704
		1,477
REAL ESTATE INVESTMENT TRUST—2.0%		
8,400	Alexandria Real Estate Equities Inc.	355
8,100	Entertainment Properties Trust	218
10,900	SL Green Realty Corp.	351
		924

COMMON STOCKS—Continued

Shares		Value (000s)
SOFTWARE—2.0%		
56,600	Verity Inc.*	$ 936
SPECIALTY RETAIL—2.1%		
52,400	CSK Auto Corp.	537
24,100	Movie Gallery Inc.	446
		983
TEXTILES & APPAREL—0.5%		
17,200	Phillips-Van Heusen Corp.	228
WIRELESS TELECOMMUNICATION SERVICES—2.7%		
189,100	American Tower Corp. Cl. A*	1,256
TOTAL COMMON STOCKS		
	(Cost $42,252)	43,845

SHORT-TERM INVESTMENT—10.5%
(Cost $4,821)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 6.25% August 15, 2023, par value of $4,135 (repurchase proceeds of $4,821 when closed on	
$ 4,821	May 1, 2003)	4,821
TOTAL INVESTMENTS—106.1%		
	(Cost $47,073)	48,666
CASH AND OTHER ASSETS, LESS LIABILITIES—(6.1)%		(2,803)
TOTAL NET ASSETS—100.0%		$45,863

---

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

23

Harbor Domestic Equity Funds
STATEMENT OF ASSETS AND LIABILITIES—April 30, 2003 (Unaudited)

(All amounts in Thousands, except per share amounts)

	Harbor Capital Appreciation	Harbor Mid Cap Growth	Harbor Small Cap Growth	Harbor Large Cap Value	Harbor Mid Cap Value	Harbor Small Cap Value
ASSETS						
Investments, at identified cost*	$5,002,585	$10,646	$279,424	$166,068	$5,779	$47,073
Investments, at value	$5,130,559	$10,485	$259,187	$150,187	$5,502	$43,845
Repurchase agreements	—	383	41,615	14,363	328	4,821
Cash	—	1	—	1	1	1
Receivables for:						
Investments sold	51,813	72	1,492	—	—	—
Capital shares sold	7,338	53	771	104	35	76
Dividends	1,899	1	21	55	3	17
Interest	3	—	83	—	—	—
Withholding tax receivable	262	—	—	—	—	—
Other assets	316	—	52	50	—	—
Total Assets	**5,192,190**	**10,995**	**303,221**	**164,760**	**5,869**	**48,760**
LIABILITIES						
Payables for:						
Investments purchased	31,782	86	6,801	1,927	—	2,789
Capital shares reacquired	4,297	21	526	317	24	55
Accrued expenses:						
Management fees	2,413	4	224	80	2	16
12b-1 fees	1	—	1	—	—	—
Trustees' fees	13	—	—	—	—	—
Transfer agent fees	409	3	30	10	1	3
Other	72	6	5	18	4	34
Total Liabilities	**38,987**	**120**	**7,587**	**2,352**	**31**	**2,897**
NET ASSETS	**$5,153,203**	**$10,875**	**$295,634**	**$162,408**	**$5,838**	**$45,863**
Net Assets Consist of:						
Paid-in capital	$8,421,970	$17,615	$383,381	$191,153	$6,638	$44,412
Undistributed/(overdistributed) net investment income	8,225	(52)	(659)	276	6	(60)
Accumulated net realized gain/(loss)	(3,404,976)	(6,910)	(108,466)	(27,503)	(857)	(82)
Unrealized appreciation/(depreciation) of investments	127,984	222	21,378	(1,518)	51	1,593
	$5,153,203	$10,875	$295,634	$162,408	$5,838	$45,863
NET ASSET VALUE PER SHARE BY CLASS[1]:						
Institutional Class						
Net assets	$5,146,041	$10,804	$286,459	$162,161	$5,831	$45,619
Shares of beneficial interest	240,475	2,335	31,824	13,887	698	4,374
Net asset value per share	$ 21.40	$ 4.63	$ 9.00	$ 11.68	$ 8.35	$ 10.43
Retirement Class						
Net assets	$ 18	$ —	$ —	$ —	$ —	$ —
Shares of beneficial interest	1	—	—	—	—	—
Net asset value per share	$ 21.40	$ 4.63	$ 9.00	$ 11.68	$ 8.35	$ 10.43
Investor Class						
Net assets	$ 7,144	$ 71	$ 9,175	$ 247	$ 7	$ 244
Shares of beneficial interest	334	15	1,020	22	1	23
Net asset value per share	$ 21.37	$ 4.63	$ 9.00	$ 11.67	$ 8.35	$ 10.43

* Including repurchase agreements and short-term investments.

1 Per share amounts can be recalculated when total net assets and shares of beneficial interest are not rounded to thousands.

The accompanying notes are an integral part of the financial statements.

Harbor Domestic Equity Funds

STATEMENT OF OPERATIONS—Six Months Ended April 30, 2003 (Unaudited)

(All amounts in Thousands)

	Harbor Capital Appreciation	Harbor Mid Cap Growth	Harbor Small Cap Growth	Harbor Large Cap Value	Harbor Mid Cap Value	Harbor Small Cap Value
Investment Income:						
Dividends	$ 26,074	$ 8	$ 150	$ 1,298	$ 38	$ 86
Interest	482	1	153	10	—	4
Foreign taxes withheld	(826)	—	—	—	—	—
Total Investment Income	25,730	9	303	1,308	38	90
Operating Expenses:						
Management fees	14,816	38	757	437	20	95
12b-1 fees:						
Retirement Class	—	—	—	—	—	—
Investor Class	5	—	2	—	—	—
Shareholder communications	366	2	41	13	1	4
Custodian fees	116	38	25	19	26	63
Transfer agent fees:						
Institutional Class	1,858	4	77	55	3	20
Retirement Class	—	—	—	—	—	—
Investor Class	5	—	3	—	—	—
Professional fees	182	—	78	5	—	1
Trustees' fees and expenses	49	—	2	2	—	—
Registration fees	62	17	49	40	22	21
Miscellaneous	50	5	6	6	6	3
Total operating expenses	17,509	104	1,040	577	78	207
Management fees waived	—	(10)	—	—	(5)	(26)
Other expenses waived	—	(33)	(78)	—	(41)	(31)
Net operating expenses	17,509	61	962	577	32	150
Net Investment Income/(Loss)	8,221	(52)	(659)	731	6	(60)
Realized and Unrealized Gain/(Loss) on Investment Transactions:						
Net realized gain/(loss) on:						
Investments	(338,241)	(1,760)	(99,250)	(3,672)	(543)	169
Foreign currency transactions	(83)	—	—	—	—	—
Change in net unrealized appreciation/(depreciation) of:						
Investments	423,033	2,900	24,621	7,311	539	1,702
Translation of assets and liabilities in foreign currencies	9	—	—	—	—	—
Net gain/(loss) on investment transactions	84,718	1,140	(74,629)	3,639	(4)	1,871
Net increase/(decrease) in net assets resulting from operations	$ 92,939	$ 1,088	$(75,288)	$ 4,370	$ 2	$1,811

DOMESTIC EQUITY

The accompanying notes are an integral part of the financial statements.

Harbor Domestic Equity Funds
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor Capital Appreciation		Harbor Mid Cap Growth	
	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002
	(Unaudited)		(Unaudited)	
INCREASE/(DECREASE) IN NET ASSETS:				
Operations:				
Net investment income/(loss)	$ 8,221	$ 9,555	$ (52)	$ (120)
Net realized gain/(loss) on investments, foreign currency transactions and swap agreements	(338,324)	(1,154,037)	(1,760)	(2,902)
Net unrealized appreciation/(depreciation) of investments	423,042	(171,944)	2,900	(455)
Net increase/(decrease) in net assets resulting from operations	**92,939**	**(1,316,426)**	**1,088**	**(3,477)**
Distributions to Shareholders:				
Net investment income				
Institutional Class	(8,941)	(9,070)	—	—
Retirement Class[1]	—	—	—	—
Investor Class[1]	(5)	—	—	—
Net realized gain on investments				
Institutional Class	—	—	—	—
Retirement Class[1]	—	—	—	—
Investor Class[1]	—	—	—	—
Total distributions to shareholders	**(8,946)**	**(9,070)**	**—**	**—**
Net Assets Acquired from Fund Mergers[2]	**—**	**—**	**—**	**—**
Net Increase/(Decrease) from Capital Share Transactions (Note 5)	**13,718**	**360,889**	**813**	**2,699**
Net increase/(decrease) in net assets	97,711	(964,607)	1,901	(778)
Net Assets:				
Beginning of period	5,055,492	6,020,099	8,974	9,752
End of period*	**$5,153,203**	**$ 5,055,492**	**$10,875**	**$ 8,974**
* Includes undistributed/(over-distributed) net investment income of:	$ 8,225	$ 8,950	$ (52)	$ —

1 Commenced operations November 1, 2002.

2 After the close of business on October 31, 2002, the former Harbor Small Cap Growth Fund was merged with and into Harbor Growth Fund. The accounting survivor of the merger is the former Harbor Small Cap Growth Fund. Effective November 1, 2002, Harbor Growth Fund changed its name to Harbor Small Cap Growth Fund.

The accompanying notes are an integral part of the financial statements.

	Harbor Small Cap Growth		Harbor Large Cap Value		Harbor Mid Cap Value		Harbor Small Cap Value	
	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002	November 1, 2002 through April 30, 2003	March 1, 2002 through October 31, 2002	November 1, 2002 through April 30, 2003	December 14, 2001 through October 31, 2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	$ (659)	$ (365)	$ 731	$ 1,161	$ 6	$ (6)	$ (60)	$ (29)
	(99,250)	(8,606)	(3,672)	(10,349)	(543)	(314)	169	(251)
	24,621	(3,298)	7,311	(13,779)	539	(488)	1,702	(109)
	(75,288)	(12,269)	4,370	(22,967)	2	(808)	1,811	(389)
	—	—	(976)	(570)	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—
	—	—	(976)	(570)	—	—	—	—
	65,746	—	—	—	—	—	—	—
	201,225	98,903	16,951	35,571	969	5,675	29,146	15,295
	191,683	86,634	20,345	12,034	971	4,867	30,957	14,906
	103,951	17,317	142,063	130,029	4,867	—	14,906	—
	$295,634	$103,951	$162,408	$142,063	$ 5,838	$4,867	$45,863	$14,906
	$ (659)	$ —	$ 276	$ 521	$ 6	$ —	$ (60)	$ —

Harbor Domestic Equity Funds Financial Highlights
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Year/Period Ended	Net Asset Value Beginning of Period	Income from Investment Operations			Less Distributions	
		Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Swap Agreements and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[7]
HARBOR CAPITAL APPRECIATION FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$21.04	$ .04	$ .36	$ .40	$(.04)	$ —
October 31, 2002	26.40	.04	(5.36)	(5.32)	(.04)	—
October 31, 2001	48.16	.04	(15.63)	(15.59)	—	(6.17)
October 31, 2000	46.92	—	5.84	5.84	—	(4.60)
October 31, 1999	33.51	(.02)	15.78	15.76	(.07)	(2.28)
October 31, 1998	34.01	.07	4.35	4.42	(.07)	(4.85)
Retirement Class						
April 30, 2003 (Unaudited)[1]	$21.04	$ .04	$ .36	$ .40	$(.04)	$ —
Investor Class						
April 30, 2003 (Unaudited)[1]	$21.04	$ .01	$ .35	$ .36	$(.03)	$ —
HARBOR MID CAP GROWTH FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 4.14	$(.02)[c]	$ .51	$ .49	$ —	$ —
October 31, 2002	5.64	(.06)[c]	(1.44)	(1.50)	—	—
October 31, 2001[2]	10.00	—	(4.36)	(4.36)	—	—
Retirement Class						
April 30, 2003 (Unaudited)[1]	$ 4.14	$ —	$ .49	$ .49	$ —	$ —
Investor Class						
April 30, 2003 (Unaudited)[1]	$ 4.14	$(.01)[c]	$ .50	$ .49	$ —	$ —
HARBOR SMALL CAP GROWTH FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 8.65	$(.02)[c]	$ .37	$ .35	$ —	$ —
October 31, 2002[3]	9.72	(.03)[c]	(1.04)	(1.07)	—	—
October 31, 2001[2]	10.00	—	(.28)	(.28)	—	—
Retirement Class						
April 30, 2003 (Unaudited)[1]	$ 8.65	$ —	$ .35	$ .35	$ —	$ —
Investor Class						
April 30, 2003 (Unaudited)[1]	$ 8.65	$(.01)[c]	$ .36	$ .35	$ —	$ —

See page 30 for notes to the Domestic Equity Funds Financial Highlights.

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[8]	Ratio of Operating Expenses Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income/(Loss) to Average Net Assets (%)	Portfolio Turnover (%)
$ (.04)	$21.40	1.90%[b]	$5,146,041	.71%[a]	—%	.71%[a]	—%	.33%[a]	31%[b]
(.04)	21.04	(20.20)	5,055,492	.69	—	.69	.01[f]	.16	76
(6.17)	26.40	(35.23)	6,020,099	.66	—	.66	—	.15	89
(4.60)	48.16	12.26	9,100,317	.64	—	.64	—	(.07)	86
(2.35)	46.92	48.59	6,484,801	.66	—	.66	—	(.05)	68
(4.92)	33.51	15.72	3,833,598	.68	—	.68	—	.24	70
$ (.04)	$21.40	1.90%[b]	$ 18	.96%[a]	—%	.96%[a]	—%	—%	31%[b]
$ (.03)	$21.37	1.70%[b]	$ 7,144	1.14%[a]	—%	1.14%[a]	—%	(.12)%[a]	31%[b]
$ —	$ 4.63	12.11%[b,d]	$ 10,804	1.20%[a,c]	.84%[a]	1.20%[a,c]	—%	(1.01)%[a,c]	51%[b]
—	4.14	(26.77)[d]	8,974	1.20[c]	.31	1.20[c]	—	(1.11)[c]	70
—	5.64	(43.60)[d]	9,752	1.20[c]	.53	1.20[c]	—	(.92)[c]	61
$ —	$ 4.63	12.11%[b,d]	$ —	1.40%[a,c]	.89%[a]	1.40%[a,c]	—%	—%	51%[b]
$ —	$ 4.63	12.11%[b,d]	$ 71	1.40%[a,c]	1.07%[a]	1.40%[a,c]	—%	(1.23)%[a,c]	51%[b]
$ —	$ 9.00	4.05%[b,d]	$ 286,459	.95%[a,c]	.08%[a]	.95%[a,c]	—%	(.64)%[a,c]	29%[b]
—	8.65	(11.01)[d]	103,951	.95[c]	.08	.95[c]	—	(.71)[c]	50
—	9.72	(2.80)[d]	17,317	1.20[c]	.63	1.20[c]	—	(.67)[c]	56
$ —	$ 9.00	4.05%[b,d]	$ —	1.20%[a,c]	.08%[a]	1.20%[a,c]	—%	—%	29%[b]
$ —	$ 9.00	4.05%[b,d]	$ 9,175	1.38%[a,c]	.08%[a]	1.38%[a,c]	—%	(.99)%[a,c]	29%[b]

Harbor Domestic Equity Funds Financial Highlights—Continued
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

DOMESTIC EQUITY

Year/Period Ended	Net Asset Value Beginning of Period	Income from Investment Operations			Less Distributions	
		Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments, Swap Agreements and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[7]
HARBOR LARGE CAP VALUE FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$11.43	$ .06	$ .27	$ .33	$(.08)	$ —
October 31, 2002	13.01	.10	(1.63)	(1.53)	(.05)	—
October 31, 2001[4]	13.88	.24	(.68)	(.44)	(.24)	(.19)
October 31, 2000	15.40	.27	.08	.35	(.30)	(1.57)
October 31, 1999	15.21	.27	1.80	2.07	(.25)	(1.63)
October 31, 1998	18.17	.27	.79	1.06	(.28)	(3.74)
Retirement Class						
April 30, 2003 (Unaudited)[1]	$11.43	$ .08	$ .25	$ .33	$(.08)	$ —
Investor Class						
April 30, 2003 (Unaudited)[1]	$11.43	$ .06	$ .25	$ .31	$(.07)	$ —
HARBOR MID CAP VALUE FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 8.33	$ —	$ .02	$ .02	$ —	$ —
October 31, 2002[5]	10.00	—	(1.67)	(1.67)	—	—
Retirement Class						
April 30, 2003 (Unaudited)[1]	$ 8.33	$ —	$ .02	$ .02	$ —	$ —
Investor Class						
April 30, 2003 (Unaudited)[1]	$ 8.33	$ —	$ .02	$ .02	$ —	$ —
HARBOR SMALL CAP VALUE FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 9.99	$(.01)[c]	$ .45	$ .44	$ —	$ —
October 31, 2002[6]	10.00	(.02)[c]	.01	(.01)	—	—
Retirement Class						
April 30, 2003 (Unaudited)[1]	$ 9.99	$ —	$ .44	$ .44	$ —	$ —
Investor Class						
April 30, 2003 (Unaudited)[1]	$ 9.99	$(.02)[c]	$ .46	$ .44	$ —	$ —

1   Commenced operations on November 1, 2002.

2   Commenced operations on November 1, 2000.

3   After the close of business on October 31, 2002, the former Harbor Small Cap Growth Fund was merged with and into Harbor Growth Fund. The accounting survivor of the merger is the former Harbor Small Cap Growth Fund. Effective November 1, 2002, Harbor Growth Fund changed its name to Harbor Small Cap Growth Fund.

4   Effective September 30, 2001, Harbor Value Fund changed its name to Harbor Large Cap Value Fund and appointed Armstrong Shaw Associates, Inc. as its subadviser.

5   Commenced operations on March 1, 2002.

6   Commenced operations on December 14, 2001.

7   Includes both short-term and long-term capital gains.

8   Percentage does not reflect reduction for credit balance arrangements (see Note 4 to financial statements).

a   Annualized.

b   Unannualized.

c   Reflects the Adviser's waiver of a portion of its management fees and other operating expenses.

d   The total returns would have been lower had certain expenses not been waived during the periods shown.

e   Dividend expense from investments sold short.

f   Interest expense for swap agreements.

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[8]	Ratio of Operating Expenses Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Interest/Dividend Expense to Average Net Assets (%)	Ratio of Net Investment Income/(Loss) to Average Net Assets (%)	Portfolio Turnover (%)
$ (.08)	$11.68	2.89%[b]	$162,161	.79%[a]	—%	.79%[a]	—%	1.00%[a]	9%[b]
(.05)	11.43	(11.83)	142,063	.77	—	.77	—	.75	35
(.43)	13.01	(3.20)	130,029	.77	—	.77	.14[e]	1.64	194
(1.87)	13.88	3.07	147,615	.80	—	.80	.16[e]	2.05	106
(1.88)	15.40	14.60	157,382	.76	—	.76	—	1.65	110
(4.02)	15.21	6.69	170,468	.79	—	.79	—	1.67	114
$ (.08)	$11.68	2.89%[b]	$ —	1.04%[a]	—%	1.04%[a]	—%	—%	9%[b]
$ (.07)	$11.67	2.72%[b]	$ 247	1.22%[a]	—%	1.22%[a]	—%	.27%[a]	9%[b]
$ —	$ 8.35	.12%[b,d]	$ 5,831	1.20%[a,c]	1.73%[a]	1.20%[a,c]	—%	.24%[a,c]	32%[b]
—	8.33	(16.70)[b,d]	4,867	1.20[a,c]	1.93[a]	1.20[a,c]	—	(.22)[a,c]	41[b]
$ —	$ 8.35	.12%[b,d]	$ —	1.40%[a,c]	1.78%[a]	1.40%[a,c]	—%	—%	32%[b]
$ —	$ 8.35	.12%[b,d]	$ 7	1.40%[a,c]	1.96%[a]	1.40%[a,c]	—%	.06%[a,c]	32%[b]
$ —	$10.43	4.40%[b,d]	$ 45,619	1.20%[a,c]	.45%[a]	1.20%[a,c]	—%	(.48)%[a,c]	6%[b]
—	9.99	(.10)[b,d]	14,906	1.20[a,c]	.90[a]	1.20[a,c]	—	(.46)[a,c]	20[b]
$ —	$10.43	4.40%[b,d]	$ —	1.40%[a,c]	.50%[a]	1.40%[a,c]	—%	—%	6%[b]
$ —	$10.43	4.40%[b,d]	$ 244	1.40%[a,c]	.68%[a]	1.40%[a,c]	—%	(.67)%[a,c]	6%[b]

Harbor International Fund
MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
Northern Cross Investments
    Limited
Clarendon House
2 Church Street
Hamilton, Bermuda HMDX



Hakan Castegren
Portfolio Manager

INVESTMENT GOAL
Long-term total return, principally from growth of capital.

INSTITUTIONAL CLASS
Fund #: 011
Cusip: 411511306
Ticker: HAINX
Inception Date: 12-29-1987

RETIREMENT CLASS
Fund #: 211
Cusip: 411511652
Ticker: HRINX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #: 411
Cusip: 411511645
Ticker: HIINX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

International equity markets were extremely volatile during the six-month period ended April 30, 2003. The Harbor International Fund, with its portfolio of quality names and solid business franchises, was able to weather the storm and achieve positive results. With a strong rebound in April, the Fund had returns of over 4% for the six-month period. The Fund outperformed its benchmark, the EAFE index, by more than two percentage points. We also continued to outperform the index by significant margins for the latest 12-month, five-year, and 10-year periods.

The EAFE Index rose by more than 4% in November and then suffered four straight months of negative returns before rising by nearly 10% in April. The Harbor International Fund followed a similar pattern but outpaced the index in four of the six months, including a gain of more than 10.5% in April. The upward move in April mirrored a broad-based equity rally as investors increased their focus on economic fundamentals in the aftermath of the war in Iraq.

Foreign currencies rose in value against the U.S. dollar, which contributed significantly to the performance of both the Fund and the index. For example, the value of the Euro rose by nearly 13% during the six-month period. Foreign currency effects contributed more than eight percentage points to the performance of the Fund and more than six percentage points to that of the EAFE Index for the period.

The single largest contributor to Fund performance was French tire manufacturer Michelin. Michelin shares rose as investors reacted to falling prices of crude oil, a key raw material for its manufacturing process. Another important contributor was IntesaBci SpA, a leading Italian bank, where management's cost-cutting and restructuring programs gained increased visibility with investors.

Novo Nordisk and Saint-Gobain also made important contributions to performance. A major pharmaceutical company based in Denmark, Novo Nordisk is benefiting from growing demand for its diabetes care products. Shares of Saint-Gobain, a major building supplies manufacturer based in France, rebounded as concerns about potential liabilities of a U.S. affiliate subsided.

Investors responded positively to a smooth transition of government leadership in Brazil. This benefited our Brazilian holdings such as Petrobras, a major producer of petroleum products, and Banco Bradesco, one of the country's leading banks. Brazilian stocks accounted for about 4% of the Fund's portfolio while the index includes no Brazilian holdings.

An important factor in our favorable performance was the absence from the portfolio of any stocks sustaining major losses for the six-month period. The two largest detractors from performance were Sony in Japan and Swiss-based specialty retailer Richemont. Sony suffered from the maturity of its games business and an increasingly competitive environment in consumer electronics. Richemont's volumes and margins were affected as demand for its broad line of luxury goods was weakened by concerns over the uncertain economic climate and the war in Iraq.

Looking ahead, we expect world economies to improve in the second half of 2003 and in 2004. We are continuing to look for opportunities to add selectively to economically-sensitive industries while gradually trimming positions in traditionally defensive sectors.

GROWTH OF A $10,000 INVESTMENT
For the period 04-30-1993 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Annualized 10 Years	Final Value of a $10,000 Investment
International					
— Institutional Class	4.44%	–11.48%	–1.57%	8.83%	$23,313
⋯⋯ Retirement Class	4.33	–11.68	–1.82	8.56	22,742
— Investor Class	4.26	–11.82	–1.99	8.37	22,340
Comparative Index					
— EAFE	1.81%	–16.27%	–5.52%	1.98%	$12,172

The graph compares a $10,000 investment in the Fund with the performance of the EAFE Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investing in international and emerging markets poses special risks, including potentially greater social, political and economic volatility, as well as currency exchange rate fluctuations. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor International Fund
PORTFOLIO OF INVESTMENTS— April 30, 2003 (Unaudited)

Investment Holdings by Country (% of net assets)
(Excludes net cash and short-term investments of 5.3%)



Country	%
South Korea (S. KOR)	0.4
Spain (SP)	0.5
Hong Kong (HK)	0.6
Norway (NOR)	0.9
Singapore (SGP)	1.1
South Africa (S. AFR)	1.5
China (CHN)	1.6
Malaysia (MAL)	2.2
Denmark (DEN)	2.3
Germany (GER)	2.5
Finland (FIN)	2.6
Brazil (BR)	4.0
Italy (IT)	4.4
Japan (JP)	5.2
Australia (AUS)	5.6
Netherlands (NET)	6.0
Sweden (SW)	7.1
Switzerland (SWS)	11.5
France (FR)	17.2
United Kingdom (UK)	17.5

COMMON STOCKS—90.7%

Shares		Value (000s)
AUTO COMPONENTS—3.7%		
3,650,000	Continental AG (GER)	$ 65,419
2,187,345	Michelin—Registered (FR)	81,074
		146,493
AUTOMOBILES—2.2%		
1,816,700	Peugeot SA (FR)	85,191
BANKS—11.5%		
4,842,599	ABN Amro Holding NV (NET)	81,976
684,200	Bankinter SA—Registered (SP)	20,938
1,050,000	Credit Suisse Group—Registered (SWS)	25,112

COMMON STOCKS—Continued

Shares		Value (000s)
BANKS—Continued		
28,435,576	IntesaBci SpA (IT)	$ 73,762
500,000	Kookmin Bank (S. KOR)	14,033
16,375,000	Malayan Banking Berhad (MAL)	34,043
5,596,100	San Paolo IMI SpA (IT)	46,239
5,877,351	Standard Chartered plc (UK)	65,620
954,188	UBS AG—Registered (SWS)	45,323
7,634,842	United Overseas Bank Ltd. (Alien Market) (SGP)	44,758
		451,804
BEVERAGES—2.4%		
8,441,121	Diageo plc (UK)	93,704
BUILDING PRODUCTS—1.7%		
1,930,724	Compagnie de Saint-Gobain (FR)	66,964
CHEMICALS—0.9%		
1,891,500	Bayer AG (GER)	34,578
COMMUNICATIONS EQUIPMENT—1.9%		
484,360	Ericsson (LM) Tel Ab Cl. B ADR (SW)[1]*	4,388
76,206,218	Ericsson (LM) Tel Ab Series B (SW)*	69,459
		73,847
DIVERSIFIED FINANCIALS—1.0%		
2,501,832	ING Groep NV (NET)	40,701
DIVERSIFIED TELECOMMUNICATION SERVICES—0.4%		
460,000	Tele2 Ab Series B (SW)	15,364
FOOD PRODUCTS—2.3%		
452,000	Nestle SA—Registered (SWS)	92,252
HOTELS RESTAURANTS & LEISURE—2.9%		
1,784,500	Accor SA (FR)	58,920
9,129,000	Genting Berhad (MAL)	28,828
11,261,000	Resorts World Berhad (MAL)	24,745
		112,493
HOUSEHOLD DURABLES—1.1%		
1,823,300	Sony Corp. (JP)	44,404
INSURANCE—5.9%		
5,460,000	Aegon NV (NET)	55,615
4,944,900	AXA SA (FR)	75,248
852,820	Swiss Reinsurance Co. (SWS)	55,774
423,438	Zurich Financial Services Group (SWS)	44,696
		231,333
LEISURE EQUIPMENT & PRODUCTS—0.7%		
1,158,000	Fuji Photo Film Co. (JP)	29,563
MEDIA—4.7%		
4,620,000	British Sky Broadcasting Group plc (UK)*	47,924
18,200,233	Granada plc (UK)	19,869
2,803,600	News Corp. Ltd. ADR (AUS)[1]	79,286
1,775,000	Publicis Groupe SA (FR)	39,236
		186,315
METALS & MINING—11.3%		
4,748,740	Anglo American plc ADR (UK)[1]	67,765
575,870	Anglo American plc (UK)	8,253
2,047,000	AngloGold Ltd. ADR (S. AFR)[1]	57,766
5,113,700	Arcelor (FR)*	57,977
13,440,428	BHP Billiton Ltd. ADR (AUS)[1]	137,481
334,628	BHP Billiton Ltd. (AUS)	1,713
2,423,163	Pechiney SA Series A (FR)	70,036
2,285,970	Rio Tinto plc—Registered (UK)	43,732
		444,723

Harbor International Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
OFFICE ELECTRONICS—3.4%		
3,270,000	Canon Inc. (JP)	$ 132,360
OIL & GAS—10.7%		
11,393,662	BG Group plc (UK)	45,607
15,312,195	BP plc (UK)	97,113
315,000,000	China Petroleum & Chemical Corp. (CHN)	62,200
2,550,000	Eni SpA (IT)	36,409
862,300	Norsk Hydro ASA (NOR)	36,499
1,462,000	Royal Dutch Petroleum Co. ADR (NET)[1]	59,767
637,244	Total Fina Elf SA Series B (FR)*	83,719
		421,314
PAPER & FOREST PRODUCTS—5.1%		
1,405,900	Holmen Ab Series B (SW)	36,379
2,500,000	Stora Enso Ojy Series R (FIN)	27,374
1,780,704	Svenska Cellulosa Ab Series B (SW)	60,347
5,157,600	UPM-Kymmene Corp. (FIN)	75,544
		199,644
PHARMACEUTICALS—5.7%		
585,000	Aventis SA (FR)	29,768
2,639,690	Novartis AG—Registered (SWS)	104,243
2,450,000	Novo Nordisk A/S Series B (DEN)	88,892
		222,903
SPECIALTY RETAIL—2.1%		
5,611,000	Compagnie Financiere Richemont AG—Bearer (SWS)	83,042
TOBACCO—6.0%		
8,141,947	British American Tobacco plc (UK)	78,141
3,990,858	Imperial Tobacco Group plc (UK)	66,836
12,436,474	Swedish Match Ab (SW)	92,052
		237,029
TRANSPORTATION INFRASTRUCTURE—0.7%		
55,181,411	Eurotunnel SA Units (FR)*	27,147
	Eurotunnel SA Warrants (FR)*	
19,000,000	Expire 10/30/2003	212
		27,359
WIRELESS TELECOMMUNICATION SERVICES—2.4%		
45,069	China Mobile (Hong Kong) Ltd. ADR (HK)[1]*	451
10,725,000	China Mobile (Hong Kong) Ltd. (HK)*	21,521
3,500,000	Telecom Italia Mobile SpA (IT)	16,514
28,042,980	Vodafone Group plc (UK)	55,397
		93,883
TOTAL COMMON STOCKS		
	(Cost $2,927,343)	3,567,263

PREFERRED STOCKS—4.0%

Shares		Value (000s)
BANKS—1.0%		
9,981,072,404	Banco Bradesco SA (BR)	$ 41,170
METALS & MINING—1.2%		
1,790,000	Companhia Vale do Rio Doce (BR)	48,054
OIL & GAS—1.8%		
3,969,000	Petroleo Brasileiro SA-PETROBRAS (BR)	68,635
TOTAL PREFERRED STOCKS		
	(Cost $100,762)	157,859

SHORT-TERM INVESTMENTS—5.6%

Principal Amount (000s)			Value (000s)
COMMERCIAL PAPER			
		American Express Credit Corp. Yrs 1&2	
$	16,538	1.220%—05/05/2003	16,538
	20,000	1.230%—05/07/2003	20,000
			36,538
		ChevronTexaco Corp.	
	20,000	1.210%—05/02/2003	20,000
		Exxon Project Investment Yrs 3&4	
	39,930	1.220%—05/02/2003	39,930
	20,000	1.220%—05/06/2003	20,000
	15,836	1.220%—05/08/2003	15,836
			75,766
		General Electric Capital Corp.	
	29,134	1.250%—05/01/2003	29,134
	8,336	1.250%—05/05/2003	8,336
	18,043	1.250%—05/08/2003	18,043
			55,513
		Prudential Funding Corp.	
	31,668	1.240%—05/09/2003	31,668
TOTAL SHORT-TERM INVESTMENTS			
		(Cost $219,485)	219,485
TOTAL INVESTMENTS—100.3%			
		(Cost $3,247,590)	3,944,607
CASH AND OTHER ASSETS, LESS LIABILITIES—(0.3%)			(11,501)
TOTAL NET ASSETS—100.0%			$3,933,106

---

1   ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

*   Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Growth Fund
MANAGERS' COMMENTARY (Unaudited)

SUBADVISER

Mastholm Asset
   Management LLC
10500 NE 8th Street,
Suite 1725
Bellevue, WA 98004



Theodore Tyson
Portfolio Manager



Joseph Jordan
Portfolio Manager



Douglas Allen
Portfolio Manager



Thomas Pak
Portfolio Manager

INVESTMENT GOAL

Long-term growth of capital.

INSTITUTIONAL CLASS

Fund #: 017
Cusip: 411511801
Ticker: HAIGX
Inception Date: 11-01-1993

RETIREMENT CLASS

Fund #: 217
Cusip: 411511637
Ticker: HRIGX
Inception Date: 11-01-2002

INVESTOR CLASS

Fund #: 417
Cusip: 411511629
Ticker: HIIGX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

International market performance remained volatile during the six months ended April 30, 2003, reflecting investor concerns over unresolved geopolitical issues and persistent signs of economic weakness. The Harbor International Growth Fund underperformed the MSCI EAFE Growth Index for the period.

After 2¹/₂ years of bear market declines, international technology and telecommunications stocks experienced an initial bounce back in late 2002 on expectations that cost cutting and an economic recovery would result in a resumption of earnings growth. Our telecom holdings had improving earnings during the six-month period but lagged lower quality alternatives. Technology shares also rallied during the period but have been more volatile than telecom companies. We have yet to see convincing evidence that capital spending among corporations will increase to a level that would lead to earnings acceleration for most technology companies. Consequently, our portfolio remains underweighted in technology relative to the index.

Many of the best performers among technology and telecommunications stocks were companies that did not meet our stringent criteria for consideration as portfolio holdings. We determined that most of these companies would not meet industry earnings estimates for 2003 – a conclusion that subsequently was confirmed in interviews with representatives of about 20 technology and telecom companies during a research trip to Europe in March 2003. We believe that overly optimistic earnings assumptions are being based on predictions for a strong global economic recovery, which is not supported by our bottom-up research or by company interviews.

Our holdings in Japan provided strong earnings acceleration during the period but negatively impacted relative performance. Some of the better-performing Japanese companies in our portfolio came under selling pressure as Japanese financial institutions and pension plans, primarily for technical reasons, reduced their holdings in such stocks. This short term negative impact on Japanese holdings occurred mainly during the first quarter of 2003 and subsided in late April.

Media stocks, the largest concentration in the portfolio during the period, detracted from performance early in 2003 as war uncertainties led companies to defer advertising spending. We trimmed or eliminated several holdings that were directly impacted by declines in ad spending while adding to other media holdings where earnings are less dependent on advertising revenues. Our largest media positions are in companies in the pay television industry such as BSkyB and News Corporation, which have reported strong increases in earnings, benefiting from lower programming costs and new technology that hinders piracy.

Financials added value during the period. Our financial exposure is concentrated in high quality banks with low exposure to underperforming loans. Energy stocks including China National Oil (CNOOC) and automotive companies such as Porsche are adding value as improving earnings translate into higher stock prices.

The portfolio participated more fully in the market rally in April, as war concerns subsided and participation in the rally broadened beyond lower quality companies. We are encouraged by recent market behavior suggesting that investors will once again be driven by fundamental analysis, which will reward companies with improving earnings—the types of companies sought for the Fund.

GROWTH OF A $10,000 INVESTMENT
For the period 11-01-1993 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	*Annualized* 1 Year	5 Years	Life of Fund	Final Value of a $10,000 Investment
International Growth					
— Institutional Class	−5.78%	−23.21%	−16.43%	−1.59%	$8,592
···· Retirement Class	−5.78	−23.31	−16.62	−1.82	8,400
— Investor Class	−5.82	−23.41	−16.76	−1.99	8,262
Comparative Index					
— EAFE Growth	0.55%	−16.08%	−7.89%	−1.24%	$8,884

The graph compares a $10,000 investment in the Fund with the performance of the EAFE Growth Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investing in international and emerging markets poses special risks, including potentially greater social, political and economic volatility, as well as currency exchange rate fluctuations. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

INTERNATIONAL EQUITY

Harbor International Growth Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Investment Holdings by Country (% of net assets)
(Excludes net cash and short-term investment of 5.1%)



Country	%
Denmark (DEN)	2.0
Italy (IT)	3.2
Germany (GER)	3.5
Hong Kong (HK)	3.7
Australia (AUS)	3.9
Canada (CAN)	5.4
Netherlands (NET)	5.8
Switzerland (SWS)	6.3
Sweden (SW)	6.5
France (FR)	10.9
Japan (JP)	16.7
United Kingdom (UK)	27.0

COMMON STOCKS—91.4%

Shares		Value (000s)
AUTO COMPONENTS—0.9%		
87,300	Autoliv Inc. (SW)	$ 2,136
AUTOMOBILES—2.8%		
271,100	Toyota Motor Corp. (JP)	6,147
BANKS—16.8%		
1,229,800	Barclays Bank plc (UK)	8,503
722,900	HSBC Holdings plc (Hong Kong) (UK)	7,902
1,286,100	Nordea Ab (SW)	6,829
358,000	Royal Bank of Scotland Group plc (UK)	9,397
22,800	Societe Generale (FR)	1,397
82,200	UBS AG—Registered (SWS)	3,905
		37,933
BEVERAGES—4.7%		
138,300	Heineken NV (NET)	5,145
234,000	Molson Inc. Cl. A (CAN)	5,385
		10,530
BIOTECHNOLOGY—1.6%		
6,800	Serono SA Cl. B (SWS)	3,694
CHEMICALS—1.3%		
253,900	Clariant AG—Registered (SWS)	2,839
COMMERCIAL SERVICES & SUPPLIES—1.6%		
366,000	Dai Nippon Printing Co. Ltd. (JP)	3,559
DIVERSIFIED TELECOMMUNICATION SERVICES—2.0%		
183,288	TDC A/S (DEN)	4,567

COMMON STOCKS—Continued

Shares		Value (000s)
FOOD & DRUG RETAILING—0.1%		
2,300	Casino Guichard-Perrachon (FR)	$ 157
FOOD PRODUCTS—2.8%		
269,000	Ajinomoto Co. Inc. (JP)	2,733
362,600	Unilever plc (UK)	3,567
		6,300
HEALTH CARE EQUIPMENT & SUPPLIES—5.4%		
84,000	Alcon Inc. (SWS)	3,700
396,800	Amersham plc (UK)	2,855
846,600	Smith & Nephew plc (UK)	5,650
		12,205
HOUSEHOLD DURABLES—1.1%		
119,700	Pioneer Corp. (JP)	2,403
INSURANCE—6.8%		
607,000	AXA (FR)	9,237
19,600	Great-West Lifeco Inc. (CAN)	532
179,500	Willis Group Holdings Ltd. (UK)	5,599
		15,368
INTERNET SOFTWARE & SERVICES—1.5%		
308	Yahoo Japan Corp. (JP)*	3,466
LEISURE EQUIPMENT & PRODUCTS—2.6%		
640,500	Konica Corp. (JP)	5,868
MEDIA—16.9%		
757,000	British Sky Broadcasting Group plc (UK)*	7,852
1,221,600	News Corp. (AUS)	8,706
713,100	Pearson plc (UK)	5,948
272,800	Societe Television Francaise I (FR)	7,677
272,500	VNU NV (NET)	7,922
		38,105
OFFICE ELECTRONICS—1.9%		
108,000	Canon Inc. (JP)	4,372
OIL & GAS—7.8%		
31,300	Canadian Natural Resources Ltd. (CAN)	1,043
6,344,400	CNOOC Ltd. (HK)	8,338
132,700	Talisman Energy Inc. (CAN)	5,296
22,000	Total Fina Elf SA Series B (FR)*	2,890
		17,567
PERSONAL PRODUCTS—1.4%		
43,000	L'Oreal SA (FR)	3,079
REAL ESTATE—0.8%		
311,000	Mitsubishi Estate Co. Ltd. (JP)	1,823
SPECIALTY RETAIL—4.2%		
260,000	H&M Hennes & Mauritz Ab Series B (SW)	5,789
236,900	Next plc (UK)	3,575
		9,364
WIRELESS TELECOMMUNICATION SERVICES—6.4%		
3,463	NTT DoCoMo Inc. (JP)	7,154
1,532,200	Telecom Italia Mobile SpA (IT)	7,230
		14,384
TOTAL COMMON STOCKS		
(Cost $194,169)		205,866

Harbor International Growth Fund
PORTFOLIO OF INVESTMENTS—Continued

PREFERRED STOCKS—3.5%

(Cost $7,090)

Shares		Value (000s)
AUTOMOBILES—3.5%		
21,500	Porsche AG (GER)*	$ 7,933

SHORT-TERM INVESTMENT—6.9%

(Cost $15,531)

Principal Amount (000s)		
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 8.0% November 15, 2021, par value of $11,095 (repurchase proceeds of $15,531 when closed on	
$ 15,531	May 1, 2003)	15,531
TOTAL INVESTMENTS—101.8%		
	(Cost $216,790)	229,330
CASH AND OTHER ASSETS, LESS LIABILITIES—(1.8%)	....	(4,050)
TOTAL NET ASSETS—100.0%	....	$225,280

---

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor Global Equity Fund
MANAGERS' COMMENTARY (Unaudited)

SUBADVISER
BPI Global Asset
Management LLP
1900 Summit Tower Blvd.
Suite 450
Orlando, FL 32810



Dan Jaworski
Portfolio Manager



Pablo Salas
Portfolio Manager



Jon Sorensen
Portfolio Manager

INVESTMENT GOAL
Long-term growth of capital.

INSTITUTIONAL CLASS
Fund #: 021
Cusip: 411511850
Ticker: HAGEX
Inception Date: 02-01-2001

RETIREMENT CLASS
Fund #: 221
Cusip: 411511611
Ticker: HRGEX
Inception Date: 11-01-2002

INVESTOR CLASS
Fund #: 421
Cusip: 411511595
Ticker: HIGEX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

Global equity markets took investors on a classic roller coaster ride during the six-month period ended April 30, 2003. After rising roughly 5% in November, global equities dipped 10% over the ensuing four months before rallying back into positive territory by the end of April. The Harbor Global Equity Fund slightly underperformed the MSCI World Index for the six-month period.

Several newsworthy events can be credited with creating volatility in the markets. First and foremost, investors were forced to contemplate the possibility of a war with Iraq. Then, leading up to the point of actual confrontation, the implications of mixed economic and corporate data, rising oil prices, and the SARS virus also had to be addressed. It was also widely debated as to whether a "war rally" would occur once and if the conflict started. That question was answered by a significant upward move in the equity indices during the first week of coalition attacks on Baghdad. The rally continued in April as large-scale combat came to an end. Additionally, first quarter 2003 earnings results were respectable and in some cases very impressive.

The Fund benefited, relative to the benchmark, from stock selection in the consumer discretionary, energy, and financial sectors. In the consumer discretionary area, companies such as eBay, Amazon.com, adidas-Salomon, and Wal-Mart de Mexico performed relatively well. In the oil patch, Russian oil producer YUKOS was the top performer. In the financial area the Fund benefited from strong performances by Citigroup and Bank of America in the U.S. and Banco Santander Central in Spain. The Fund's underweight position in the consumer staples area also helped, as this sector was the worst performing group in the index for the six-month period.

The primary offsets to these beneficial areas included an underweight position in utilities, which proved to be the best performing area in the benchmark during the period, as well as stock selection in the materials sector. In materials, packaging companies Crown Holdings and Rexam plc delivered disappointing returns, as did South Korean steel producer POSCO.

The stock selection process produced some sector shifts during the period, with exposure to the technology, telecommunications, health care, and financial sectors increasing while exposure to materials, energy, utilities, industrials, and consumer staples decreased. Additionally, there were several transactions within sectors in cases where the companies purchased offered a more compelling combination of fundamentals and valuations than those they replaced.

Over the past six months we have spent a considerable amount of time analyzing the resurgence of the Internet sector, as fundamentals appear to have improved across the board. E-commerce is still accelerating, broadband is finally gaining momentum, and even online advertising is starting to rebound. It now appears that several winners have emerged from the dot-com shakeout. Companies such as Yahoo!, Amazon.com, and eBay have developed extremely profitable business models. The market is now recognizing a dramatic improvement in fundamentals; the stocks have responded accordingly and helped the performance of the Fund.

GROWTH OF A $10,000 INVESTMENT
For the period 02-01-2001 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Life of Fund	Final Value of a $10,000 Investment
Global Equity					
Institutional Class	3.11%	–18.53%	N/A	–18.90%	$6,253
Retirement Class	3.11	–18.61	N/A	–19.03	6,231
Investor Class	3.11	–18.61	N/A	–19.03	6,231
Comparative Index					
MSCI World	3.62%	–14.58%	N/A	–15.99%	$6,757

The graph compares a $10,000 investment in the Fund with the performance of the MSCI World Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. Investing in international and emerging markets poses special risks, including potentially greater social, political and economic volatility, as well as currency exchange rate fluctuations. The performance of the Retirement and Investor Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the respective class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

INTERNATIONAL EQUITY

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Investment Holdings by Country (% of net assets)
(Excludes net cash and short-term investment of 13.7%)

Country	%
Singapore (SGP)	0.4
Taiwan (TWN)	0.4
France (FR)	0.6
Ireland (IE)	0.6
South Korea (S.KOR)	0.6
Canada (CAN)	0.7
Italy (IT)	0.8
Australia (AUS)	1.0
Finland (FIN)	1.1
Mexico (MEX)	1.1
Brazil (BR)	1.2
Germany (GER)	1.3
Netherlands (NET)	1.3
Russia (RUS)	1.4
Spain (SP)	1.5
Israel (IL)	1.7
Sweden (SW)	2.2
Japan (JP)	4.1
Switzerland (SWS)	4.1
United Kingdom (UK)	5.3
United States (US)	54.9

COMMON STOCKS—86.3%

Shares		Value (000s)
AIR FREIGHT & COURIERS—0.6%		
400	Fedex Corp. (US)	$ 24
AIRLINES—0.4%		
6,000	easyJet Airline Co. Ltd. (UK)	18
BANKS—10.9%		
4,950	Banco Santander Central Hispano SA—Registered (SP)	39
1,650	Bank of America Corp. (US)	122
2,200	Bank of Ireland (IE)	27

COMMON STOCKS—Continued

Shares		Value (000s)
BANKS—Continued		
800	Credit Suisse Group—Registered (SWS)	$ 19
1,400	FleetBoston Financial Corp. (US)	37
28,150	Grupo Financiero BBVA Bancomer SA de CV Series B (MEX)*	24
700	Royal Bank of Canada (CAN)	29
2,030	Royal Bank of Scotland Group plc (UK)	53
2,400	Skandinaviska Enskilda Banken Ab Series A (SW)	25
2,170	Standard Chartered plc (UK)	24
400	UBS AG ADR (SWS)[1]	19
330	UBS AG—Registered (SWS)	16
1,300	Unibanco-Uniao de Bancos Brasileiros SA GDR (BR)[2]	24
		458
BIOTECHNOLOGY—2.6%		
1,340	Amgen Inc. (US)*	82
800	IDEC Pharmaceuticals Corp. (US)	26
		108
CHEMICALS—0.9%		
650	Praxair Inc. (US)	38
COMMUNICATIONS EQUIPMENT—2.1%		
2,700	Cisco Systems Inc. (US)*	41
2,200	Nokia Corp. ADR (FIN)[1]	36
600	Nokia Oyj (FIN)	10
		87
COMPUTERS & PERIPHERALS—0.9%		
1,350	Dell Computer Corp. (US)*	39
CONTAINERS & PACKAGING—0.8%		
6,200	Crown Holdings Inc. (US)	33
DIVERSIFIED FINANCIALS—6.9%		
1,700	American Express Co. (US)	64
3,800	Citigroup Inc. (US)	149
500	Goldman Sachs Group Inc. (US)	38
600	J.P. Morgan Chase & Co. (US)	18
500	Merrill Lynch & Co. Inc. (US)	21
		290
DIVERSIFIED TELECOMMUNICATION SERVICES—0.6%		
2,242	Telefonica SA (SP)	25
ELECTRONIC EQUIPMENT & INSTRUMENTS—0.4%		
2,100	Venture Corp. Ltd. (SGP)	18
ENERGY EQUIPMENT & SERVICES—1.1%		
900	Patterson-UTI Energy Inc. (US)*	30
500	Smith International Inc. (US)	18
		48
FOOD PRODUCTS—1.0%		
650	Nestle SA ADR (SWS)[1]	33
50	Nestle SA—Registered (SWS)	10
		43
HEALTH CARE EQUIPMENT & SUPPLIES—1.6%		
200	Alcon Inc. (SWS)	9
600	Boston Scientific Corp. (US)	26
5,080	Smith & Nephew plc (UK)	34
		69
HOTELS RESTAURANTS & LEISURE—1.6%		
1,490	Carnival Corp. (US)	41
1,900	Hilton Hotels Corp. (US)	25
		66
HOUSEHOLD DURABLES—1.1%		
750	Lennar Corp. Cl. A (US)	41
75	Lennar Corp. Cl. B (US)	4
		45
HOUSEHOLD PRODUCTS—0.5%		
250	Procter & Gamble Co. (US)	22

Harbor Global Equity Fund
PORTFOLIO OF INVESTMENTS—Continued

COMMON STOCKS—Continued

Shares		Value (000s)
INDUSTRIAL CONGLOMERATES—1.5%		
300	3M Co. (US)	$ 38
800	General Electric Co. (US)	24
		62
INSURANCE—5.7%		
3,064	Aegon NV (NET)	31
650	American International Group Inc. (US)	38
950	John Hancock Financial Services Inc. (US)	28
2,150	Lincoln National Corp. (US)	69
760	Swiss Reinsurance Co. (SWS)	50
300	XL Capital Ltd. Cl. A (US)	25
		241
INTERNET & CATALOG RETAIL—2.1%		
1,100	Amazon.com Inc. (US)	32
600	eBay Inc. (US)	56
		88
INTERNET SOFTWARE & SERVICES—2.9%		
3,700	Groupe Wanadoo SA (FR)	25
1,700	Yahoo! Inc. (US)	42
5	Yahoo Japan Corp. (JP)	56
		123
MACHINERY—1.6%		
2,050	Atlas Copco Ab Series A (SW)	50
750	Sandvik Ab (SW)	19
		69
MEDIA—4.8%		
1,340	Clear Channel Communications Inc. (US)*	52
600	EchoStar Communications Corp. Cl. A (US)	18
5,950	News Corp. (AUS)	42
1,600	Viacom Inc. Cl. B (US)*	69
750	VNU NV (NET)	22
		203
METALS & MINING—0.3%		
450	Companhia Vale do Rio Doce ADR (BR)[1]	12
MULTILINE RETAIL—3.4%		
1,400	Kohls Corp. (US)*	79
1,240	Target Corp. (US)	41
8,000	Wal-Mart de Mexico SA de CV (MEX)	22
		142
MULTI-UTILITIES—0.3%		
2,000	Williams Cos. Inc. (US)	14
OFFICE ELECTRONICS—1.9%		
2,000	Canon Inc. (JP)	81
OIL & GAS—2.9%		
1,600	El Paso Corp. (US)	12
2,500	Eni SpA (IT)	36
800	Petroleo Brasileiro SA—PETROBRAS ADR (BR)[1]	15
330	YUKOS Corp. ADR (RUS)[1]	58
		121
PHARMACEUTICALS—6.3%		
400	Eli Lilly & Co. (US)	26
300	Forest Laboratories Inc. (US)	15
600	Johnson & Johnson (US)	34
800	Merck & Co. Inc. (US)	47
480	Novartis AG—Registered (SWS)	19

COMMON STOCKS—Continued

Shares		Value (000s)
PHARMACEUTICALS—Continued		
1,800	Pfizer Inc. (US)	$ 55
1,500	Teva Pharmaceutical Industries Ltd. ADR (IL)[1]	70
		266
SEMICONDUCTOR EQUIPMENT & PRODUCTS—3.7%		
23,700	ARM Holdings plc (UK)	24
400	Cabot Microelectronics Corp. (US)	17
2,600	Intel Corp. (US)	48
60	Samsung Electronics Co. Ltd. (S. KOR)	15
1,750	Taiwan Semiconductor Manufacturing Co. Ltd. ADR (TWN)[1]*	15
2,100	Texas Instruments Inc. (US)	39
		158
SOFTWARE—6.3%		
1,100	Adobe Systems Inc. (US)	38
400	Intuit Inc. (US)	15
3,900	Microsoft Corp. (US)*	100
3,700	Oracle Corp. (US)*	44
200	SAP AG (GER)	20
1,100	Symantec Corp. (US)	48
		265
SPECIALTY RETAIL—1.8%		
1,750	Lowe's Cos. Inc. (US)	77
TEXTILES & APPAREL—0.8%		
400	adidas-Salomon AG (GER)	34
TOBACCO—0.3%		
650	Carolina Group (US)	12
WIRELESS TELECOMMUNICATION SERVICES—5.7%		
5,650	Nextel Communications Inc. Cl. A (US)	84
300	NII Holdings Inc. Cl. B (US)	8
17	NTT DoCoMo Inc. (JP)	35
800	SK Telecom Co. Ltd. ADR (S. KOR)[1]	12
9,000	Sprint Corp. (US)	32
35,510	Vodafone Group plc (UK)	70
		241
TOTAL COMMON STOCKS		
	(Cost $3,583)	3,640

SHORT-TERM INVESTMENT—13.3%

(Cost $563)

Principal Amount (000s)		
REPURCHASE AGREEMENT		
$ 563	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 6.25% August 15, 2023, par value of $485 (repurchase proceeds of $563 when closed on May 1, 2003)	563
TOTAL INVESTMENTS—99.6%		
	(COST $4,146)	4,203
CASH AND OTHER ASSETS, LESS LIABILITIES—0.4%		16
TOTAL NET ASSETS—100.0%		$4,219

1 ADR after the name of a foreign holding stands for American Depositary Receipts representing ownership of foreign securities. ADRs are issued by U.S. banking institutions.

2 GDR after the name of a holding stands for Global Depositary Receipts representing ownership of foreign securities. GDRs are issued by either U.S. or non-U.S. banking organizations.

* Non-income producing security.

The accompanying notes are an integral part of the financial statements.

Harbor International Equity Funds

STATEMENT OF ASSETS AND LIABILITIES—April 30, 2003 (Unaudited)

(All amounts in Thousands, except per share amounts)

	Harbor International	Harbor International Growth	Harbor Global Equity
ASSETS			
Investments, at identified cost*	$3,247,590	$ 216,790	$ 4,146
Investments, at value	$3,944,607	$ 213,799	$ 3,640
Repurchase agreements	—	15,531	563
Cash	1	1	1
Foreign currency, at value (cost: $15,910; $1,667; $0)	16,091	1,694	—
Receivables for:			
Investments sold	17,825	14,227	80
Capital shares sold	2,975	115	11
Dividends	17,735	1,594	7
Interest	43	—	—
Withholding tax receivable	4,064	297	3
Other assets	13	1	—
Total Assets	**4,003,354**	**247,259**	**4,305**
LIABILITIES			
Payables for:			
Investments purchased	51,826	17,058	77
Capital shares reacquired	13,806	4,622	2
Accrued expenses:			
Management fees	2,205	99	2
12b-1 fees	3	—	—
Trustees' fees	7	1	—
Transfer agent fees	261	15	2
Other	2,140	184	3
Total Liabilities	**70,248**	**21,979**	**86**
NET ASSETS	**$3,933,106**	**$ 225,280**	**$ 4,219**
Net Assets Consist of:			
Paid-in capital	$3,211,472	$ 796,473	$ 7,071
Undistributed/(overdistributed) net investment income	33,392	1,234	6
Accumulated net realized gain/(loss)	(9,599)	(585,002)	(2,915)
Unrealized appreciation/(depreciation) of investments and translation of assets and liabilities in foreign currencies	697,841	12,575	57
	$3,933,106	$ 225,280	$ 4,219
NET ASSET VALUE PER SHARE BY CLASS[1]:			
Institutional Class			
Net assets	$3,910,811	$ 225,163	$ 4,219
Shares of beneficial interest	144,924	35,609	676
Net asset value per share	$ 26.99	$ 6.32	$ 6.24
Retirement Class			
Net assets	$ 3,216	$ —	$ —
Shares of beneficial interest	119	—	—
Net asset value price per share	$ 26.97	$ 6.32	$ 6.24
Investor Class			
Net assets	$ 19,079	$ 117	$ —
Shares of beneficial interest	708	19	—
Net asset value per share	$ 26.95	$ 6.32	$ 6.24

* Including repurchase agreements and short-term investments.

1 Per share amounts can be recalculated when total net assets and shares of beneficial interest are not rounded to thousands.

The accompanying notes are an integral part of the financial statements.

INTERNATIONAL EQUITY

Harbor International Equity Funds

STATEMENT OF OPERATIONS—Six Months Ended April 30, 2003 (Unaudited)

(All amounts in Thousands)

	Harbor International	Harbor International Growth	Harbor Global Equity
Investment Income:			
Dividends	$ 53,910	$ 2,790	$ 30
Interest	1,377	15	—
Foreign taxes withheld	(5,731)	(445)	(2)
Total Investment Income	**49,556**	**2,360**	**28**
Operating Expenses:			
Management fees	13,526	852	14
12b-1 fees:			
Retirement Class	1	—	—
Investor Class	5	—	—
Shareholder communications	192	33	—
Custodian fees	844	100	37
Transfer agent fees:			
Institutional Class	1,362	84	2
Retirement Class	—	—	—
Investor Class	5	—	—
Professional fees	126	9	—
Trustees' fees and expenses	33	3	—
Registration fees	53	38	25
Miscellaneous	36	7	5
Total operating expenses	16,183	1,126	83
Management fees waived	—	—	(4)
Other expenses waived	—	—	(58)
Net operating expenses	16,183	1,126	21
Net Investment Income/(Loss)	**33,373**	**1,234**	**7**
Realized and Unrealized Gain/(Loss) on Investment Transactions:			
Net realized gain/(loss) on:			
Investments	(7,918)	(28,989)	(469)
Foreign currency transactions	822	71	—
Change in net unrealized appreciation/(depreciation) of:			
Investments	112,532	15,128	576
Translation of assets and liabilities in foreign currencies	346	(3)	—
Net gain/(loss) on investment transactions	105,782	(13,793)	107
Net increase/(decrease) in net assets resulting from operations	**$139,155**	**$(12,559)**	**$ 114**

The accompanying notes are an integral part of the financial statements.

Harbor International Equity Funds
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor International		Harbor International Growth		Harbor Global Equity	
	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002
	(Unaudited)		(Unaudited)		(Unaudited)	
INCREASE/(DECREASE) IN NET ASSETS:						
Operations:						
Net investment income/(loss)	$ 33,373	$ 53,172	$ 1,234	$ 2,168	$ 7	$ 12
Net realized gain/(loss) on investments, foreign currency transactions and swap agreements	(7,096)	80,911	(28,918)	(166,444)	(469)	(1,429)
Net unrealized appreciation/(depreciation) of investments	112,878	(250,285)	15,125	92,730	576	353
Net increase/(decrease) in net assets resulting from operations	**139,155**	**(116,202)**	**(12,559)**	**(71,546)**	**114**	**(1,064)**
Distributions to Shareholders:						
Net investment income						
Institutional Class	(45,360)	(32,072)	(1,114)	(68)	(5)	(6)
Retirement Class[1]	(1)	—	—	—	—	—
Investor Class[1]	(15)	—	—	—	—	—
Net realized gain on investments						
Institutional Class	(72,756)	(105,975)	—	—	—	—
Retirement Class[1]	(1)	—	—	—	—	—
Investor Class[1]	(24)	—	—	—	—	—
Total distributions to shareholders	**(118,157)**	**(138,047)**	**(1,114)**	**(68)**	**(5)**	**(6)**
Net Assets Acquired from Fund Mergers[2]	**45,449**	—	—	—	—	—
Net Increase/(Decrease) from Capital Share Transactions (Note 5)	**420,649**	**202,902**	**(17,155)**	**(109,479)**	**397**	**(1,982)**
Net increase/(decrease) in net assets	487,096	(51,347)	(30,828)	(181,093)	506	(3,052)
Net Assets:						
Beginning of period	3,446,010	3,497,357	256,108	437,201	3,713	6,765
End of period*	**$3,933,106**	**$3,446,010**	**$225,280**	**$ 256,108**	**$4,219**	**$ 3,713**
* Includes undistributed/(over-distributed) net investment income of:	$ 33,392	$ 45,395	$ 1,234	$ 1,114	$ 6	$ 4

1 Commenced operations November 1, 2002.

2 After the close of business on October 31, 2002, Harbor International Fund II was merged with and into Harbor International Fund.

INTERNATIONAL EQUITY

Harbor International Equity Funds Financial Highlights
SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

		Income From Investment Operations			Less Distributions	
Year/Period Ended	Net Asset Value Beginning of Period	Net Investment Income/(Loss)	Net Realized and Unrealized Gains/(Losses) on Investments and Foreign Currency Contracts	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains[5]
HARBOR INTERNATIONAL FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$26.69	$.22	$ .96	$ 1.18	$(.34)	$ (.54)
October 31, 2002[1]	28.65	.42[c]	(1.23)	(.81)	(.27)	(.88)
October 31, 2001	38.85	.57[c]	(6.27)	(5.70)	(.71)	(3.79)
October 31, 2000	40.66	.48[c]	1.22	1.70	(.65)	(2.86)
October 31, 1999	36.97	.67[c]	5.90	6.57	(.58)	(2.30)
October 31, 1998	35.84	.51[c]	1.92	2.43	(.40)	(.90)
Retirement Class						
April 30, 2003 (Unaudited)[2]	$26.69	$.49	$ .66	$ 1.15	$(.33)	$ (.54)
Investor Class						
April 30, 2003 (Unaudited)[2]	$26.69	$.40	$ .73	$ 1.13	$(.33)	$ (.54)
HARBOR INTERNATIONAL GROWTH FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 6.74	$.04	$ (.43)	$ (.39)	$(.03)	$ —
October 31, 2002[3]	8.44	.06	(1.76)	(1.70)	—	—
October 31, 2001	17.56	—	(7.30)	(7.30)	—	(1.82)
October 31, 2000	19.13	.01	(.06)	(.05)	(.14)	(1.38)
October 31, 1999	18.07	.14	1.30	1.44	(.11)	(.27)
October 31, 1998	16.15	.11	2.52	2.63	(.12)	(.59)
Retirement Class						
April 30, 2003 (Unaudited)[2]	$ 6.74	$.03	$ (.42)	$ (.39)	$(.03)	$ —
Investor Class						
April 30, 2003 (Unaudited)[2]	$ 6.74	$.05[c]	$ (.44)	$ (.39)	$(.03)	$ —
HARBOR GLOBAL EQUITY FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 6.06	$.01[c]	$ .18	$ .19	$(.01)	$ —
October 31, 2002	7.39	.02[c]	(1.34)	(1.32)	(.01)	—
October 31, 2001[4]	10.00	—	(2.61)	(2.61)	—	—
Retirement Class						
April 30, 2003 (Unaudited)[2]	$ 6.06	$.01[c]	$ .18	$ .19	$(.01)	$ —
Investor Class						
April 30, 2003 (Unaudited)[2]	$ 6.06	$.01[c]	$ .18	$ .19	$(.01)	$ —

1   After the close of business on October 31, 2002, Harbor International Fund II was merged with and into Harbor International Fund.

2   Commenced operations November 1, 2002.

3   Effective December 1, 2001, Harbor International Growth Fund appointed Mastholm Asset Management, LLC as its Subadviser.

4   Commenced operations February 1, 2001.

5   Includes both short-term and long-term capital gains.

6   Percentage does not reflect reduction for credit balance arrangements (see Note 4 to financial statements).

a   Annualized.

b   Unannualized.

c   Reflects the Adviser's waiver of a portion of its management fees and other operating expenses.

d   The total returns would have been lower had certain expenses not been waived during the periods shown.

The accompanying notes are an integral part of the financial statements.

44

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[6]	Ratio of Operating Expenses Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$ (.88)	$26.99	4.44%[b]	$3,910,811	.90%[a]	—%	.90%[a]	1.85%[a]	4%[b]
(1.15)	26.69	(3.19)[d]	3,446,010	.87[c]	.02	.87[c]	1.45[c]	16
(4.50)	28.65	(16.40)[d]	3,497,357	.91[c]	.06	.91[c]	1.36[c]	7
(3.51)	38.85	3.74[d]	4,830,275	.92[c]	.06	.92[c]	1.40[c]	10
(2.88)	40.66	18.54[d]	5,361,024	.92[c]	.06	.92[c]	1.65[c]	4
(1.30)	36.97	6.97[d]	5,088,401	.94[c]	.06	.94[c]	1.27[c]	14
$ (.87)	$26.97	4.33%[b]	$ 3,216	1.15%[a]	—%	1.15%[a]	3.88%[a]	4%[b]
$ (.87)	$26.95	4.26%[b]	$ 19,079	1.33%[a]	—%	1.33%[a]	3.10%[a]	4%[b]
$ (.03)	$ 6.32	(5.78)%[b]	$ 225,163	.99%[a]	—%	.99%[a]	1.09%[a]	116%[b]
—	6.74	(20.13)	256,108	.95	—	.95	.60	317
(1.82)	8.44	(45.53)	437,201	.89	—	.89	.18	63
(1.52)	17.56	(1.58)	1,247,082	.89	—	.89	.10	103
(.38)	19.13	7.87	1,382,513	.91	—	.91	.78	48
(.71)	18.07	16.96	1,178,252	.96	—	.96	.62	85
$ (.03)	$ 6.32	(5.78)%[b]	$ —	1.24%[a]	—%	1.24%[a]	—%	116%[b]
$ (.03)	$ 6.32	(5.82)%[b,d]	$ 117	1.40%[a,c]	.02%[a]	1.40%[a,c]	2.17%[a,c]	116%[b]
$ (.01)	$ 6.24	3.11%[b,d]	$ 4,219	1.20%[a,c]	3.40%[a]	1.20%[a,c]	.37%[a,c]	57%[b]
(.01)	6.06	(17.94)[d]	3,713	1.20[c]	1.27	1.20[c]	.18[c]	87
—	7.39	(26.10)[b,d]	6,765	1.20[a,c]	1.06[a]	1.20[a,c]	.45[a,c]	143[b]
$ (.01)	$ 6.24	3.11%[b,d]	$ —	1.40%[a,c]	3.45%[a]	1.40%[a,c]	—%	57%[b]
$ (.01)	$ 6.24	3.11%[b,d]	$ —	1.40%[a,c]	3.63%[a]	1.40%[a,c]	—%	57%[b]

Harbor High-Yield Bond Fund
MANAGERS' COMMENTARY (Unaudited)

SUBADVISER
Shenkman Capital
   Management, Inc.
461 Fifth Avenue
22nd Floor
New York, NY 10017



Mark Shenkman
Portfolio Manager



Frank Whitley
Portfolio Manager



Mark Flanagan
Portfolio Manager

INVESTMENT GOAL
Total return.

INSTITUTIONAL CLASS
Fund #: 024
Cusip: 411511553
Ticker: HYFAX
Inception Date: 12-01-2002

RETIREMENT CLASS
Fund #: 224
Cusip: 411511546
Ticker: HYFRX
Inception Date: 12-01-2002

INVESTOR CLASS
Fund #: 424
Cusip: 411511538
Ticker: HYFIX
Inception Date: 12-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

The high-yield market continued its inexorable charge forward in April. Calendar year-to-date, the high-yield market has shrugged off weak corporate earnings, a tepid U.S. economy, and significant geopolitical risks to stage one of the sharpest rallies in recent memory. The Harbor High-Yield Bond Fund posted solid gains from its inception on December 1, 2002, through April 30, 2003. However, the Fund lagged the overall high-yield market as the torrent of cash inflows was directed primarily at the more marginal and deeply discounted securities.

The technicals for the high-yield market remained extremely positive, as demand for the sector continued to grow at a record pace. In the first quarter, cash flooded into high-yield bond mutual funds at an annualized pace well above the historical average. March, in particular, showed feverish demand for non-investment grade bonds. The month's annualized rate of inflows matched the largest full-year inflow ever, which occurred in 1997. On the supply side, the story was exactly the opposite as new issuance in the first quarter ran substantially below its historical average rate. At the end of the period, the technicals continued to bode well as a combination of low money-market yields, sluggish economic growth, and concerns about U.S. equity market valuations provided a favorable environment to bolster near term demand for U.S. high-yield securities.

High-yield bonds are in the upswing of the current credit cycle, as evidenced by the continuing decline in the default rate. Standard & Poor's trailing 12-months issuer-based default rate stood at 6.76% in April, down from a peak of 10.19% in April 2002. In the short run, however, prices have risen more swiftly than the outlook for corporate earnings has improved. Technicals, in the form of a massive influx of funds into the non-investment grade sector, have accounted for most of the year-to-date price advance.

During the first quarter, the fund's holdings were focused in the better quality issuers within the high-yield market. However, thoughtful bond selection lost out in the short run, as the market focused on arbitrary buying of the lowest-priced bonds in hopes of achieving the greatest appreciation. For example, triple-C rated bonds within the Merrill Lynch High Yield Index returned approximately 15.08% in the first calendar quarter of 2003, versus a 7.14% return for the overall index. Moreover, for the first quarter, bonds priced below 70 outperformed the non-deeply-discounted issues by a margin of 19.66% to 5.35%.

We have been unwilling, however, to elevate transient supply-and-demand factors above rigorous credit selection. For the moment, investors appear to be on a bullet train powered by massive infusions of cash. At some point that engine may stall, sending the previously carefree passengers sprawling. Over the full market cycle, investors who stay on track with solidly financed issuers should have a smoother ride.

At period end the portfolio was well diversified among 103 issuers and 32 industries. The portfolio's average price was $105.430 with a gross yield to maturity of 8.11%. The Fund's top five industries were gaming, oil and gas, publishing/printing, broadcasting, and service, which accounted for 33.6% of the total portfolio's holdings.

GROWTH OF A $10,000 INVESTMENT
For the period 12-01-2002 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	1 Year	5 Years	Life of Fund	Final Value of a $10,000 Investment
		Annualized			
High-Yield Bond					
— Institutional Class	N/A	N/A	N/A	7.93%	$10,793
···· Retirement Class	N/A	N/A	N/A	7.93	10,793
— Investor Class	N/A	N/A	N/A	7.89	10,789
Comparative Index					
— CSFB High-Yield	N/A	N/A	N/A	13.73%	$11,373

The graph compares a $10,000 investment in the Fund with the performance of the CSFB High-Yield Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. The Fund has a redemption fee of 1.00% against shares that are held for less than 9 months. Bond investments are affected by interest rate changes and the creditworthiness of the issues held by the Fund. High-yield investing poses additional credit risk related to lower-rated bonds. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor High-Yield Bond Fund

PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Total Investments (% of net assets)
(Excludes net cash and short-term investment of 2.3%)

Corporate Bonds & Notes	97.7

CORPORATE BONDS & NOTES—97.7%

Principal Amount (000s)		Value (000s)
	Alaris Medical Systems Inc.	
$ 350	9.750%—12/01/2006	$ 364
	Allbritton Communications Co.	
250	7.750%—12/15/2012	261
	Allied Holdings Inc. Series B	
150	8.625%—10/01/2007	113
	Allied Waste North America Inc.	
500	10.000%—08/01/2009	537
	American Media Operations Inc.	
250	8.875%—01/15/2011[1]	272
	American Media Operations Inc. Series B	
150	10.250%—05/01/2009	163
	American Tower Corp.	
550	9.375%—02/01/2009	547
	AmeriPath Inc.	
250	10.500%—04/01/2013[1]	266
	Argosy Gaming Co.	
250	9.000%—09/01/2011	270
	Associated Materials Inc.	
150	9.750%—04/15/2012	164
	Atrium Cos. Inc. Series B	
250	10.500%—05/01/2009	264
	Block Communications Inc.	
200	9.250%—04/15/2009	218
	Boyd Gaming	
350	7.750%—12/15/2012[1]	365
	Brickman Group Ltd.	
500	11.750%—12/15/2009[1]	562
	BWAY Finance	
350	10.000%—10/15/2010[1]	366
	CanWest Media Inc.	
100	7.625%—04/15/2013[1]	105
	Casella Waste Systems Inc.	
250	9.750%—02/01/2013[1]	271
	Central Garden & Pet Co.	
500	9.125%—02/01/2013[1]	537
	Charter Communications Holdings LLC	
250	10.000%—04/01/2009	166
	Chattem Inc.	
150	8.875%—04/01/2008	156
	Chesapeake Energy	
350	7.750%—01/15/2015	376
	CITGO Petroleum	
250	11.375%—02/01/2011[1]	280
	Coinmach	
300	9.000%—02/01/2010	321
	Corus Entertainment Inc.	
150	8.750%—03/01/2012	162

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Crown Castle International	
$ 400	10.750%—08/01/2011	$ 414
	CSC Holdings Inc.	
350	7.625%—04/01/2011	370
	Dean Foods Co.	
250	6.625%—05/15/2009	258
	Del Monte Corp.	
400	8.625%—12/15/2012[1]	432
	Delhaize America Inc.	
350	8.125%—04/15/2011	373
	DirecTV Holdings LLC	
400	8.375%—03/15/2013[1]	450
	Dole Food Co.	
150	8.875%—03/15/2011[1]	164
	DR Horton Inc.	
350	8.500%—04/15/2012[1]	385
	Dura Operating Series B	
150	8.625%—04/15/2012	156
	EchoStar DBS	
250	9.125%—01/15/2009	282
250	9.375%—02/01/2009	271
		553
	Elizabeth Arden Inc. Series B	
150	10.375%—05/15/2007	154
	Encore Acquisition Co.	
210	8.375%—06/15/2012	225
	Equistar Chemicals LP	
150	10.625%—05/01/2011[1]	159
	Extended Stay America Inc.	
200	9.875%—06/15/2011	209
	Fisher Scientific International	
250	8.125%—05/01/2012[1]	270
	Frontier ESCROW	
250	8.000%—04/15/2013[1]	260
	Hanger Orthopedic Group Inc.	
250	11.250%—06/15/2009	270
	Herbalife International Inc. Series B	
250	11.750%—07/15/2010	279
	Hexcel Corp.	
200	9.875%—10/01/2008[1]	215
	HMH Properties Inc. Series C	
150	8.450%—12/01/2008	155
	Hollywood Entertainment	
150	9.625%—03/15/2011	163
	Horseshoe Gaming Holding	
250	8.625%—05/15/2009	267
	Houghton Mifflin Co.	
500	9.875%—02/01/2013[1]	543
	IESI	
250	10.250%—06/15/2012	260
	Intrawest	
100	9.750%—08/15/2008	105
150	10.500%—02/01/2010	164
		269

Harbor High-Yield Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Iron Mountain Inc.	
$ 100	8.125%—05/15/2008	$ 105
350	7.750%—01/15/2015	378
		483
	Isle of Capri Casinos Inc.	
250	8.750%—04/15/2009	264
	John Q. Hammons Hotels LP Series B	
150	8.875%—05/15/2012	156
	K Hovnanian Enterprises Inc.	
150	9.125%—05/01/2009	161
	Kinetic Concepts Inc. Series B	
150	9.625%—11/01/2007	157
	Lamar Media	
300	7.250%—01/01/2013[1]	317
	LBI Media Inc.	
250	10.125%—07/15/2012[1]	270
	Mandalay Resort Group	
250	9.250%—12/01/2005	263
	MDP Acquisitions plc	
250	9.625%—10/01/2012[1]	273
	Mohegan Tribal Gaming Authority	
400	8.000%—04/01/2012	424
	Moore North America Finance Inc.	
100	7.875%—01/15/2011[1]	107
	National Waterworks Inc.	
250	10.500%—12/01/2012[1]	274
	NBTY Inc. Series B	
250	8.625%—09/15/2007	261
	Nextel Communications Inc.	
350	9.375%—11/15/2009	380
	Nextel Partners Inc.	
250	0.000%—02/01/2009[2,3]	255
	Nortek Holdings Inc. Series B	
125	8.875%—08/01/2008	130
125	9.875%—06/15/2011	131
		261
	North American Van Lines Inc.	
100	13.375%—12/01/2009	108
	Owens Brockway	
250	7.750%—05/15/2011[1]	259
250	8.750%—11/15/2012	268
		527
	PanAmSat	
350	8.500%—02/01/2012	381
	Pantry Inc.	
250	10.250%—10/15/2007	250
	Park Place Entertainment	
150	8.125%—05/15/2011	159
	Peabody Energy	
250	6.875%—03/15/2013[1]	261
	Phillips-Van Heusen Corp.	
250	8.125%—05/01/2013[1]	258
	Pinnacle Entertainment Inc. Series B	
250	9.250%—02/15/2007	246
	Polyone Corp.	
250	10.625%—05/15/2010[1]	250

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Primedia Inc.	
$ 250	8.500%—02/01/2006	$ 252
	Qwest	
250	7.200%—11/01/2004	254
	Remington Products Series C	
175	11.000%—05/15/2006	179
	Rite Aid	
500	8.125%—05/01/2010[1]	515
	Riverwood International	
300	10.875%—04/01/2008	311
	Salton Inc.	
150	10.750%—12/15/2005	155
100	12.250%—04/15/2008	104
		259
	Sealy Mattress Co.	
250	9.875%—12/15/2007[1]	259
	Sequa Corp.	
550	9.000%—08/01/2009	577
	Sinclair Broadcast Group Inc.	
400	8.000%—03/15/2012[1]	424
	Speedway Motorsports Inc.	
250	8.500%—08/15/2007	261
	Stater Brothers Holdings Inc.	
250	10.750%—08/15/2006	267
	Station Casinos Inc.	
250	8.875%—12/01/2008	264
	Sun Media	
400	7.625%—02/15/2013[1]	428
	Susquehanna Media Co.	
350	8.500%—05/15/2009	372
250	7.375%—04/15/2013[1]	263
		635
	Synagro Technologies Inc.	
150	9.500%—04/01/2009	162
	The Scotts Co.	
85	8.625%—01/15/2009	91
	Toll Corp.	
250	8.250%—12/01/2011	271
	Town Sports International	
250	9.625%—04/15/2011[1]	264
	Town Sports International Series B	
150	9.750%—10/15/2004	155
	Transdigm Inc.	
250	10.375%—12/01/2008	268
	Trimas Corp.	
150	9.875%—06/15/2012	155
	TRW Automotive Inc.	
250	9.375%—02/15/2013[1]	274
	United Rentals North America Inc.	
250	10.750%—04/15/2008[1]	272
	Universal Compression Inc.	
250	9.875%—02/15/2008[3]	264
	Vail Resorts Inc.	
150	8.750%—05/15/2009	158
	Venetian Casino Resort LLC	
150	11.000%—06/15/2010	165

FIXED INCOME

Harbor High-Yield Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Vivendi Universal SA	
$ 500	9.250%—04/15/2010[1]	$ 564
	Westport Resources	
250	8.250%—11/01/2011	274
300	8.250%—11/01/2011[1]	329
		603
	Williams Cos. Inc.	
150	9.250%—03/15/2004	152
150	7.750%—06/15/2031	136
		288
	Winn-Dixie Stores Inc.	
150	8.875%—04/01/2008	162
	Yell Finance BV	
400	0.000%—08/01/2011[2,3]	321
TOTAL CORPORATE BONDS & NOTES		
(Cost $28,885)		30,427

SHORT-TERM INVESTMENT—5.1%
(Cost $1,593)

Principal Amount (000s)		Value (000s)
REPURCHASE AGREEMENT		
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 0.25% collateralized by a U.S. Treasury Bill 6.25% August 15, 2023, par value of $1,365 (repurchase proceeds of $1,593 when closed on	
$1,593	May 1, 2003)	$ 1,593
TOTAL INVESTMENTS—102.8%		
(Cost $30,478)		32,020
CASH AND OTHER ASSETS, LESS LIABILITIES—(2.8%)		(866)
TOTAL NET ASSETS—100.0%		$31,154

1 Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2003, the securities were valued at $11,763 or 37.8% of net assets.

2 Zero coupon bond.

3 Step coupon security.

The accompanying notes are an integral part of the financial statements.

Harbor Bond Fund

MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
Pacific Investment
Management Company
840 Newport Center Drive
P. O. Box 6430
Newport Beach, CA
92658-6430



William Gross
Portfolio Manager

INVESTMENT GOAL
Total return.

INSTITUTIONAL CLASS
Fund #: 014
Cusip: 411511108
Ticker: HABDX
Inception Date: 12-29-1987

RETIREMENT CLASS
Fund #: 214
Cusip: 411511686
Ticker: HRBDX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

During a period of continued economic uncertainty and stock market volatility, the Harbor Bond Fund posted returns of approximately 6% for the six months ended April 30, 2003. The Fund outperformed its benchmark, the Lehman Brothers Aggregate Index, for the six-month period and continued to outperform the benchmark for the 1-year, 5-year, and 10-year periods ended April 30, 2003.

Markets rallied in April in the aftermath of the war in Iraq, but we believe that hopes for a strong upsurge in economic growth following the war are unrealistic. The post-bubble economy in the United States makes it very difficult to move quickly into an aggressive growth phase. The problems that plague the U.S. economy are more structural. With wide credit spreads, low capacity utilization, and declining corporate profitability, there seems to be little incentive for corporations to extend their capital budgets.

As we look around the world, it has been even bleaker for the economies in Europe and Japan, where deflation and recessionary specters are much more prominent. In this environment, the biggest source of demand will continue to be the U.S.—and only if consumers maintain their current level of spending.

The portfolio was conservatively positioned in expectation of an extended period of economic weakness and a neutral monetary stance by the Federal Reserve. This posture served the Fund well as the Fed remained on sidelines through April 2003, after reducing the Federal Funds rate to 1.25% in November 2002.

We maintained a focus on quality, as the average credit rating of securities in the Fund's portfolio was held at AAA/AA+ during the six-month period. We continued to look for opportunities to find extra yield, but did so in ways that preserved security and principal. We believed that the best way to do that was to be in the higher rated credits. A significant strengthening in the economy would allow us more comfort in moving down in credit quality, although we don't think we are there yet. Additionally, we remained cautious in the continuing low-interest-rate environment, maintaining the portfolio's average duration at a level near that of the benchmark.

The Fund continued to overweight its allocation to mortgage-backed securities, a strategy that was positive for the portfolio; despite volatile markets, yield premiums tightened due to strong bank demand. The Fund's corporate sector exposure remained underweighted relative to the index. Corporate holdings focused on telecom and energy pipeline bonds, which helped returns. These issues benefited from rising confidence in their improved credit fundamentals, as companies continued to pursue strategies favorable to bondholders, i.e., restraint in capital budgets and balance sheet repair.

Among international debt securities, the Fund focused on intermediate Eurozone holdings. This emphasis added to returns, outpacing comparable Treasury securities as European growth lagged that in the U.S. With weak economic conditions continuing in Europe, the European Central Bank should continue to lower interest rates, which should enable us to continue to capture incremental return from those holdings. Emerging market bonds, especially Brazil, contributed to performance, as economic fundamentals continued to improve.

GROWTH OF A $10,000 INVESTMENT

For the period 04-30-1993 through 04-30-2003



$25,000
$20,000
$15,000
$10,000
$5,000
Oct-93
Oct-94
Oct-95
Oct-96
Oct-97
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02

TOTAL RETURNS

For the periods ended 04-30-2003

	6 Months	1 Year (Annualized)	5 Years (Annualized)	10 Years (Annualized)	Final Value of a $10,000 Investment
Bond					
—— Institutional Class	6.02%	10.92%	8.29%	7.79%	$21,169
······ Retirement Class	5.95	10.70	8.03	7.52	20,658
Comparative Index					
—— LB AGG	4.31%	10.47%	7.58%	7.24%	$20,119

The graph compares a $10,000 investment in the Fund with the performance of the Lehman Brothers Aggregate Index. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. Bond investments are affected by interest rate changes and the creditworthiness of the issues held by the Fund. The performance of the Retirement Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the Retirement Class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Total Investments (% of net assets)
(Excludes net cash and short-term investments of 23.7%)

Asset-Backed Securities	1.0
Municipal Bonds	3.1
Foreign Government Obligations	4.0
Collateralized Mortgage Obligations	11.3
U.S. Government Obligations	11.3
Corporate Bonds & Notes	21.7
Mortgage Pass-Through	23.9

ASSET-BACKED SECURITIES—1.0%

Principal Amount (000s)		Value (000s)
	Asset Backed Securities Corp Home Equity Loan Trust Series 1999-LB1 Cl. A4A	
$ 660	1.670%—06/21/2029[1,2]	$ 661
	Bayview Financial Acquisition Trust Series 2001-BA Cl. A	
6,918	1.600%—07/25/2031[1,2,3]	6,905
	Conseco Private Label Credit Card Master Note Trust Series 2001-A Cl. A	
190	1.590%—12/15/2008[2]	183
	CS First Boston Mortgage Securities Corp. Series 2000-HE1 Cl. A2	
3,182	1.570%—12/15/2030[1,2]	3,186
	Merrill Lynch Mortgage Investors Inc. Series 2000-FF Cl. A	
1,249	1.629%—01/20/2030[1,2]	1,249
	Salomon Brothers Mortgage Securities VII Inc. Series 1999-NC4 Cl. A	
733	1.720%—09/25/2029[1,2]	735
	Series 1999-AQ2 Cl. A1	
574	1.730%—11/15/2029[1,2]	574
		1,309
	SLM Student Loan Trust Series 1995-1 Cl. A2	
2,090	1.891%—10/25/2007[1,2]	2,096

TOTAL ASSET-BACKED SECURITIES
(Cost $15,598) 15,589

CORPORATE BONDS & NOTES—21.7%

Principal Amount (000s)		Value (000s)
	Albertson's Inc.	
1,100	8.000%—05/01/2031	1,327
	Allete Inc.	
1,500	2.179%—10/20/2003[2]	1,499
	Amerada Hess Corp.	
1,400	7.875%—10/01/2029	1,671

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	American Airlines Inc. Pass Thru Certificate Series 2001-2 Cl. A1	
$ 514	6.978%—04/01/2011 .... $	466
	AOL Time Warner Inc.	
450	7.975%—08/15/2004[1]	479
7,500	7.625%—04/15/2031[1]	8,301
		8,780
	AT&T Corp.	
17,500	4.687%—11/21/2003	19,645
	Banponce Corp.	
2,000	6.750%—12/15/2005[1]	2,189
	Bear Stearns Cos. Inc. MTN[4]	
9,800	1.630%—12/01/2003[1,2]	9,819
	British Telecommunications plc	
1,400	8.375%—12/15/2010	1,726
	Cincinnati Financial Corp.	
3,200	6.900%—05/15/2028[1]	3,502
	CIT Group Inc.	
3,700	7.500%—11/14/2003[1]	3,806
4,000	7.125%—10/15/2004[1]	4,237
		8,043
	Citicorp	
10,625	7.125%—03/15/2004[1]	11,160
	Cleveland Electric Illuminating Co. Series B	
2,000	9.500%—05/15/2005[1]	2,004
	Comcast Cable Communications	
600	6.750%—01/30/2011	663
	ConAgra Foods Inc.	
10,000	2.018%—09/10/2003[1,2]	10,010
	Credit Suisse First Boston	
10,000	6.500%—05/01/2008[1,3]	11,299
	DaimlerChrysler North America Holding MTN[4]	
5,000	7.750%—05/27/2003[1]	5,020
8,700	1.850%—08/01/2003[1,2]	8,703
		13,723
	Deutche Telekom International Finance BV	
9,700	8.250%—06/15/2005[1]	10,782
	DTE Energy Co. Series B	
10,000	7.110%—11/15/2003[1,3,5]	10,150
	El Paso CGP Co.	
8,000	7.500%—08/15/2006[1]	7,480
7,036	7.420%—02/15/2037[1]	5,488
		12,968
	El Paso Corp. MTN[4]	
1,300	8.050%—10/15/2030	1,060
100	7.750%—01/15/2032	80
		1,140
	Fifth Third Bank	
10,000	7.750%—08/15/2010[1,5]	11,124

FIXED INCOME

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	Ford Motor Credit Co. MTN[4]	
$ 4,100	1.609%—06/02/2003[1,2]	$ 4,098
20,000	1.560%—06/20/2003[1,2]	19,985
		24,083
	France Telecom SA	
7,100	8.700%—03/01/2006[1]	8,069
6,900	10.000%—03/01/2031[1,6]	9,209
		17,278
	Gemstone Investors Ltd.	
2,100	7.710%—10/31/2004[3]	2,032
	General Electric Capital Corp. MTN[4]	
1,700	6.125%—02/22/2011	1,896
	General Electric Co.	
1,900	5.000%—02/01/2013	1,968
	General Motors Acceptance Corp.	
2,500	8.000%—11/01/2031[1]	2,611
5,000	5.750%—11/10/2003[1]	5,090
		7,701
	General Motors Acceptance Corp. MTN[4]	
6,400	1.630%—08/04/2003[1,2]	6,396
3,000	5.550%—09/15/2003[1]	3,038
10,000	2.049%—01/20/2004[1,2]	9,979
2,100	2.140%—03/22/2004[2]	2,096
3,100	2.050%—05/10/2004[1,2]	3,083
1,400	1.679%—07/21/2004[2]	1,383
		25,975
	Goldman Sachs Group Inc.	
1,600	4.125%—01/15/2008	1,653
	International Paper Co.	
1,300	5.850%—10/30/2012	1,392
	J.P. Morgan Chase & Co.	
500	5.750%—01/02/2013	532
	Kinder Morgan Management LLC	
600	7.125%—03/15/2012	700
	Kroger Co.	
700	7.500%—04/01/2031	802
	National Rural Utilities MTN[4]	
15,000	8.000%—03/01/2032[1]	19,208
	PEMEX Project Funding Master Trust	
1,000	8.625%—02/01/2022	1,113
	Qwest Capital Funding Inc.	
43	7.250%—02/15/2011	36
	Qwest Corp.	
3,200	7.500%—06/15/2023[1]	2,896
	Sprint Capital Corp.	
5,300	6.000%—01/15/2007[1]	5,433
3,300	6.125%—11/15/2008[1]	3,383
1,900	7.625%—01/30/2011	2,052
16,900	8.750%—03/15/2032[1]	18,590
		29,458
	TEPPCO Partners LP	
3,000	7.625%—02/15/2012[1]	3,442
	Tyco International Group SA	
5,900	4.950%—08/01/2003[1]	5,944

CORPORATE BONDS & NOTES—Continued

Principal Amount (000s)		Value (000s)
	United Airlines Inc. Pass Thru Certificate Series 1993 Cl. C2	
$ 3,000	9.060%—06/17/2015[1*]	$ 751
	Verizon	
10,500	5.650%—11/15/2011[1]	11,326
	Wachovia Corp.	
2,600	4.950%—11/01/2006	2,799
	Walt Disney Co.	
16,200	4.500%—09/15/2004[1]	16,751
	Weyerhaeuser Co.	
1,000	6.750%—03/15/2012	1,122
	Williams Cos. Inc.	
11,057	7.875%—09/01/2021[1]	10,172

TOTAL CORPORATE BONDS & NOTES
(Cost $326,036) 344,720

COLLATERALIZED MORTGAGE OBLIGATIONS—11.3%

Principal Amount (000s)		Value (000s)
	Bank of America Mortgage Securities Series 2002-3 Cl. 1A6	
2,544	6.250%—03/25/2032[1]	2,600
	Bear Stearns Adjustable Rate Mortgage Trust Series 2000-2 Cl. A1	
1,072	4.406%—11/25/2030[2]	1,119
	Series 2001-8 Cl. VIA	
1,484	6.593%—11/25/2031[1,5]	1,503
		2,622
	Bear Stearns Adjustable Rate Mortgage Trust Pass Thru Certificates Series 2002-8 Cl. 3A	
497	6.615%—08/25/2032[5]	509
	Series 2002-9 Cl. 2A	
1,295	5.392%—10/25/2032[5]	1,324
	Series 2003-1 Cl. 6A1	
10,287	5.235%—04/25/2033[1,5]	10,473
		12,306
	Chase Mortgage Finance Corp. Series 1993-N Cl. A9	
3,000	6.750%—11/25/2024[1]	3,065
	Collateralized Mortgage Securities Corp. REMIC[8] Series 1988-4 Cl. B	
51	8.750%—04/20/2019[1]	52
	E*Trade Bank Mortgage Backed Securities Series 2001-1 Cl. A1	
2,014	7.053%—09/25/2031[1,5]	2,022
	Federal Home Loan Mortgage Corp.	
3,058	8.000%—08/15/2022	3,249
2,092	6.500%—02/15/2023[1,7]	82
5,000	6.000%—08/15/2026[1]	5,088
23,813	7.000%—10/15/2030[1]	25,816
3,476	1.760%—11/15/2030[1,2]	3,502
		37,737
	Federal Home Loan Mortgage Corp. REMIC[8]	
360	9.000%—12/15/2020[1]	364

52

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

COLLATERALIZED MORTGAGE OBLIGATIONS—Continued

Principal Amount (000s)		Value (000s)
	Federal National Mortgage Association	
$ 1,155	5.500%—03/15/2015	$ 1,204
3,084	6.500%—12/25/2042[1]	3,287
23,417	5.000%—04/25/2033[1]	24,116
		28,607
	Federal National Mortgage Association REMIC[8]	
	Series 1997-55 Cl. ZA	
4,171	7.000%—04/18/2027[1]	4,207
	First Horizon Asset Securities Inc.	
	Pass Thru Certificates	
	Series 2001-7 Cl. A1	
634	6.750%—02/25/2031[1]	649
	Series 2002-6 Cl. 1A6	
3,877	6.500%—11/25/2032[1]	3,994
		4,643
	First Nationwide Trust	
	Series 2001-3 Cl. 1A1	
749	6.750%—08/25/2031	771
	GE Capital Mortgage Services Inc.	
	Series 1994-6 Cl. A3	
3,620	6.500%—12/25/2022[1]	3,662
	GE Capital Mortgage Services Inc. REMIC[8]	
	Series 1998-17 Cl. A3	
9,445	6.750%—10/25/2028[1]	9,632
	GMACCM Mortgage Trust I	
	Series 1999-D Cl. A	
4,108	2.036%—09/20/2004[1,2,3]	4,103
	IndyMac ARM Trust	
	Series 2001-H2 Cl. A2	
812	6.507%—01/25/2032[2]	823
	PNC Mortgage Securities Corp.	
	Series 1998-14 Cl. 3A3	
15,493	6.500%—02/25/2029[1]	15,785
	PNC Mortgage Securities Corp.	
	Pass Thru Certificate	
	Series 1999-4 Cl. 1A8	
5,602	6.200%—06/25/2029[1]	5,738
	Prudential Home Mortgage Securities Co.	
	Series 1993-29 Cl. A8	
566	6.750%—08/25/2008[1]	565
	Residential Asset Securitization Trust	
	Pass Thru Certificate	
	Series 1998-A13 Cl. 1A3	
5,539	6.500%—12/25/2028[1]	5,599
	Residential Funding Mortgage Securities I Inc.	
	Series 2002-S15 Cl. A1	
1,195	6.250%—09/25/2032	1,225
	Small Business Administration	
	Series 2000-P10 Cl. 1	
1,592	7.450%—08/01/2010	1,817
	Series 2001-20A Cl. 1	
3,920	6.290%—01/01/2021[1]	4,321
		6,138
	Structured Asset Mortgage Investments Inc.	
	Pass Thru Certificate	
	Series 1998-9 Cl. 1A3	
5,000	6.250%—11/25/2028[1]	5,196

COLLATERALIZED MORTGAGE OBLIGATIONS—Continued

Principal Amount (000s)		Value (000s)
	Structured Asset Securities Corp.	
	Pass Thru Certificates	
	Series 2001-15A Cl. 2A1	
$ 1,254	6.500%—09/25/2031[1,2]	$ 1,307
	Series 2001-21A Cl. 1A1	
2,592	6.250%—01/25/2032[1,2]	2,688
	Series 2002-1A Cl. 4A	
1,191	6.170%—02/25/2032[1,2]	1,199
	Series 2002-26 Cl. 1A12	
800	5.600%—01/25/2033	803
		5,997
	Washington Mutual	
	Pass Thru Certificate	
	Series 2002-AR11 Cl. A1	
7,932	5.211%—10/25/2032[1,2,5]	8,187
	Wells Fargo Mortgage Backed Securities Trust	
	Series 2001-25 Cl. IIA	
2,140	6.481%—10/25/2031[1,2]	2,147
	Series 2002-E Cl. 2A1	
1,327	5.157%—09/25/2032[2]	1,356
	Series 2002-22 Cl. 2A1	
3,996	5.000%—01/25/2033	4,058
		7,561
	TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS (Cost $174,786)	179,207

FOREIGN GOVERNMENT OBLIGATIONS—4.0%

	Federative Republic of Brazil	
3,840	2.563%—04/15/2006[2]	3,594
5,300	11.500%—03/12/2008[1]	5,433
141	2.625%—04/15/2009[2]	117
4,679	8.000%—04/15/2014	4,094
		13,238
	Republic of Panama	
5,000	9.625%—02/08/2011	5,725
950	9.375%—07/23/2012	1,072
344	2.250%—07/17/2016[2]	290
2,530	9.375%—01/16/2023	2,739
500	8.875%—09/30/2027	521
		10,347
	Republic of Peru	
4,000	9.125%—01/15/2008	4,450
5,700	9.125%—02/21/2012	6,270
3,000	9.875%—02/06/2015	3,375
		14,095
	United Mexican States	
636	2.073%—03/25/2005[2]	618
400	9.875%—02/01/2010	506
1,300	11.375%—09/15/2016	1,862
		2,986
	United Mexican States MTN[4]	
15,000	8.500%—02/01/2006	17,303
2,460	6.375%—01/16/2013	2,583
1,800	8.000%—09/24/2022	1,998
400	8.300%—08/15/2031	454
		22,338
	TOTAL FOREIGN GOVERNMENT OBLIGATIONS (Cost $58,209)	63,004

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

MORTGAGE PASS-THROUGH—23.9%

Principal Amount (000s)		Value (000s)
	Federal Home Loan Mortgage Corp.	
$ 4,255	6.000%—07/01/2016[1]	$ 4,448
2,398	6.000%—09/01/2016[1]	2,507
12	8.500%—02/01/2017[1]	13
266	4.355%—06/01/2024[1,2]	278
1,400	6.250%—07/15/2032	1,621
7,124	6.500%—08/01/2032	7,440
		16,307
	Federal Home Loan Mortgage Corp. TBA[9] July Delivery	
7,000	5.000%—07/17/2018	7,168
	Federal Housing Authority Project 221 Grey 98-4	
4,591	7.430%—10/01/2020[1]	4,757
	221D4 Banco-5	
457	7.400%—02/01/2021	472
	221D4 Banco-15	
48	7.450%—05/01/2021	49
		5,278
	Federal National Mortgage Association	
13	9.000%—03/01/2005[1]	13
396	9.000%—11/01/2009[1]	434
463	6.000%—03/01/2016	485
2,754	6.000%—04/01/2016	2,888
7,278	6.000%—05/01/2016[1]	7,632
3,040	6.000%—06/01/2016	3,187
10,359	6.000%—07/01/2016[1]	10,863
3,229	6.000%—08/01/2016	3,386
1,636	6.000%—09/01/2016	1,716
2,757	6.000%—10/01/2016	2,890
3,327	6.000%—11/01/2016	3,489
6,040	5.500%—12/01/2016	6,288
3,942	6.000%—12/01/2016	4,134
4,284	5.500%—01/01/2017	4,461
293	6.000%—01/01/2017	307
4,275	5.500%—02/01/2017	4,453
3,359	6.000%—02/01/2017[1]	3,522
2,071	5.500%—03/01/2017	2,157
2,697	6.000%—03/01/2017	2,828
4,286	5.500%—04/01/2017	4,463
14,307	6.000%—04/01/2017[1]	15,001
1,416	5.500%—05/01/2017	1,475
10,493	6.000%—05/01/2017[1]	11,002
143	5.500%—06/01/2017	149
288	6.000%—06/01/2017	302
129	5.500%—07/01/2017	135
293	6.000%—07/01/2017	307
8,333	5.500%—08/01/2017[1]	8,677
704	6.000%—08/01/2017	738
824	5.500%—09/01/2017	858
2,205	6.000%—09/01/2017	2,312
11,782	5.500%—10/01/2017[1]	12,268
1,915	6.000%—02/25/2029	1,951
10,803	3.335%—10/01/2040[1,2]	11,023
		135,794

MORTGAGE PASS-THROUGH—Continued

Principal Amount (000s)		Value (000s)
	Federal National Mortgage Association TBA[9] May Delivery	
$28,000	5.000%—05/19/2018	$ 28,567
60,000	5.500%—05/19/2018	62,437
8,500	6.000%—05/19/2018	8,912
2,700	6.500%—05/14/2033	2,822
		102,738
	Federal National Mortgage Association TBA[9] June Delivery	
28,000	5.000%—06/17/2018	28,766
	Federal National Mortgage Association TBA[9] July Delivery	
4,000	5.000%—07/17/2018	4,094
	FHLMC Structured Pass Through Securities	
5,687	4.273%—08/15/2032[1,5]	5,591
	Government National Mortgage Association	
352	6.750%—08/15/2017	372
179	6.500%—01/15/2029	189
191	6.500%—03/15/2029	201
319	6.500%—06/15/2029	336
2,944	6.500%—07/15/2029[1]	3,101
47	6.500%—06/15/2031	50
44	6.500%—07/15/2031	46
398	6.500%—08/15/2031	419
704	6.500%—09/15/2031	741
969	6.500%—11/15/2031	1,020
262	6.500%—12/15/2031	276
80	6.500%—01/15/2032	84
46	6.500%—02/15/2032	49
405	6.500%—03/15/2032	426
1,019	6.500%—04/15/2032	1,072
1,005	6.500%—05/15/2032	1,058
395	6.500%—06/15/2032	416
267	6.500%—08/15/2032	281
		10,137
	Government National Mortgage Association II	
558	5.375%—03/20/2017[1,2]	569
740	5.750%—08/20/2022[1,2]	757
465	5.750%—09/20/2023[1,2]	475
230	5.375%—05/20/2024[1,2]	236
16	5.750%—07/20/2024[2]	16
1,051	5.750%—09/20/2024[1,2]	1,075
243	5.625%—12/20/2024[1,2]	248
447	5.375%—01/20/2025[1,2]	456
336	5.375%—02/20/2025[1,2]	343
200	5.625%—10/20/2025[1,2]	204
577	5.625%—11/20/2025[1,2]	590
130	5.625%—12/20/2026[1,2]	133
1,017	5.750%—07/20/2027[1,2]	1,039
2,546	5.000%—11/20/2029[1,2]	2,631
12,893	4.500%—02/20/2032[1,2]	13,083
		21,855
	Government National Mortgage Association I TBA[9] May Delivery	
40,000	5.500%—05/21/2033	41,300
1,000	6.500%—05/21/2033	1,051
		42,351

TOTAL MORTGAGE PASS-THROUGH
(Cost $374,095) 380,079

MUNICIPAL BONDS—3.1%

Principal Amount (000s)		Value (000s)
$ 1,000	Charlotte-Mecklenberg Hospital Authority 5.000%—01/15/2031	$ 1,011
	Energy Northwest Washington Electric Resources	
2,000	5.500%—07/01/2013	2,263
1,600	5.500%—07/01/2014	1,816
		4,079
	Golden State Tobacco Securitization Corp.	
3,400	6.250%—06/01/2033[1]	2,986
2,740	6.750%—06/01/2039[1]	2,424
		5,410
1,400	Massachusetts State Water Resources Authority 5.000%—08/01/2032	1,431
11,675	New York State Dorm Authority Revenues 5.000%—03/15/2027[1]	11,865
10,250	New York State TWY Authority Second 5.250%—04/01/2012	11,620
1,872	North Carolina State Education Authority Series 2000 Cl. G 1.499%—06/01/2009[1,2]	1,872
7,600	Salt River Project AZ Agriculture IMPT 5.000%—01/01/2031	7,829
3,490	Sussex County NJ Municipal Utilities Authority 5.000%—12/01/2013	3,890
1,100	University Texas University Revenues 5.000%—08/15/2033	1,128

TOTAL MUNICIPAL BONDS
(Cost $49,729) 50,135

U.S. GOVERNMENT OBLIGATIONS—11.3%

Principal Amount (000s)		Value (000s)
	U.S. Treasury Bond STRIPS[10]	
1,200	0.000%—11/15/2016	632
5,700	0.000%—02/15/2017	2,952
9,000	0.000%—05/15/2017[1]	4,593
		8,177
	U.S. Treasury Bonds	
3,800	7.250%—05/15/2016[1]	4,902
16,400	7.500%—11/15/2016[1]	21,602
18,400	8.750%—05/15/2017[1]	26,755
2,700	8.875%—08/15/2017	3,968
1,019	3.625%—04/15/2028[11]	1,180
35,443	3.875%—04/15/2029[1,11]	42,969
		101,376
	U.S. Treasury Notes	
42,700	1.625%—04/30/2005	42,817
4,737	3.375%—01/15/2007[1,11]	5,161
16,966	3.875%—01/15/2009[11]	19,063
1,088	4.250%—01/15/2010[11]	1,255
1,340	3.375%—01/15/2012[11]	1,481
1,324	3.000%—07/15/2012[11]	1,422
		71,199

TOTAL U.S. GOVERNMENT OBLIGATIONS
(Cost $176,224) 180,752

SHORT-TERM INVESTMENTS—33.2%

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER		
$26,400	ABN Amro North America 1.250%—05/12/2003	$ 26,390
6,400	ANZ Inc. 1.240%—05/05/2003	6,399
	Barclays US Funding Corp.	
3,100	1.253%—05/06/2003	3,099
7,800	1.255%—06/04/2003	7,791
		10,890
	Danske Corp.	
12,900	1.220%—06/04/2003	12,885
22,700	1.245%—06/24/2003	22,658
30,300	1.245%—06/27/2003	30,240
2,900	1.220%—07/10/2003	2,893
		68,676
3,800	Export Development Corp. 1.250%—05/16/2003	3,798
	Federal Home Loan Banks	
1,900	1.225%—05/09/2003	1,900
27,649	1.270%—05/16/2003[1]	27,634
5,900	1.160%—07/09/2003	5,887
		35,421
	Federal Home Loan Mortgage Corp.	
11,300	1.230%—05/29/2003	11,289
49,700	1.250%—05/30/2003[1]	49,650
		60,939
	Federal National Mortgage Association	
40,200	1.195%—06/25/2003	40,127
13,700	1.230%—07/01/2003	13,671
16,900	1.160%—07/09/2003	16,862
		70,660
	General Electric Capital Corp.	
10,300	1.260%—06/12/2003	10,285
300	1.250%—06/25/2003	299
1,200	1.250%—07/23/2003	1,197
		11,781
	HBOS Treasuries Services plc	
14,500	1.255%—05/08/2003	14,496
7,800	1.255%—05/23/2003	7,794
10,000	1.265%—05/27/2003	9,991
		32,281
	Lloyds Bank plc	
900	1.250%—05/27/2003	899
4,200	1.235%—07/29/2003	4,187
		5,086
	Rabobank Nederland[12]	
34,900	1.330%—05/01/2003	34,900
26,900	1.230%—05/05/2003	26,896
8,100	1.250%—05/13/2003	8,097
		69,893
	Royal Bank of Scotland plc	
31,800	1.250%—05/28/2003	31,770

FIXED INCOME

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENTS—Continued

Principal Amount (000s)		Value (000s)
COMMERCIAL PAPER—Continued		
	Svenska Handelsbanken Ab	
$ 1,400	1.255%—05/07/2003	$ 1,400
2,100	1.220%—07/01/2003	2,096
		3,496
	UBS Finance Inc. Yrs 3&4	
9,200	1.240%—05/21/2003	9,194
45,000	1.240%—05/28/2003	44,958
18,900	1.240%—06/17/2003	18,869
		73,021
TOTAL COMMERCIAL PAPER		510,501
REPURCHASE AGREEMENT		
10,312	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 1.05% collateralized by a U.S. Treasury Bill 0.0% May 22, 2003, par value of $10,520 (repurchase proceeds of $10,312 when closed on May 1, 2003)	10,312
U.S. TREASURY BILLS		
105	1.145%—05/08/2003[1]	105
500	1.150%—05/08/2003[1]	500
30	1.160%—05/08/2003[1]	30

SHORT-TERM INVESTMENTS—Continued

Principal Amount (000s)		Value (000s)
U.S. TREASURY BILLS—Continued		
$ 30	1.055%—05/15/2003[1]	$ 30
75	1.056%—05/15/2003[1]	75
500	1.100%—05/15/2003[1]	500
60	1.145%—05/15/2003[1]	60
520	1.150%—05/15/2003[1]	520
250	1.152%—05/15/2003[1]	250
4,710	1.155%—05/15/2003[1]	4,708
40	1.158%—05/15/2003[1]	40
50	1.165%—05/15/2003[1]	50
180	1.167%—05/15/2003[1]	180
460	1.170%—05/15/2003[1]	460
60	1.175%—05/15/2003[1]	60
30	1.180%—05/15/2003[1]	30
		7,598
TOTAL SHORT-TERM INVESTMENTS (Cost $528,411)		528,411
TOTAL INVESTMENTS—109.5% (Cost $1,703,088)		1,741,897
CASH AND OTHER ASSETS, LESS LIABILITIES—(9.5%)		(150,969)
TOTAL NET ASSETS—100.0%		$1,590,928

FUTURES CONTRACTS WHICH WERE OPEN AT APRIL 30, 2003 ARE AS FOLLOWS:

Description	Number of Contracts	Aggregate Face Value (000s)	Expiration Date	Unrealized Appreciation/ (Depreciation) (000s)
U.S. Treasury Notes Futures (Buy)	3,989	$398,900	Jun-03	$1,696
Eurodollar Futures (Buy)	283	70,750	Mar-04	342
Eurodollar Futures (Buy)	59	14,750	Jun-04	47
Eurodollar Futures (Buy)	73	18,250	Sep-04	46
Eurodollar Futures (Buy)	108	27,000	Dec-04	41
Eurodollar Futures (Buy)	35	8,750	Mar-05	4
Euribor Futures (Buy)	1,739	€434,750	Jun-03	882
Euribor Futures (Buy)	378	94,500	Sep-03	324
Euribor Futures (Buy)	638	159,500	Dec-03	281
Euribor Futures (Buy)	23	5,750	Mar-04	(11)
Libor Futures (Buy)	23	£ 2,875	Dec-03	(10)
Libor Futures (Buy)	187	23,375	Mar-04	(59)
				$3,583

TBA SALE COMMITMENTS WHICH WERE OPEN AT APRIL 30, 2003 ARE AS FOLLOWS:

Description	Principal Amount (000)	Coupon Rate	Delivery Date	Value (000s)
Federal National Mortgage Assoc	$28,000	5.0%	May-03	$28,567
Federal National Mortgage Assoc	2,700	6.5	May-03	2,821
Federal National Mortgage Assoc	4,000	5.0	Jun-03	4,106
Government National Mortgage Assoc. I	23,000	5.5	May-03	23,748
TBA sale commitments at value (proceeds receivable $58,986)				$59,242

FIXED INCOME

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

FORWARD CURRENCY CONTRACTS WHICH WERE OPEN AT APRIL 30, 2003 ARE AS FOLLOWS:

Currency	Market Value (000s)	Aggregate Face Value (000s)	Delivery Date	Unrealized Appreciation/ (Depreciation) (000s)
Euro (Sell)	$26,343	$25,304	May-03	$(1,039)
Euro (Buy)	1,933	1,900	May-03	32
Pound Sterling (Sell)	1,259	1,220	May-03	(39)
Japanese Yen (Sell)	351	350	May-03	(1)
Japanese Yen (Buy)	351	354	May-03	(3)
Japanese Yen (Buy)	352	351	Jun-03	1
				$(1,049)

WRITTEN OPTIONS WHICH WERE OPEN AT APRIL 30, 2003 ARE AS FOLLOWS:

Description	Number of Shares/Contracts	Strike Price	Expiration Date	Value (000s)
U.S. Treasury Notes 10 Yr. Futures (Call)	173	$116.00	May-03	$ (55)
U.S. Treasury Notes 10 Yr. Futures (Call)	202	117.00	May-03	(25)
U.S. Treasury Notes 5 Yr. Futures (Call)	150	113.50	May-03	(96)
U.S. Treasury Notes 10 Yr. Futures (Call)	122	117.00	Aug-03	(76)
U.S. Treasury Notes 10 Yr. Futures (Put)	545	110.00	May-03	(17)
U.S. Treasury Notes 10 Yr. Futures (Put)	24	110.00	Aug-03	(12)
Eurodollar Futures (Call)	452	98.75	Jun-03	(113)
Eurodollar Futures (Call)	78	99.00	Jun-03	(6)
Eurodollar Futures (Call)	225	97.50	Jun-03	(1)
Eurodollar Futures (Put)	227	98.00	Dec-03	(18)
Eurodollar Futures (Call)	24	98.50	Mar-04	(18)
Eurodollar Futures (Put)	12	97.25	Mar-04	(1)
Eurodollar Futures (Put)	88	97.75	Mar-04	(18)
Swap Option—3 Mo. Libor (Call)	5,500,000	6.00	Oct-04	(525)
Swap Option—3 Mo. Libor (Call)	21,100,000	5.97	Oct-04	(2,003)
Swap Option—3 Mo. Libor (Put)	5,500,000	6.00	Oct-04	(67)
Swap Option—3 Mo. Libor (Put)	21,100,000	5.97	Oct-04	(252)
Swap Option (Call)	7,600,000	4.00	Jul-03	(48)
Swap Option (Call)	4,000,000	4.00	Aug-03	(28)
Swap Option (Call)	23,200,000	3.50	Dec-03	(296)
Swap Option (Call)	3,900,000	4.00	Mar-04	(53)
Swap Option (Call)	27,900,000	3.25	Mar-04	(276)
Swap Option (Call)	2,800,000	4.00	Aug-03	(19)
Swap Option (Put)	6,300,000	5.50	Dec-03	(22)
Written options outstanding, at value (premiums received of $4,188)				$(4,045)

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

SWAP AGREEMENTS WHICH WERE OPEN AT APRIL 30, 2003 ARE AS FOLLOWS:

Par Value (000s)	Description	Counterparty	Unrealized Appreciation/ (Depreciation) (000s)
€ 9,100	To make or receive semi-annual payments through 03/15/2017 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	Goldman Sachs Capital Markets New York	$ 98
1,200	To make or receive semi-annual payments through 03/15/2017 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	J.P. Morgan Securities	14
4,500	To make or receive semi-annual payments through 03/15/2032 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	J.P. Morgan Securities	64
3,200	To make or receive semi-annual payments through 03/15/2032 based on the difference between (A) the 10 year fixed interest rate of 6.000% over (B) the 10 year floating rate adjusted every six months based upon the EUR-EURIBOR-Telerate.	UBS Warburg	28
£ 6,400	To make or receive semi-annual payments through 06/17/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	240
2,200	To make or receive semi-annual payments through 06/17/2004 based on the difference between (A) the 10 year fixed interest rate of 5.500% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	77
37,000	To make or receive semi-annual payments through 03/17/2005 based on the difference between (A) the 10 year fixed interest rate of 4.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Morgan Stanley Capital Services	(57)
1,600	To make or receive semi-annual payments through 03/15/2017 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	UBS Warburg	(6)
800	To make or receive semi-annual payments through 03/15/2017 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	(2)
4,100	To make or receive semi-annual payments through 03/15/2017 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	Goldman Sachs Capital Markets New York	7
2,400	To make or receive semi-annual payments through 03/15/2032 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	J.P. Morgan Securities	45
1,900	To make or receive semi-annual payments through 03/15/2032 based on the difference between (A) the 10 year fixed interest rate of 5.000% over (B) the 10 year floating rate adjusted every six months based upon the GBP-LIBOR-BBA.	UBS Warburg	19
			$527

Harbor Bond Fund
PORTFOLIO OF INVESTMENTS—Continued

1   At April 30, 2003, securities held by the Fund were pledged to cover margin requirements for open future contracts, written options on futures contracts and swap options. (See Note 2 to the Financial Statements.) The securities pledged had an aggregate market value of $789,248.

2   Floating rate security. The stated rate represents the rate in effect at April 30, 2003.

3   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2003, these securities were valued at $34,489 or 2.2% of net assets.

4   MTN after the name of a security stands for Medium Term Note.

5   Variable rate security. The stated rate represents the rate in effect at April 30, 2003.

6   Step coupon security. The rate will step 1.07% per month until the coupon reaches 15%.

7   Interest only (IO) securities represent the right to receive the monthly interest payments on an underlying pool of mortgage loans. These are subject to the risk of accelerated principal paydowns. The amount represents the notional amount on which current interest is calculated.

8   REMICs are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

9   TBAs are mortgage-backed securities traded under delayed delivery commitments, settling after April 30, 2003. Although the unit price for the trades has been established, the principal value has not been finalized. However, the amount of the commitments will not fluctuate more than 2% from the principal amount. Income on TBAs is not earned until settlement date. (See Note 2 to the Financial Statements).

10   Separate trading of registered interest and principal of securities (STRIPS) is a prestripped zero-coupon bond that is a direct obligation of the U.S. Treasury.

11   Treasury inflation-protected securities (TIPS) are securities in which the principal amount is adjusted for inflation and interest payments are applied to the inflation-adjusted principal.

12   Affiliated company as defined in the Investment Company Act of 1940, at or during the period ended April 30, 2003, see Note 4 to the Financial Statements. The aggregate fair market value of securities of affiliated companies held by the Fund as of April 30, 2003, amounts to $69,893 or 4.4% of net assets. Transactions during the period for affiliated companies are as follows:

Security	Principal Amount at November 1, 2002 (000s)	Purchases (000s)	Maturities (000s)	Principal Amount at April 30, 2003 (000s)	Interest Income (000s)
Commercial Paper:					
Rabobank Nederland	$—	$317,700	$247,800	$69,900	$57

*   Security in default.

€   Euro.

£   British Pound.

The accompanying notes are an integral part of the financial statements.

Harbor Short Duration Fund
MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
Fischer Francis Trees &
    Watts, Inc.
200 Park Avenue
New York, NY 10166



David Marmon
Portfolio Manager

INVESTMENT GOAL
Total return that is consistent
with preservation of capital.

INSTITUTIONAL CLASS
Fund #: 016
Cusip: 411511702
Ticker: HASDX
Inception Date: 01-01-1992

RETIREMENT CLASS
Fund #: 216
Cusip: 411511678
Ticker: HRSDX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

In a continuing environment of low interest rates, sluggish economic conditions, and geopolitical uncertainty, the Harbor Short Duration Fund delivered competitive returns for the six months ended April 30, 2003. The Fund's performance approximately matched that of its benchmark, the Citigroup 1 YR Treasury Index, for the six-month period as well as for the latest five-year and 10-year periods.

Performance was assisted principally by the Fund's overweighted position in fixed-rate asset-backed securities. Demand for asset-backed products increased substantially during the period as investors sought securities with high credit quality and liquidity. The increased demand, coupled with relatively light supply, caused prices to rise and yield spreads to tighten relative to U.S. Treasury issues of comparable duration. The asset-backed securities (ABS) index finished the six-month period with positive excess returns relative to comparable duration Treasuries, as spreads narrowed across most ABS sub-sectors. Spreads tightened dramatically in January and February from prior year-end levels.

The duration, or interest rate sensitivity, of the portfolio was maintained near that of the one-year benchmark throughout the period. An overweight exposure to longer-duration assets had a positive impact on the portfolio's total return as the short-end U.S. Treasury curve rallied.

Our view is that the economy is caught between crosswinds. On one hand the Federal Reserve continues to provide a very accommodative monetary policy, with the Federal Funds rate at the historically low 1.25% level established last November. In addition, fiscal policy has been supportive of the economy with regard to tax cuts and added federal spending. Against those positives are negatives such as continuing concerns with regard to the geopolitical situation, excess capacity in many industries, and higher debt loads in both the consumer and corporate sectors.

Consequently, we have continued to avoid strategies based on anticipation of any significant moves in short-term interest rates. Our best guess is that rates will remain relatively range-bound throughout the course of this year. In that environment we believe that the best way to add value, particularly for short-term portfolios such as the Harbor Short Duration Fund, is to look for stable, higher yielding assets such as asset-backed securities.

Asset-backed securities are particularly useful for the portfolio due to their risk-return profile. Compared with other asset classes they tend to provide incremental return versus U.S. Treasuries and government agency issues while exhibiting lower volatility than typically is found in the market for corporate securities. We focus on the large, more liquid issuers in the auto receivables, credit card receivables, and home equity markets.

We will continue to manage the portfolio with a focus on long-term performance while being mindful of the short-term risks associated with owning spread securities.

The consumer receivables market has exhibited signs of weakness during this difficult economic period. Consumer credit delinquencies and charge-offs are trending upward. Elevated jobless claims and a contracting manufacturing sector have increased the risk of a prolonged period of sluggish growth. Given such difficulties in the domestic economy, we have reduced exposure to the sub-prime sector in favor of prime receivables to high credit quality borrowers.

GROWTH OF A $10,000 INVESTMENT
For the period 04-30-1993 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Annualized 10 Years	Final Value of a $10,000 Investment
Short Duration					
— Institutional Class	1.02%	3.49%	5.24%	5.35%	$16,840
⋯ Retirement Class	1.01	3.35	5.00	5.10	16,443
Comparative Index					
— Citigroup 1 YR Treasury	0.97%	2.98%	5.23%	5.28%	$16,725

The graph compares a $10,000 investment in the Fund with the performance of the Citigroup 1 YR Treasury Index (f/k/a Salomon Treasury 1 YR CMI). The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. The performance of the Retirement Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the Retirement Class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Total Investments (% of net assets)
(Excludes net cash and short-term investment of 2.7%)

Options	0.1
Collateralized Mortgage Obligations	9.4
U.S. Government Obligations	20.2
Asset-Backed Securities	67.6

ASSET-BACKED SECURITIES—67.6%

Principal Amount (000s)		Value (000s)
	Advanta Business Card Master Trust	
	Series 2000-B Cl. B	
$ 4,000	1.834%—01/20/2006[1,2]	$ 4,003
	American Express Credit Account Master Trust	
	Series 1999-1 Cl. A	
3,000	5.600%—11/15/2006	3,123
	AmeriCredit Automobile Receivables Trust	
	Series 2000-C Cl. A3	
446	7.050%—02/12/2005[2]	447
	Series 2001-1 Cl. A3	
2,521	5.130%—11/06/2005[2]	2,556
	Series 2003-AM Cl. A2A	
2,000	1.677%—10/06/2006	2,003
		5,006
	Ameriquest Mortgage Securities Inc.	
	Pass Thru Certificate	
	Series 2002-1 Cl. AF3	
2,200	5.120%—05/25/2032[2]	2,288
	Ameriquest Mortgage Securities Inc.	
	Series 2002-3 Cl. AF1	
1,313	2.540%—08/25/2032	1,318
	Series 2002-5 Cl. AF1	
1,676	2.600%—02/25/2033	1,685
		3,003
	ANRC Auto Owner Trust	
	Series 2001-A Cl. A3	
1,364	3.760%—10/17/2005	1,378
	Associates Automobile Receivables Trust	
	Series 2000-1 Cl. A3	
365	7.300%—01/15/2004[2]	368
	Series 2000-2 Cl. A3	
131	6.820%—02/15/2005	132
		500
	BankBoston Home Equity Loan Trust	
	Series 1998-2 Cl. A4	
476	6.110%—09/25/2013	480
	Capital One Master Trust	
	Series 1998-4 Cl. A	
2,450	5.430%—01/15/2007	2,493
	CDC Mortgage Capital Trust	
	Series 2002-HE1 Cl. A	
1,353	1.630%—01/25/2033[1]	1,357

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Centex Home Equity Loan Trust	
	Series 2002-B Cl. AF2	
$ 2,250	4.487%—05/25/2020	$ 2,294
	Chase Funding Mortgage Loan Asset Backed Certificates	
	Series 1999-2 Cl. IA2	
235	6.860%—12/26/2024	238
	CIT Marine Trust	
	Series 1999-A Cl. A2	
49	5.800%—04/15/2010[2]	49
	Citibank Credit Card Issuance Trust	
	Series 2001-B2 Cl. B2	
2,000	1.788%—12/10/2008[1]	2,012
	Citibank Credit Card Master Trust I	
	Series 1998-9 Cl. B	
2,705	5.550%—01/09/2006[2]	2,782
	Citifinancial Mortgage Securities Inc. REMIC[3]	
	Pass Thru Certificate	
	Series 2002-1 Cl. AF1	
1,497	2.474%—09/25/2032	1,504
	CNH Equipment Trust	
	Series 2001-B Cl. A3	
1,681	1.620%—03/15/2006[1]	1,682
	Conseco Finance	
	Series 2000-C Cl. A	
511	1.680%—12/15/2029[1,2]	511
	Contimortgage Home Equity Trust	
	Pass Thru Certificate	
	Series 1998-3 Cl. A10	
1	5.840%—05/15/2016[2]	1
	Countrywide Asset-Backed Certificates	
	Series 1999-3 Cl. AF5	
1,056	7.730%—09/25/2027	1,091
	Countrywide Home Equity Loan Trust	
	Series 2002-B Cl. A1	
986	1.560%—04/15/2028[1]	985
	CS First Boston Mortgage Securities Corp.	
	Pass Thru Certificate	
	Series 2001-HS27 Cl. A	
681	1.970%—08/25/2031[1,4]	676
	Discover Card Master Trust I	
	Series 1998-6 Cl. B	
1,400	6.050%—01/17/2006	1,420
	E*Trade Bank Mortgage Backed Securities	
	Pass Thru Certificate	
	Series 2001-1 Cl. B1	
1,649	7.000%—09/25/2031[5]	1,719
	Felco Funding II LLC.	
	Series 2000-1 Cl. A3	
63	7.585%—06/15/2004[2,4]	63
	Fleet Credit Card Master Trust II	
	Series 2000-C Cl. A	
2,000	7.020%—02/15/2008	2,219
	Ford Credit Auto Owner Trust	
	Series 2000-G Cl. B	
2,000	6.920%—04/15/2005	2,085
	Harborview Mortgage Loan Trust	
	Series 2001-1 Cl. B2	
870	7.000%—02/19/2031[5]	895

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—Continued

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Harley-Davidson Motorcycle Trust	
	Series 2001-2 Cl. A1	
$ 617	3.770%—04/17/2006[2]	$ 621
	HFC Home Equity Loan Asset Backed Certificates	
	Series 2002-1 Cl. A	
1,116	1.690%—12/22/2031[1]	1,118
	Series 2002-3 Cl. A	
1,765	1.770%—07/20/2032[1]	1,767
		2,885
	Long Beach Mortgage Loan Trust	
	Series 2002-1 Cl. 2A2	
387	3.500%—05/25/2032	388
	MBNA Master Credit Card Trust USA	
	Series 1997-K Cl. B	
2,000	1.630%—04/15/2008[1]	2,003
	Merrill Lynch Trust	
2,668	9.470%—03/27/2019[2]	2,680
	Navistar Financial Corp Owner Trust	
	Series 2001-B Cl. A4	
3,000	4.370%—11/15/2008[2]	3,119
	Nissan Auto Receivables Owner Trust	
	Series 2003-A Cl. A3	
2,760	1.890%—12/15/2006	2,775
	ONYX Acceptance Grantor Trust	
	Series 2000-D Cl. A4	
3,000	6.850%—08/15/2007[2]	3,107
	Option One Mortgage Loan Trust	
	Series 2003-1 Cl. A2	
3,060	1.740%—02/25/2033[1,2]	3,073
	Premier Auto Trust	
	Series 1999-3 Cl. A4	
1,920	6.430%—03/08/2004[2]	1,923
	Providian Home Equity Loan Trust	
	Series 1999-1 Cl. A	
1,635	1.610%—06/25/2025[1,2]	1,639
	Residential Asset Securities Corp.	
	Series 2001-KS1 Cl. AI3	
1,225	5.854%—02/25/2026[2]	1,232
	Series 1999-KS2 Cl. AI7	
2,000	7.390%—06/25/2028	2,117
	Series 2000-KS3 Cl. AI4	
3,248	8.035%—09/25/2028[2]	3,385
		6,734
	Saxon Asset Securities Trust	
	Series 1999-2 Cl. MV2	
1,489	2.270%—05/25/2029[1,2]	1,480
	Sears Credit Account Master Trust	
	Series 1998-2 Cl. A	
2,423	5.250%—10/16/2008	2,495
	SSB Revocable Trust	
	Series 2001-1 Cl. A2	
314	2.890%—12/15/2008[2]	314
	Standard Credit Card Master Trust	
	Series 1995-1 Cl. A	
2,780	8.250%—01/07/2007	3,080
	Structured Asset Securities Corp.	
	Series 2002-1A Cl. 2A1	
1,391	2.962%—02/25/2032[1]	1,396

ASSET-BACKED SECURITIES—Continued

Principal Amount (000s)		Value (000s)
	Vanderbilt Mortgage Finance	
	Series 2002-C Cl. A1F	
$ 2,609	2.550%—01/07/2010[2]	$ 2,623
	Series 2001-A Cl. A2	
2,415	6.120%—02/07/2015[2]	2,454
		5,077
	Washington Mutual	
	Pass Thru Certificate	
	Series 2003-AR4 Cl. A1	
2,809	1.532%—05/25/2033[5]	2,808
	Washington Mutual Mortgage Securities Corp.	
	Pass Thru Certificate	
	Series 2002-MS1 Cl. 1A1	
792	6.500%—02/25/2032[2]	792
	Wells Fargo Mortgage Backed Securities Trust	
	Pass Thru Certificates	
	Series 2002-C Cl. B1	
1,359	5.139%—07/25/2032[1]	1,372
	Series 2002-C Cl. B2	
386	5.139%—07/25/2032[1]	392
		1,764
TOTAL ASSET-BACKED SECURITIES		
	(Cost $95,704)	96,010

COLLATERALIZED MORTGAGE OBLIGATIONS—9.4%

	Federal Home Loan Mortgage Corp.	
1,847	6.500%—02/15/2023	1,925
3,000	1.000%—05/30/2033	2,993
		4,918
	Federal National Mortgage Association REMIC[3]	
	Series 2001-W1 Cl. AF3	
1,979	5.690%—06/25/2029[2]	1,992
	Federal National Mortgage Association	
	Series 2002-W6 Cl. 1A3	
1,500	4.320%—11/25/2034	1,545
	FHLMC Structured Pass Through Securities	
2,000	2.910%—08/27/2007	2,015
3,000	1.724%—04/15/2008	2,995
		5,010
TOTAL COLLATERALIZED MORTGAGE OBLIGATIONS		
	(Cost $13,436)	13,465

U.S. GOVERNMENT OBLIGATIONS—20.2%

(Cost $28,580)

	U.S. Treasury Notes	
25,825	6.500%—08/15/2005[2]	28,664

OPTIONS—0.1%

(Cost $76)

No. of Contracts		
	Eurodollar Futures	
3,750	Expire 06/2003	88

FIXED INCOME

Harbor Short Duration Fund
PORTFOLIO OF INVESTMENTS—Continued

SHORT-TERM INVESTMENT—3.6%
(Cost $5,115)

Principal Amount (000s)		Value (000s)

REPURCHASE AGREEMENT

	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 1.12% collateralized by a U.S. Treasury Bill 8.125% August 15, 2021, par value of $3,670 (repurchase proceeds of $5,115 when closed on	
$ 5,115	May 1, 2003)	$ 5,115

TOTAL INVESTMENTS—100.9%
(Cost $142,911)   143,342

CASH AND OTHER ASSETS, LESS LIABILITIES—(0.9%) . . . .   (1,328)

TOTAL NET ASSETS—100.0% $142,014

---

1   Floating rate security. The stated rate represents the rate in effect at April 30, 2003.

2   At April 30, 2003, securities held by the Fund were pledged to cover margin requirements for open future contracts, if any. (See Note 2 to the Financial Statements.) The security pledged had an aggregate market value of $72,167.

3   REMICS are CMOs which can hold mortgages secured by any type of real property and issue multiple-class securities backed by those mortgages.

4   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2003, these securities were valued at $739 or 0.5% of net assets.

5   Variable rate security. The stated rate represents the rate in effect at April 30, 2003.

The accompanying notes are an integral part of the financial statements.

FIXED INCOME

Harbor Money Market Fund
MANAGER'S COMMENTARY (Unaudited)

SUBADVISER
Fischer Francis Trees &
   Watts, Inc.
200 Park Avenue
New York, NY 10166



David Marmon
Portfolio Manager

INVESTMENT GOAL
Current income. The fund intends to maintain a stable share price of $1.

INSTITUTIONAL CLASS
Fund #: 015
Cusip: 411511405
Ticker: HARXX
Inception Date: 12-29-1987

RETIREMENT CLASS
Fund #: 215
Cusip: 411511660
Ticker: HRMXX
Inception Date: 11-01-2002

MANAGEMENT'S DISCUSSION OF FUND PERFORMANCE

During the six-month period ended April 30, 2003, short-term interest rates, as measured by 90-day U.S. Treasury bills, fell by approximately 34 basis points, or 0.34 of a percentage point. By the end of the period, annualized yields had declined to just under 1.12%, their lowest level in 45 years. The Harbor Money Market's return for this six-month period was slightly below that of the 90-day Treasury bill.

At its November 6, 2002 Federal Open Market Committee meeting, the Federal Reserve eased the Federal Funds target rate from 1.75% to 1.25%. At the same policy meeting, the bias was changed to balanced from weakness, with the text indicating that the Fed would be ready to use monetary policy again if necessary. The change in bias and a mixed economic picture towards the end of the year increased volatility across the yield curve, particularly in the short end.

At the outset of the six-month period, the Fund's weighted average maturity was shorter than that of the Treasury bill index in anticipation of a turnaround in the economy during the first quarter, which would have increased the possibility of higher rates on the horizon. However, continued uncertainty about the prospects for a quick economic recovery and concerns over the pending war with Iraq made it clear that any tightening by the Fed probably would be on hold for the near future. With this in mind, the average maturity of the portfolio was increased. The longer average maturity, combined with investments in high quality commercial paper and certificates of deposit, contributed to the Fund's performance for the six-month period.

As of April 30, 2003, the Fund remained very conservatively positioned, as it has for some time, with regard to both overall credit exposure and interest rate exposure. The portfolio was invested in only the highest credit quality instruments.

With regard to interest rates, our view has been that, given the amount of excess capacity in important industries, it would take a very substantial run-up in economic growth—well beyond what we would expect—to convince the Federal Reserve to begin a process of raising short-term interest rates. As a result, we don't think short-term rates are going to move much this year and will position the Fund accordingly.

GROWTH OF A $10,000 INVESTMENT
For the period 04-30-1993 through 04-30-2003



TOTAL RETURNS
For the periods ended 04-30-2003

	6 Months	Annualized 1 Year	Annualized 5 Years	Annualized 10 Years	Final Value of a $10,000 Investment
Money Market					
— Institutional Class	0.50%	1.23%	4.05%	4.36%	$15,318
···· Retirement Class*	0.00	0.60	3.71	4.06	$14,884
Comparative Index					
— T-Bills	0.61%	1.46%	3.98%	4.43%	$15,428

Current Yield for Periods Ended 03/31/2003				
Institutional Class	7 Days:	0.82%	30 Days:	0.82%
Retirement Class*	7 Days:	0.00%	30 Days:	0.00%

The graph compares a $10,000 investment in the Fund with the performance of the 90-Day U.S. Treasury Bills. The Fund's performance includes the reinvestment of all dividend and capital gain distributions. Past performance is no guarantee of future results. Actual return and principal value on an investment will fluctuate, and the shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. From time to time, the Fund's adviser has voluntarily waived a portion of its management fee and/or absorbed Fund expenses, which has resulted in higher returns, and without these waivers, the returns may have been lower. The waivers may be discontinued at any time without notice. The current yield more closely reflects the current earnings of the Fund than the total return. An investment in the Fund is not insured or guaranteed by the FDIC or any other government agency. Although the Fund seeks to preserve the value of a shareholder's investment at $1.00 per share, it is possible to lose money by investing in the Fund. The performance of the Retirement Class shares prior to 11-01-2002 is based on the Fund's Institutional Class shares' performance, restated for the higher expense ratio of the Retirement Class. For information on the different share classes and the risks associated with an investment in the Fund, please refer to the current prospectus.

* The April 2003 return and the 7-day and 30-day yields as of 03/31/2003 for the Money Market Retirement Class were 0% because the fund had assets of only $1.00 and did not earn income. The following returns are hypothetical as of 04/30/2003 based on the performance of the Money Market Institutional Class shares, restated for the higher expense ratio of the Retirement Class shares. These returns approximate the return of the Money Market Retirement Class if there were more assets. Unannualized: 6 Months: 0.37%; Total Return: 1 Yr: 0.98%; 5 Yr.: 3.80%; 10 Yr.: 4.11%. As of 03-31-2003: Current Yield 7-day: 0.57%; 30-day: 0.57%.

Harbor Money Market Fund

PORTFOLIO OF INVESTMENTS—April 30, 2003 (Unaudited)

Total Investments (% of net assets)
(Excludes net cash of 0.0%)

Repurchase Agreement	10.3
Bank Obligations	14.9
Commercial Paper	74.8

BANK OBLIGATIONS—14.9%

Principal Amount (000s)		Value (000s)
	Bank of Montreal	
$ 7,000	1.250%—05/27/2003	$ 7,000
	Danske Bank A/S	
6,800	1.235%—07/16/2003	6,800
	Svenska Handelsbanken Ab	
7,000	1.220%—10/09/2003	7,001
TOTAL BANK OBLIGATIONS		
(Cost $20,801)		20,801

COMMERCIAL PAPER—74.8%

Principal Amount (000s)		Value (000s)
	Abbey National plc	
6,000	1.260%—05/06/2003	6,000
	ANZ Inc.	
3,600	1.230%—05/27/2003	3,597
	Barclays Bank plc	
7,000	1.260%—05/21/2003	7,000
	BMW Capital Corp.	
6,000	1.340%—05/01/2003	6,000
	Canadian Imperial Bank	
6,728	1.265%—05/27/2003	6,728
	Chase Manhattan Bank USA	
7,000	1.260%—05/19/2003	7,000
	Citibank	
7,000	1.220%—06/24/2003	7,000

COMMERCIAL PAPER—Continued

Principal Amount (000s)		Value (000s)
	Federal Home Loan Mortgage Corp.	
$10,000	1.120%—05/29/2003	$ 9,991
7,000	1.270%—03/25/2004	6,919
		16,910
	Permanent Financing plc	
3,000	1.290%—06/10/2003	3,000
	Residential Asset Securities Corp.	
302	1.730%—08/25/2003	302
	Royal Bank of Scotland plc	
7,000	1.200%—06/19/2003	7,000
	Societe Generale North America Inc.	
7,000	1.250%—05/12/2003	6,998
	State Street Corp.	
6,500	1.230%—05/22/2003	6,500
	UBS Finance Inc. Yrs 3&4	
6,500	1.360%—05/01/2003	6,500
	Wells Fargo Bank	
7,000	1.250%—05/30/2003	7,000
	WestpacTrust Securities NZ Ltd.	
7,000	1.250%—06/02/2003	6,992
TOTAL COMMERCIAL PAPER		
(Cost $104,527)		104,527

REPURCHASE AGREEMENT 10.3%
(Cost $14,366)

Principal Amount (000s)		Value (000s)
	Repurchase Agreement with State Street Bank & Trust dated April 30, 2003 due May 1, 2003 at 1.12% collateralized by a U.S. Treasury Note 6.75% May 15, 2005, par value of $12,915 (repurchase proceeds of $14,366 when closed on	
14,366	May 1, 2003)	14,366
TOTAL INVESTMENTS—100.0%		
(Cost $139,694)[1]		139,694
CASH AND OTHER ASSETS, LESS LIABILITIES—0.0%		24
TOTAL NET ASSETS—100.0%		$139,718

---

1   The aggregate identified cost on a tax basis is the same.

The accompanying notes are an integral part of the financial statements.

65

FIXED INCOME

Harbor Fixed Income Funds
STATEMENT OF ASSETS AND LIABILITIES—April 30, 2003 (Unaudited)

(All amounts in Thousands, except per share amounts)

	Harbor High-Yield Bond	Harbor Bond	Harbor Short Duration	Harbor Money Market
ASSETS				
Investments, at identified cost*:				
Unaffiliated companies	$30,478	$1,633,195	$142,911	$139,694
Affiliated companies	—	69,893	—	—
Investments, at value:				
Unaffiliated companies	$30,427	$1,661,692	$138,227	$125,328
Affiliated companies	—	69,893	—	—
Repurchase agreements	1,593	10,312	5,115	14,366
Cash	1	2,766	1	1
Foreign currency, at value (cost: $0; $5,381; $0; $0)	—	5,464	—	—
Receivables for:				
Investments sold	—	127,166	604	—
Capital shares sold	33	11,376	1,928	596
Interest	644	10,258	758	124
Swap agreements, at value (cost: $0; $177; $0; $0)	—	704	—	—
Variation margin on futures contracts	—	1,995	—	—
Written options	—	23	—	—
Other assets	—	139	22	28
Total Assets	**32,698**	**1,901,788**	**146,655**	**140,443**
LIABILITIES				
Payables for:				
Investments purchased	1,495	244,367	4,057	—
Capital shares reacquired	—	1,283	539	691
Dividends to shareholders	—	—	—	1
Written options, at value (premiums received $0; $4,188; $0; $0)	—	4,045	—	—
Interest on swap agreements	—	209	—	—
Open forward currency contracts	—	1,049	—	—
Accrued expenses:				
Management fees	4	588	23	17
12b-1 fees	—	—	—	—
Trustees' fees	—	3	—	—
Transfer agent fees	2	56	10	11
Other	43	18	12	5
TBA sale commitments at value (proceeds receivable $0; $58,986; $0; $0)	—	59,242	—	—
Total Liabilities	**1,544**	**310,860**	**4,641**	**725**
NET ASSETS	**$31,154**	**$1,590,928**	**$142,014**	**$139,718**
Net Assets Consist of:				
Paid-in capital	$29,414	$1,521,784	$150,010	$139,718
Undistributed/(overdistributed) net investment income	196	7,466	(130)	—
Accumulated net realized gain/(loss)	2	19,831	(8,297)	—
Unrealized appreciation/(depreciation) of investments and translation of assets and liabilities in foreign currencies	1,542	39,313	431	—
Unrealized appreciation/(depreciation) of futures and forward contracts	—	2,534	—	—
	$31,154	$1,590,928	$142,014	$139,718
NET ASSET VALUE PER SHARE BY CLASS[1]:				
Institutional Class				
Net assets	$30,134	$1,590,797	$141,991	$139,718
Shares of beneficial interest	2,832	132,463	16,450	139,718
Net asset value per share	$ 10.64	$ 12.01	$ 8.63	$ 1.00
Retirement Class				
Net assets	$ 6	$ 131	$ 23	$ —
Shares of beneficial interest	1	11	3	—
Net asset value per share	$ 10.64	$ 12.01	$ 8.63	$ 1.00
Investor Class				
Net assets	$ 1,014	N/A	N/A	N/A
Shares of beneficial interest	95	N/A	N/A	N/A
Net asset value per share	$ 10.64	N/A	N/A	N/A

* Including repurchase agreements and short-term investments.

1 Per share amounts can be recalculated when total net assets and shares of beneficial interest are not rounded to thousands.

The accompanying notes are an integral part of the financial statements.

FIXED INCOME

Harbor Fixed Income Funds
STATEMENT OF OPERATIONS—Six Months Ended April 30, 2003 (Unaudited)

(All amounts in Thousands)

	Harbor High-Yield Bond[1]	Harbor Bond	Harbor Short Duration	Harbor Money Market
Investment Income:				
Interest:				
Unaffiliated companies	$ 706	$32,746	$2,703	$1,018
Affiliated companies	—	57	—	—
Total Investment Income	**706**	**32,803**	**2,703**	**1,018**
Operating Expenses:				
Management fees	76	3,636	236	222
12b-1 fees:				
Retirement Class	—	—	—	—
Investor Class	1	N/A	N/A	N/A
Shareholder communications	27	81	4	19
Custodian fees	20	149	27	21
Transfer agent fees:				
Institutional Class	9	381	60	56
Retirement Class	—	—	—	—
Investor Class	1	N/A	N/A	N/A
Professional fees	10	50	5	5
Trustees' fees and expenses	—	14	1	1
Registration fees	110	42	26	27
Miscellaneous	3	16	6	6
Total operating expenses	257	4,369	365	357
Management fees waived	(25)	(150)	(79)	(88)
Transfer agent fees waived	(1)	—	—	—
Other expenses waived	(109)	—	—	—
Net operating expenses	122	4,219	286	269
Net Investment Income/(Loss)	**584**	**28,584**	**2,417**	**749**
Realized and Unrealized Gain/(Loss) on Investment Transactions:				
Net realized gain/(loss) on:				
Investments	2	11,603	403	—
Foreign currency transactions	—	(3,721)	—	—
Swap agreements	—	(6,563)	—	—
Futures contracts	—	18,166	—	—
Written options	—	1,753	—	—
Change in net unrealized appreciation/(depreciation) of:				
Investments	1,542	34,792	(1,078)	—
Swap agreements	—	4,257	—	—
Futures contracts	—	(4,197)	—	—
Forward currency contracts	—	(864)	—	—
Translation of assets and liabilities in foreign currencies	—	1,120	—	—
Net gain/(loss) on investment transactions	1,544	56,346	(675)	—
Net increase/(decrease) in net assets resulting from operations	**$2,128**	**$84,930**	**$1,742**	**$ 749**

1 For the period December 1, 2002 (inception) to April 30, 2003.

FIXED INCOME

Harbor Fixed Income Funds
STATEMENT OF CHANGES IN NET ASSETS

(All amounts in Thousands)

	Harbor High-Yield Bond December 1, 2002 through April 30, 2003 (Unaudited)
INCREASE/(DECREASE) IN NET ASSETS	
Operations:	
Net investment income/(loss)	$ 584
Net realized gain/(loss) on investments, foreign currency transactions and swap agreements	2
Net unrealized appreciation/(depreciation) of investments	1,542
Net increase/(decrease) in net assets resulting from operations	**2,128**
Distributions to Shareholders:	
Net investment income	
Institutional Class	(385)
Retirement Class[1]	—
Investor Class[1]	(3)
Net realized gain on investments	
Institutional Class	—
Retirement Class[1]	—
Investor Class[1]	—
Total distributions to shareholders	**(388)**
Net Increase/(Decrease) from Capital Share Transactions (Note 5)	**29,414**
Net increase/(decrease) in net assets	31,154
Net assets:	
Beginning of period	—
End of period*	**$31,154**
* Includes undistributed/(over-distributed) net investment income of:	$ 196

1 Commenced operations November 1, 2002.

FIXED INCOME

The accompanying notes are an integral part of the financial statements.

68

	Harbor Bond			Harbor Short Duration			Harbor Money Market	
	November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002		November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002		November 1, 2002 through April 30, 2003	November 1, 2001 through October 31, 2002
	(Unaudited)			(Unaudited)			(Unaudited)	
	$ 28,584	$ 49,691		$ 2,417	$ 4,204		$ 749	$ 2,661
	21,238	53,145		403	414		—	—
	35,108	(33,940)		(1,078)	(547)		—	—
	84,930	68,896		1,742	4,071		749	2,661
	(48,256)	(45,135)		(2,720)	(4,396)		(749)	(2,661)
	(4)	—		—	—		—	—
	N/A	N/A		N/A	N/A		N/A	N/A
	(30,550)	(22,765)		—	—		—	—
	(2)	—		—	—		—	—
	N/A	N/A		N/A	N/A		N/A	N/A
	(78,812)	(67,900)		(2,720)	(4,396)		(749)	(2,661)
	214,879	332,383		(10,082)	27,440		(16,728)	(12,388)
	220,997	333,379		(11,060)	27,115		(16,728)	(12,388)
	1,369,931	1,036,552		153,074	125,959		156,446	168,834
	$1,590,928	$1,369,931		$142,014	$153,074		$139,718	$156,446
	$ 7,466	$ 27,142		$ (130)	$ 173		$ —	$ —

Harbor Fixed Income Funds Financial Highlights

SELECTED DATA FOR A SHARE OUTSTANDING FOR THE PERIODS PRESENTED

Year/Period Ended	Net Asset Value Beginning of Period	Income from Investment Operations: Net Investment Income/(Loss)	Income from Investment Operations: Net Realized and Unrealized Gains/(Losses) on Investments, Futures Contracts, Options, Swap Agreements and Foreign Currency Contracts	Total from Investment Operations	Less Distributions: Dividends from Net Investment Income	Less Distributions: Distributions from Net Realized Capital Gains[3]
HARBOR HIGH-YIELD BOND FUND						
Institutional Class						
April 30, 2003 (Unaudited)[1]	$10.00	$ .22[c]	$ .57	$ .79	$(.15)	$ —
Retirement Class						
April 30, 2003 (Unaudited)[1]	$10.00	$ .10[c]	$ .69	$ .79	$(.15)	$ —
Investor Class						
April 30, 2003 (Unaudited)[1]	$10.00	$ .20[c]	$ .59	$ .79	$(.15)	$ —
HARBOR BOND FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$11.98	$ .23[c]	$ .47	$ .70	$(.41)	$(.26)
October 31, 2002	12.05	.50[c]	.17	.67	(.47)	(.27)
October 31, 2001	11.00	.56[c]	1.08	1.64	(.52)	(.07)
October 31, 2000	10.85	.57[c]	.15	.72	(.57)	—
October 31, 1999	11.82	.58[c]	(.49)	.09	(.55)	(.51)
October 31, 1998	11.57	.61[c]	.53	1.14	(.66)	(.23)
Retirement Class						
April 30, 2003 (Unaudited)[2]	$11.98	$ .19[c]	$ .50	$ .69	$(.40)	$(.26)
HARBOR SHORT DURATION FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 8.69	$ .13[c]	$(.04)	$ .09	$(.15)	$ —
October 31, 2002	8.69	.30[c]	.01	.31	(.31)	—
October 31, 2001	8.51	.45[c]	.19	.64	(.46)	—
October 31, 2000	8.56	.55[c]	(.04)	.51	(.56)	—
October 31, 1999	8.69	.46[c]	(.15)	.31	(.44)	—
October 31, 1998	8.66	.48[c]	.09	.57	(.54)	—
Retirement Class						
April 30, 2003 (Unaudited)[2]	$ 8.69	$ .13[c]	$(.04)	$ .09	$(.15)	$ —
HARBOR MONEY MARKET FUND						
Institutional Class						
April 30, 2003 (Unaudited)	$ 1.00	$ —	$ —	$ —	$ —	$ —
October 31, 2002	1.00	.02[c]	—	.02	(.02)	—
October 31, 2001	1.00	.05[c]	—	.05	(.05)	—
October 31, 2000	1.00	.06[c]	—	.06	(.06)	—
October 31, 1999	1.00	.05[c]	—	.05	(.05)	—
October 31, 1998	1.00	.05[c]	—	.05	(.05)	—
Retirement Class						
April 30, 2003 (Unaudited)[2]	$ 1.00	$ —	$ —	$ —	$ —	$ —

1 For the period December 1, 2002 (inception) through April 30, 2003.

2 Commenced operations November 1, 2002.

3 Includes both short-term and long-term capital gains.

4 Percentage does not reflect reduction for credit balance arrangements (See Note 4 to financial statements).

a Annualized.

b Unannualized.

c Reflects the Adviser's waiver of a portion of its management fees and other operating expenses.

d The total returns would have been lower had certain expenses not been waived during the periods shown.

The accompanying notes are an integral part of the financial statements.

Total Distributions	Net Asset Value End of Period	Total Return	Net Assets End of Period (000s)	Ratio of Operating Expenses to Average Net Assets (%)[4]	Ratio of Operating Expenses Not Imposed to Average Net Assets (%)	Ratio of Operating Expenses Net of All Offsets to Average Net Assets (%)	Ratio of Net Investment Income to Average Net Assets (%)	Portfolio Turnover (%)
$ (.15)	$10.64	7.93%[b,d]	$ 30,134	1.12%[a,c]	1.24%[a]	1.12%[a,c]	5.36%[a,c]	29%[b]
$ (.15)	$10.64	7.93%[b,d]	$ 6	1.37%[a,c]	1.24%[a]	1.37%[a,c]	6.68%[a,c]	29%[b]
$ (.15)	$10.64	7.89%[b,d]	$ 1,014	1.40%[a,c]	1.39%[a]	1.40%[a,c]	6.49%[a,c]	29%[b]
$ (.67)	$12.01	6.02%[b,d]	$1,590,797	.58%[a,c]	.02%[a]	.58%[a,c]	3.93%[a,c]	118%[b]
(.74)	11.98	5.87[d]	1,369,931	.58[c]	.08	.58[c]	4.37[c]	293
(.59)	12.05	15.35[d]	1,036,552	.56[c]	.22	.56[c]	5.50[c]	531
(.57)	11.00	6.95[d]	717,255	.60[c]	.21	.60[c]	6.16[c]	494
(1.06)	10.85	.85[d]	627,180	.61[c]	.21	.60[c]	5.35[c]	271
(.89)	11.82	10.33[d]	473,021	.65[c]	.22	.65[c]	5.41[c]	278
$ (.66)	$12.01	5.95%[b,d]	$ 131	.83%[c]	.02%[a]	.83%[a,c]	3.52%[a,c]	118%[b]
$ (.15)	$ 8.63	1.02%[b,d]	$ 141,991	.37%[a,c]	.10%[a]	.37%[a,c]	3.08%[a,c]	127%[b]
(.31)	8.69	3.67[d]	153,074	.31[c]	.13	.31[c]	3.44[c]	154
(.46)	8.69	7.73[d]	125,959	.28[c]	.20	.27[c]	5.35[c]	246
(.56)	8.51	6.21[d]	125,032	.29[c]	.20	.28[c]	6.00[c]	478
(.44)	8.56	3.68[d]	251,442	.28[c]	.20	.28[c]	5.36[c]	578
(.54)	8.69	6.81[d]	217,244	.36[c]	.20	.36[c]	5.51[c]	727
$ (.15)	$ 8.63	1.01%[b,d]	$ 23	.62%[a,c]	.10%[a]	.62%[a,c]	2.86%[a,c]	127%[b]
$ —	$ 1.00	.50%[b,d]	$ 139,718	.36%[a,c]	.12%[a]	.36%[a,c]	1.01%[a,c]	N/A
(.02)	1.00	1.59[d]	156,446	.36[c]	.12	.36[c]	1.58[c]	N/A
(.05)	1.00	4.83[d]	168,834	.38[c]	.12	.38[c]	4.60[c]	N/A
(.06)	1.00	5.99[d]	105,893	.48[c]	.12	.47[c]	5.88[c]	N/A
(.05)	1.00	4.82[d]	97,265	.46[c]	.12	.46[c]	4.73[c]	N/A
(.05)	1.00	5.20[d]	100,276	.57[c]	.12	.57[c]	5.08[c]	N/A
$ —	$ 1.00	—%	$ —	.61%[a,c]	.12%[a]	.61%[a,c]	—%	N/A

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—April 30, 2003 (Unaudited)

(Currency in Thousands)

NOTE 1—ORGANIZATIONAL MATTERS

Harbor Fund (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended investment company, consisting of six domestic equity series: Harbor Capital Appreciation Fund, Harbor Mid Cap Growth Fund, Harbor Small Cap Growth Fund, Harbor Large Cap Value Fund, Harbor Mid Cap Value Fund and Harbor Small Cap Value Fund; three international equity series: Harbor International Fund, Harbor International Growth Fund and Harbor Global Equity Fund; and four fixed income series: Harbor High-Yield Bond Fund, Harbor Bond Fund, Harbor Short Duration Fund and Harbor Money Market Fund (individually or collectively referred to as a "Fund" or the "Funds").

The Trust may offer up to three classes of shares, designated as Institutional Class, Retirement Class, and Investor Class. The shares of each class represent an interest in the same portfolio of investments of the respective Fund and have equal rights to voting, redemptions, dividends, and liquidations, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class that bears distribution and service expenses under terms of a distribution plan have exclusive voting rights as to that distribution plan.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Trust in the preparation of its financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.

Security Valuation

Equity securities are valued at the last sale price on a national exchange or the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or, in the case of unlisted securities or listed securities for which there were no sales on the valuation day, the mean between the closing bid and asked price. Securities listed or traded on foreign exchanges are valued at the last sale price on a national exchange on the valuation day, or if no sale occurs, at the official bid price as determined as of the close of the primary exchange.

Except for Harbor Money Market Fund, debt securities, other than short-term securities with a remaining maturity of less than sixty days, are valued at prices furnished by a pricing service, or as otherwise described below, selected by Harbor Capital Advisors, Inc. (the "Adviser"), which determines valuation for normal institutional-size trading units of such securities using market information, transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term securities with a remaining maturity of less than sixty days are stated at amortized cost which approximates value.

Securities, for which there are no such prices or for which prices are deemed by the Adviser or Subadviser not to be representative of market values, are valued at their fair value as determined in good faith under consistently applied procedures established by and under the supervision of the Board of Trustees. The actual calculation of fair market value may be done by others including the Adviser and Subadviser.

Securities of the Harbor Money Market Fund are valued utilizing the amortized cost method as set forth in Rule 2a-7 under the Investment Company Act of 1940, as amended, and the Fund's Rule 2a-7 procedures.

Class Allocations

Income, common expenses and realized and unrealized gains/(losses) are determined at the Fund level and allocated daily to each class of shares based on the appropriate net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

Futures Contracts

To seek to increase total return or hedge against changes in interest rates, securities prices or currency exchange rates, each Fund (except Harbor Money Market Fund), may purchase and sell various kinds of futures contracts, and purchase and write call and put options on these futures contracts. Harbor Large Cap Value Fund and Harbor High-Yield Bond Fund are not authorized to enter into currency futures contracts and options on such contracts. Harbor International Growth Fund and Harbor International Fund are not authorized to enter into futures contracts on currencies or engage in options transactions with respect to futures contracts for speculative purposes. Futures contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

investments. Losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market for the contracts or if the counterparties do not perform under the contracts' terms. The maximum potential loss on a long futures contract is the U.S. dollar value of the notional amount at the time the contract is opened. The potential loss on a short futures contract is unlimited. Open futures contracts are valued based on the last sale price on the exchange on which such futures are principally traded. See Portfolio of Investments for open futures contracts held as of April 30, 2003.

A futures contract is an agreement between two parties to buy and sell a security at a set price on a future date. Upon entering into such a contract, a Fund is required to pledge to the broker an amount of cash, U.S. government securities or other liquid securities equal to the minimum "initial margin" requirements of the exchange. Pursuant to the contract, the Fund agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as "variation margin," and are recorded by the Fund as unrealized gains or losses. When the contract is closed or expired, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Options

Consistent with its investment policies, each Fund (excluding the Harbor Money Market Fund) may use option contracts to manage its exposure to the stock and bond markets and to fluctuations in interest rates and currency values. Harbor Large Cap Value Fund and Harbor High-Yield Bond Fund are not authorized to engage in options transactions on currency. Harbor International Fund and Harbor International Growth Fund are not authorized to engage in options transactions on currencies for speculative purposes. Harbor Bond Fund and Harbor Short Duration Fund may use options on currencies for cross-hedging purposes. Option contracts tend to increase or decrease the Fund's exposure to the underlying instrument or hedge other fund investments.

When a Fund purchases an option, the premium paid by the Fund is included in the Fund's Statement of Assets and Liabilities as an investment and subsequently "marked-to-market" to reflect the option's current market value. Purchased options are valued at the last sale price on the market on which they are principally traded. If the purchased option expires, the Fund realizes a loss in the amount of the premium. If the Fund enters into a closing sale transaction, it realizes a gain or loss, depending on whether the proceeds from the sale are greater or less than the cost of the option. If the Fund exercises a call option, the cost of the securities acquired by exercising the call is increased by the premium paid to buy the call. If the Fund exercises a put option, it realizes a gain or loss from the sale of the underlying security and the proceeds from such sale are decreased by the premium originally paid. The risk associated with purchasing options is limited to the premium originally paid.

When a Fund writes an option, the premium received by the Fund is presented in the Fund's Statement of Assets and Liabilities as an asset and an equivalent liability. The amount of the liability is subsequently "marked-to-market" to reflect the current market value of the option written. Written options are valued at the last sale price or, in the absence of a sale, the last offering price on the market on which they are principally traded. If an option expires on its stipulated expiration date, or if the Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was written) without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. If a written call option is exercised, the Fund realizes a gain or loss from the sale of the underlying security and the proceeds of the sale are increased by the premium originally received. If a written put option is exercised, the amount of the premium originally received reduces the cost of the security which the Fund purchases upon exercise of the option.

The risk in writing a call option is that the Fund relinquishes the opportunity to profit if the market price of the underlying security increases and the option is exercised. In writing a put option, the Fund assumes the risk of incurring a loss if the market price of the underlying security decreases and the option is exercised. In addition, there is a risk the Fund may not be able to enter into a closing transaction because of an illiquid secondary market, or if the counterparties do not perform under the contracts' terms. See Note 3 for all outstanding written options as of April 30, 2003.

Swap Agreements

To the extent permitted under their respective investment policies, Harbor Capital Appreciation Fund, Harbor Bond Fund and Harbor Short Duration Fund may invest in swap agreements which involve the exchange of cash payments based on the specified terms and conditions of such agreements. A swap is an agreement to exchange the return generated by one investment for the return generated by another instrument. The value of each swap is determined by the counterparty to the swap agreement using a methodology which discounts the expected future cash receipts or disbursements related to the swap. The Fund may also enter into interest rate swap

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

agreements which involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, (e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal). Interest rate swaps are "marked-to-market" daily. Net market value is reported as an asset or a liability in the Statement of Assets and Liabilities. The cash paid or received on a swap is recognized as income or expense when such a payment is paid or received.

Entering into swap agreements involves, to varying degrees, elements of credit risk, market risk, and interest rate risk in excess of the amount recognized in the Statement of Assets and Liabilities. Such risks involve the possibility that there is not a liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform and that there may be unfavorable changes in market conditions or interest rates.

TBA/When-Issued Purchase Commitments

Harbor Bond Fund may enter into TBA (to be announced) and when-issued purchase commitments to purchase securities for a fixed unit price at a future date beyond customary settlement time. Although the unit price for a TBA has been established, the principal value has not been finalized. However, the amount of the commitment will not fluctuate more than 2.0% from the principal amount. The price of a when-issued security and the date when the security will be delivered and paid for are fixed at the time the transaction is negotiated.

The Fund holds, and maintains until the settlement date, cash or liquid securities in an amount sufficient to meet the purchase price. TBA and when-issued purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of the Fund's other assets. Risks may also arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts. Unsettled TBA and when-issued purchase commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above.

Although the Fund will generally enter into TBA and when-issued purchase commitments with the intention of acquiring securities for its portfolio, a Fund may dispose of a commitment prior to settlement if the Fund's Subadviser deems it appropriate to do so.

TBA Sale Commitments

Harbor Bond Fund may enter into TBA sale commitments to hedge portfolio positions or to sell mortgage-backed securities owned under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date.

Unsettled TBA sale commitments are valued at the current market value of the underlying securities, generally according to the procedures described under "Security Valuation" above. The contract is "marked-to-market" daily and the change in market value is recorded by the Fund as an unrealized gain or loss. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the Fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If the Fund delivers securities under the commitment, the Fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date on which the commitment was entered.

Short Sales

Each Fund, except Harbor International Fund, Harbor International Growth Fund and Harbor Money Market Fund, may engage in short-selling which obligates the Fund to replace the security borrowed by purchasing it at the market price at the time of replacement. Until the security is replaced, the Fund is required to pay to the lender any accrued interest or dividends and may be required to pay a premium. The Fund would realize a gain if the security declines in price between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would incur a loss as a result of the short sale if the price of the security increases between those dates. Until the Fund replaces the borrowed security, it will maintain a segregated account of cash or liquid securities with its custodian sufficient to cover its short position. Short sales involve the risk of an unlimited increase in the market price of a security.

Foreign Forward Currency Contracts

Consistent with its investment policies, each Fund, except Harbor High-Yield Bond Fund and Harbor Money Market Fund, may enter into foreign forward currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. A foreign forward currency contract is an agreement between two parties to buy and sell currencies at a set price on a future date. The U.S. dollar value of the contracts is determined using forward currency exchange rates supplied by a pricing service.

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

The contract is "marked-to-market" daily and the change in market value is recorded as an unrealized gain or loss. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value on the open and close date. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract's terms. The maximum potential loss from such contracts is the aggregate face value in U.S. dollars at the time the contract was opened; however, management of the Fund believes the likelihood of such loss is remote.

Foreign Currency Translations

The accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars based on the current exchange rates at period end. Purchases and sales of securities are translated into U.S. dollars at the current exchange rate on the respective dates of the transaction. Income and withholding taxes are translated at the prevailing exchange rate when accrued or incurred.

Reported net realized gains and losses on foreign currency transactions represent net gains and losses from sales and maturities of foreign forward currency contracts, disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income accrued and tax reclaims receivable and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not isolated in the Statement of Operations from the effects of changes in market prices of these securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Repurchase Agreements

Each Fund may enter into repurchase agreements with certain banks and broker dealers whereby the Fund acquires a security for cash and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The Trust's custodian takes possession through the federal book-entry system of securities collateralizing repurchase agreements. The value of the underlying assets at the time of purchase is required to be at least equal to the repurchase price to protect the Fund in the event of default by the seller.

Securities Transactions

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains or losses on security transactions are determined on the basis of identified cost for both federal income tax and financial reporting purposes.

Investment Income

Dividends declared are accrued on the ex-dividend date. For Harbor International Growth Fund, Harbor Global Equity Fund and Harbor International Fund, certain dividends are recorded after the ex-dividend date, but as soon as the Fund is notified of such dividends. Interest income is accrued daily as earned. Discounts and premiums on fixed income securities purchased are amortized over the life of the respective securities using the effective yield method.

Distribution to Shareholders

Distributions are recorded on the ex-dividend date.

Expenses

Expenses incurred by the Trust with respect to any two or more Funds are allocated in proportion to the net assets or the number of shareholders of each Fund, except where allocations of direct expense to each Fund can be otherwise fairly made.

Federal Taxes

Each Fund is treated as a separate entity for federal tax purposes. Each Fund's policy is to meet the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income within the prescribed time. It is also the intention of each Fund to distribute an amount sufficient to avoid imposition of any excise tax

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES—Continued

under Section 4982 of the Internal Revenue Code. Therefore, no provision has been made for federal taxes on income, capital gains or unrealized appreciation of securities held or excise tax on income and capital gains.

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS

Purchases and sales of investments, other than short-term securities, for each Fund for the period ended April 30, 2003 were as follows:

	Purchases		Sales	
	U.S. Government	Other	U.S. Government	Other
HARBOR DOMESTIC EQUITY FUNDS				
Harbor Capital Appreciation Fund	$ —	$1,530,363	$ —	$1,511,686
Harbor Mid Cap Growth Fund	—	5,695	—	5,030
Harbor Small Cap Growth Fund	—	227,647	—	56,229
Harbor Large Cap Value Fund	1,099	21,601	650	11,891
Harbor Mid Cap Value Fund	—	2,371	—	1,652
Harbor Small Cap Value Fund	—	30,536	—	1,600
HARBOR INTERNATIONAL EQUITY FUNDS				
Harbor International Fund	—	560,355	—	148,096
Harbor International Growth Fund	—	254,672	—	275,127
Harbor Global Equity Fund	—	2,057	35	2,007
HARBOR FIXED INCOME FUNDS				
Harbor High-Yield Bond Fund	—	36,170	—	7,276
Harbor Bond Fund	1,186,469	241,742	1,228,558	311,333
Harbor Short Duration Fund	117,087	108,173	130,234	65,265

The Funds may be subject to taxes imposed by countries in which it invests. Such taxes are generally based on income and/or capital gains earned or repatriated. Taxes are accrued and applied to net investment income, net realized gains and unrealized appreciation as such income and/or gains are earned.

Redemption In-Kind Transactions

For the six-month period ended April 30, 2003, Harbor Capital Appreciation Fund realized gains of $13,288 from in-kind redemptions of Fund shares.

Written Options

Transactions in written options for the six-month period ended April 30, 2003 are summarized as follows:

	Options Written	
	Securities	
	Number of Contracts	Aggregate Face Value
Harbor Capital Appreciation Fund		
Options outstanding at beginning of year	3,743	$ 374
Options opened	—	—
Options closed/expired	(3,743)	(374)
Open at 04/30/2003	—	$ —

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 3—INVESTMENT PORTFOLIO TRANSACTIONS—Continued

	Options Written Eurodollar Futures		Options Written U.S. Treasury Futures		Options Written Swap Options—U.S.	
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value
Harbor Bond Fund						
Options outstanding at beginning of year	1,476	E$18,255	1,363	$ 1,363	53,200,000	$ 53,200
Options opened	429	1,073	2,527	2,527	122,500,000	122,500
Options closed/expired	(799)	(1,998)	(2,674)	(2,674)	(46,800,000)	(46,800)
Open at 04/30/2003	1,106	E$17,330	1,216	$ 1,216	128,900,000	$128,900

E$ Eurodollar.

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Investment Adviser

Harbor Capital Advisors, Inc. ("Harbor Capital"), is an indirect wholly-owned subsidiary of Robeco Groep, N.V. Cooperatieve Centrale Raiffeisen-Boevenleenbank B.A. ("Rabobank Nederland") owns 100% of the shares of Robeco. Harbor Capital is the Trust's investment adviser and is also responsible for administrative and other services. Separate advisory agreements for each Fund were in effect during the six-month period ended April 30, 2003. The agreements provide for fees based on an annual percentage rate of average daily net assets as follows:

	Contractual Rate	% Waived	Actual Rate
HARBOR DOMESTIC EQUITY FUNDS			
Harbor Capital Appreciation Fund	0.60%	—%	0.60%
Harbor Mid Cap Growth Fund	0.75	0.20	0.55
Harbor Small Cap Growth Fund	0.75	—	0.75
Harbor Large Cap Value Fund	0.60	—	0.60
Harbor Mid Cap Value Fund	0.75	0.20	0.55
Harbor Small Cap Value Fund	0.75	0.20	0.55
HARBOR INTERNATIONAL EQUITY FUNDS			
Harbor International Fund	0.75%	—%	0.75%
Harbor International Growth Fund	0.75	—	0.75
Harbor Global Equity Fund	0.75	0.20	0.55
HARBOR FIXED INCOME FUNDS			
Harbor High-Yield Bond Fund	0.70%	0.15%	0.55%
Harbor Bond Fund	0.50	0.02	0.48
Harbor Short Duration Fund	0.30	0.10	0.20
Harbor Money Market Fund	0.30	0.12	0.18

Harbor Capital has from time to time voluntarily agreed not to impose a portion of its management fees and to bear a portion of the expenses incurred in the operation of certain Funds in order to limit Fund expenses. Such waivers are reflected on the accompanying Statements of Operations for the respective Funds.

The Trust reimburses Harbor Capital for certain legal expenses incurred by Harbor Capital with respect to the Trust. Such amounts aggregated $26 for the six-month period ended April 30, 2003.

Distributor

HCA Securities, Inc. ("HCA Securities"), a wholly-owned subsidiary of Harbor Capital, is the distributor for Harbor Fund shares. Effective November 1, 2002, the Trust has adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act with respect to each Funds' Retirement Class shares and Investor Class shares (collectively the "12b-1 Plans"). Each Fund, pursuant to the 12b-1 Plans, pays HCA Securities compensation at the annual rate of up to 0.25% of the average daily net assets of Retirement Class shares and of the Investor Class shares. The 12b-1 Plans compensate HCA Securities for the purpose of financing any activity which is primarily intended to result in the sale of Retirement and Investor Class shares of the Funds. Such activities include, but are not limited to: printing of prospectuses and statements of additional information and reports for (other than existing shareholders) prospective shareholders; overhead; preparation and distribution of advertising material and sales literature; expenses of organizing and conducting sales seminars;

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 4—FEES AND OTHER TRANSACTIONS WITH AFFILIATES—Continued

supplemental payments to dealers or other institutions such as asset-based sales charges or as payments of service fees under shareholder service arrangements; and costs of administering each 12b-1 Plan.

Amounts payable by a Fund under the 12b-1 Plans need not be directly related to the expenses actually incurred by HCA Securities on behalf of each Fund. The 12b-1 Plans do not obligate the Funds to reimburse HCA Securities for the actual expenses HCA Securities may incur in fulfilling its obligations under the 12b-1 Plans. Thus, even if HCA Securities' actual expenses exceed the fee payable to HCA Securities at any given time, the Funds will not be obligated to pay more than that fee. If HCA Securities' expenses are less than the fee it receives, HCA Securities will retain the full amount of the fee.

The fees allocated to each Fund's respective class are shown on the accompanying Statement of Operations.

Shareholders

On April 30, 2003, Harbor Capital, HCA Securities and Harbor Transfer, Inc. held the following shares of beneficial interest in the Funds:

	Harbor Capital, HCA Securities and Harbor Transfer
HARBOR DOMESTIC EQUITY FUNDS	
Harbor Capital Appreciation Fund	4,871
Harbor Mid Cap Growth Fund	307,500
Harbor Small Cap Growth Fund	5,789
Harbor Large Cap Value Fund	13,372
Harbor Mid Cap Value Fund	200,002
Harbor Small Cap Value Fund	161,298
HARBOR INTERNATIONAL EQUITY FUNDS	
Harbor International Fund	91,137
Harbor International Growth Fund	5,885
Harbor Global Equity Fund	507,024
HARBOR FIXED INCOME FUNDS	
Harbor High-Yield Bond Fund	3
Harbor Bond Fund	19,256
Harbor Short Duration Fund	11,489
Harbor Money Market Fund	29,711,004

Transfer Agent

Harbor Transfer, Inc., a wholly-owned subsidiary of Harbor Capital, is the shareholder servicing agent for the Funds. Fees incurred for these transfer agent services are shown on each Fund's Statement of Operations.

"Non-Interested" Trustees

The fees and expenses of the non-interested Trustees allocated to each Fund are shown on each Fund's Statement of Operations.

Custodian

Payments to the custodian may be reduced by credit balance arrangements applied to each portfolio. There were no reductions for the six-month period ended April 30, 2003. If the Funds had not entered into such arrangements, the Funds could have invested a portion of the assets utilized in connection with credit balance arrangements, if any, in an income-producing asset.

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 5—CAPITAL SHARE TRANSACTIONS

Transactions in shares (000s) and dollars (000s) were as follows:

	Institutional Class Shares		Retirement Class Shares[1]	Investor Class Shares[1]
	Six Months Ended April 30, 2003	Year Ended October 31, 2002	Six Months Ended April 30, 2003	Six Months Ended April 30, 2003
HARBOR CAPITAL APPRECIATION FUND (shares)				
Shares sold	37,856	83,590	2	426
Shares issued in reinvestment of distributions	400	284	—	—
Shares reacquired	(38,099)	(71,575)	(1)	(92)
Net increase/(decrease) in shares outstanding	157	12,299	1	334
HARBOR CAPITAL APPRECIATION FUND ($)				
Shares sold	$ 779,148	$ 2,158,700	$ 33	$ 8,842
Shares issued in reinvestment of distributions	8,078	8,354	—	5
Shares reacquired	(780,513)	(1,806,165)	(15)	(1,860)
Net increase/(decrease) in net assets	$ 6,713	$ 360,889	$ 18	$ 6,987
HARBOR MID CAP GROWTH FUND (shares)				
Shares sold	1,916	1,478	—	38
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(1,751)	(1,036)	—	(23)
Net increase/(decrease) in shares outstanding	165	442	—	15
HARBOR MID CAP GROWTH FUND ($)				
Shares sold	$ 8,166	$ 8,019	$ —	$ 168
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(7,424)	(5,320)	—	(97)
Net increase/(decrease) in net assets	$ 742	$ 2,699	$ —	$ 71
HARBOR SMALL CAP GROWTH FUND (shares)				
Shares sold	15,470	12,068	—	1,029
Shares issued in merger	7,597	—	—	—
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(3,264)	(1,829)	—	(9)
Net increase/(decrease) in shares outstanding	19,803	10,239	—	1,020
HARBOR SMALL CAP GROWTH FUND ($)				
Shares sold	$ 221,282	$ 115,859	$ —	$ 8,734
Shares issued in merger	65,746	—	—	—
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(28,710)	(16,956)	—	(81)
Net increase/(decrease) in net assets	$ 258,318	$ 98,903	$ —	$ 8,653
HARBOR LARGE CAP VALUE FUND (shares)				
Shares sold	2,945	5,846	—	39
Shares issued in reinvestment of distributions	82	40	—	—
Shares reacquired	(1,565)	(3,458)	—	(17)
Net increase/(decrease) in shares outstanding	1,462	2,428	—	22
HARBOR LARGE CAP VALUE FUND ($)				
Shares sold	$ 33,592	$ 80,102	$ —	$ 442
Shares issued in reinvestment of distributions	922	548	—	—
Shares reacquired	(17,813)	(45,079)	—	(192)
Net increase/(decrease) in net assets	$ 16,701	$ 35,571	$ —	$ 250

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 5—CAPITAL SHARE TRANSACTIONS—Continued

	Institutional Class Shares		Retirement Class Shares[1]	Investor Class Shares[1]
	Six Months Ended April 30, 2003	Year Ended October 31, 2002	Six Months Ended April 30, 2003	Six Months Ended April 30, 2003
HARBOR MID CAP VALUE FUND[2] (shares)				
Shares sold	233	678	—	8
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(119)	(94)	—	(7)
Net increase/(decrease) in shares outstanding	114	584	—	1
HARBOR MID CAP VALUE FUND[2] ($)				
Shares sold	$ 1,965	$ 6,513	$ —	$ 67
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(1,005)	(838)	—	(58)
Net increase/(decrease) in net assets	$ 960	$ 5,675	$ —	$ 9
HARBOR SMALL CAP VALUE FUND[3] (shares)				
Shares sold	3,154	1,788	—	29
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(273)	(295)	—	(6)
Net increase/(decrease) in shares outstanding	2,881	1,493	—	23
HARBOR SMALL CAP VALUE FUND[3] ($)				
Shares sold	$ 31,618	$ 18,231	$ —	$ 292
Shares issued in reinvestment of distributions	—	—	—	—
Shares reacquired	(2,704)	(2,936)	—	(60)
Net increase/(decrease) in net assets	$ 28,914	$ 15,295	$ —	$ 232
HARBOR INTERNATIONAL FUND (shares)				
Shares sold	32,399	38,662	125	751
Shares issued in merger	1,703	—	—	—
Shares issued in reinvestment of distributions	4,070	4,394	—	2
Shares reacquired	(22,348)	(36,007)	(6)	(45)
Net increase/(decrease) in shares outstanding	15,824	7,049	119	708
HARBOR INTERNATIONAL FUND ($)				
Shares sold	$ 879,972	$ 1,122,416	$3,203	$19,573
Shares issued in merger	45,449	—	—	—
Shares issued in reinvestment of distributions	108,598	128,895	2	38
Shares reacquired	(589,405)	(1,048,409)	(158)	(1,174)
Net increase/(decrease) in net assets	$ 444,614	$ 202,902	$3,047	$18,437
HARBOR INTERNATIONAL GROWTH FUND (shares)				
Shares sold	19,179	29,302	—	32
Shares issued in reinvestment of distributions	154	7	—	—
Shares reacquired	(21,736)	(43,118)	—	(13)
Net increase/(decrease) in shares outstanding	(2,403)	(13,809)	—	19
HARBOR INTERNATIONAL GROWTH FUND ($)				
Shares sold	$ 122,785	$ 231,836	$ —	$ 207
Shares issued in reinvestment of distributions	1,015	61	—	—
Shares reacquired	(141,072)	(341,376)	—	(90)
Net increase/(decrease) in net assets	$ (17,272)	$ (109,479)	$ —	$ 117

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 5—CAPITAL SHARE TRANSACTIONS—Continued

	Institutional Class Shares		Retirement Class Shares[1]	Investor Class Shares[1]
	Six Months Ended April 30, 2003	Year Ended October 31, 2002	Six Months Ended April 30, 2003	Six Months Ended April 30, 2003
HARBOR GLOBAL EQUITY FUND (shares)				
Shares sold	314	226	—	—
Shares issued in reinvestment of distributions	1	1	—	—
Shares reacquired	(252)	(529)	—	—
Net increase/(decrease) in shares outstanding	63	(302)	—	—
HARBOR GLOBAL EQUITY FUND ($)				
Shares sold	$ 1,894	$ 1,642	$ —	$ —
Shares issued in reinvestment of distributions	5	6	—	—
Shares reacquired	(1,502)	(3,630)	—	—
Net increase/(decrease) in net assets	$ 397	$ (1,982)	$ —	$ —
HARBOR HIGH-YIELD BOND FUND[4] (shares)				
Shares sold	2,795		1	105
Shares issued in reinvestment of distributions	37	Not	—	—
Shares reacquired	—	Applicable	—	(10)
Net increase/(decrease) in shares outstanding	2,832		1	95
HARBOR HIGH-YIELD BOND FUND[4] ($)				
Shares sold	$ 28,051		$ 6	$ 1,077
Shares issued in reinvestment of distributions	385	Not	—	3
Shares reacquired	(5)	Applicable	—	(103)
Net increase/(decrease) in net assets	$ 28,431		$ 6	$ 977
HARBOR BOND FUND (shares)				
Shares sold	45,432	61,841	10	
Shares issued in reinvestment of distributions	6,099	5,326	1	Not
Shares reacquired	(33,393)	(38,850)	—	Applicable
Net increase/(decrease) in shares outstanding	18,138	28,317	11	
HARBOR BOND FUND ($)				
Shares sold	$ 541,232	$ 727,422	$ 126	
Shares issued in reinvestment of distributions	71,541	61,270	6	Not
Shares reacquired	(398,026)	(456,309)	—	Applicable
Net increase/(decrease) in net assets	$ 214,747	$ 332,383	$ 132	
HARBOR SHORT DURATION FUND (shares)				
Shares sold	14,355	25,410	3	
Shares issued in reinvestment of distributions	304	500	—	Not
Shares reacquired	(15,833)	(22,777)	—	Applicable
Net increase/(decrease) in shares outstanding	(1,174)	3,133	3	
HARBOR SHORT DURATION FUND ($)				
Shares sold	$ 124,518	$ 220,189	$ 23	
Shares issued in reinvestment of distributions	2,630	4,325	—	Not
Shares reacquired	(137,253)	(197,074)	—	Applicable
Net increase/(decrease) in net assets	$ (10,105)	$ 27,440	$ 23	
HARBOR MONEY MARKET FUND (shares)				
Shares sold	87,839	186,705	—	
Shares issued in reinvestment of distributions	742	2,639	—	Not
Shares reacquired	(105,309)	(201,732)	—	Applicable
Net increase/(decrease) in shares outstanding	(16,728)	(12,388)	—	

Harbor Fund
NOTES TO FINANCIAL STATEMENTS—Continued

(Currency in Thousands)

NOTE 5—CAPITAL SHARE TRANSACTIONS—Continued

	Institutional Class Shares		Retirement Class Shares[1]	Investor Class Shares[1]
	Six Months Ended April 30, 2003	Year Ended October 31, 2002	Six Months Ended April 30, 2003	Six Months Ended April 30, 2003
HARBOR MONEY MARKET FUND ($)				
Shares sold...	$ 87,839	$ 186,705	$ —	
Shares issued in reinvestment of distributions	742	2,639	—	Not
Shares reacquired	(105,309)	(201,732)	—	Applicable
Net increase/(decrease) in net assets	$ (16,728)	$ (12,388)	$ —	

1   Commenced operations on November 1, 2002.

2   Commenced operation on March 1, 2002.

3   Commenced operations on December 14, 2001.

4   Commenced operations on December 1, 2002.

NOTE 6—TAX INFORMATION

The identified cost for federal income tax purposes of investments owned by each Fund (including earned discount on corporate short-term notes and commercial paper) and their respective gross unrealized appreciation and depreciation at April 30, 2003 were as follows:

	Identified Cost	Gross Unrealized Appreciation	Gross Unrealized (Depreciation)	Net Unrealized Appreciation/ (Depreciation)
HARBOR DOMESTIC EQUITY FUNDS				
Harbor Capital Appreciation Fund	$5,002,585	$ 388,633	$(260,659)	$127,974
Harbor Mid Cap Growth Fund	10,646	1,194	(972)	222
Harbor Small Cap Growth Fund	279,424	28,128	(6,750)	21,378
Harbor Large Cap Value Fund	166,068	9,261	(10,779)	(1,518)
Harbor Mid Cap Value Fund	5,779	335	(284)	51
Harbor Small Cap Value Fund	47,073	2,687	(1,094)	1,593
HARBOR INTERNATIONAL EQUITY FUNDS				
Harbor International Fund	$3,247,590	$1,009,049	$(312,032)	$697,017
Harbor International Growth Fund	216,790	15,211	(2,671)	12,540
Harbor Global Equity Fund	4,146	263	(206)	57
HARBOR FIXED INCOME FUNDS				
Harbor High-Yield Bond Fund	$ 30,478	$ 1,546	$ (4)	$ 1,542
Harbor Bond Fund	1,703,088	44,183	(5,374)	38,809
Harbor Short Duration Fund	142,911	663	(232)	431

NOTE 7—SUBSEQUENT EVENT

The Board of Trustees of Harbor Fund has decided to close Harbor Small Cap Growth Fund (the "Fund") to new investors effective 4:00 p.m. (EDT) Friday, July 18, 2003. The Fund will continue to sell shares to existing shareholders and permit exchanges from other Harbor funds as long as the exchanging shareholder has an existing Harbor Small Cap Growth Fund account.

Shares of Harbor Small Cap Growth Fund will also continue to be sold to:

(A) Beneficiaries of pension or profit sharing plans, pension funds or other benefits plans which plans were record shareholders as of July 18, 2003; and

(B) Certain institutional investors who have expressed an interest in investing in the Fund prior to closing, if approved by an officer of the Fund.

In category (B), the minimum investment will be $1,000,000.

The Trustees of Harbor Small Cap Growth Fund reserve the right to open the Fund to all new investors at any time, but have no present plans to do so.

Harbor Fund
ADDITIONAL INFORMATION—(Unaudited)

TRUSTEES AND OFFICERS

Information pertaining to the Trustees and officers of Harbor is set forth below. The statement of additional information (SAI) includes additional information about the Fund's Trustees and is available without charge, upon request, by calling 1-800-422-1050 or can be downloaded from our web site at www.harborfund.com.

Name, Address and (Age) Position(s) with Fund	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past Five Years[2]	Number of Portfolios in Fund complex Overseen by Trustee	Other Directorships Held by Trustee
DISINTERESTED TRUSTEES				
Howard P. Colhoun (67) Trustee 14114 Mantua Mill Road Gylndon, MD 21071	Since 1986	Retired. General Partner, Emerging Growth Partners, L.P. (investing in small companies) (1982-1996); Director, Storage U.S.A. (1995-2003); and Vice President and Director of Mutual Funds, T. Rowe Price Associates, Inc. (prior to 1982).	13	N/A
John P. Gould (64) Trustee 332 S. Michigan Avenue 13th Floor Chicago, IL 60604	Since 1994	Director of Unext.com (1999-Present); President, Cardean University (1999-2001); Steven G. Rothmeier Professor (1996-Present) and Distinguished Service Professor of Economics, Graduate School of Business, University of Chicago (1984-Present, on faculty since 1965); Trustee of Milwaukee Mutual (1997-Present); and Principal and Executive Vice President of Lexecon Inc. (1994-Present).	13	Trustee of Dimensional Fund Advisors, Inc., 28 series (1986-Present); Trustee and Chairman Pegasus Funds (1996-1999); Trustee of First Prairie Funds (1985-1996); and Trustee of Woodward Funds (1996).
Rodger F. Smith (62) Trustee Office Park Eight Greenwich, CT 06830	Since 1987	Partner, Greenwich Associates (a business strategy, consulting and research firm) (1975-Present); and Director of Arlington Capital Management (C.I.) Limited (1992-Present).	13	N/A
INTERESTED TRUSTEE				
David G. Van Hooser (56) Chairman and Trustee President One SeaGate Toledo, OH 43666	Since 2000 Since 2002	President (2002-Present), Director and Chairman of the Board (2000-Present), Harbor Capital Advisors, Inc.; Director, HCA Securities, Inc. (2000-Present); Director, Harbor Transfer, Inc. (2000-Present); Senior Vice President and Chief Financial Officer, Owens-Illinois, Inc. (1998-2001); and Senior Vice President and Director of Corporate Strategy, Owens-Illinois, Inc. (1996-1998).	13	N/A
INTERESTED PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES				
Constance L. Souders (52) Vice President Treasurer One SeaGate Toledo, OH 43666	Since 1999 Since 1992	Executive Vice President (2003-Present), Senior Vice President, (1991-2002), Director of Administration (1997-Present), Director and Secretary (1988-Present), Treasurer (1988-2000), Vice President (1988-1991) and Director of Accounting and Fiduciary Operations (1992-1996), Harbor Capital Advisors, Inc.; President (2000-Present), Director (1991-Present) and Vice President, Secretary, and Treasurer (1992-2000), Harbor Transfer, Inc.; and President (2002-Present), Vice President (2000-2002) and Secretary (2000-Present) and Director (1989-Present), HCA Securities, Inc.		
Karen B. Wasil (50) Secretary One SeaGate Toledo, OH 43666	Since 1999	Assistant Secretary (1997-Present), Director (1999-2000) and Regulatory and Legal Compliance Manager (1995-Present), Harbor Capital Advisors, Inc.; Secretary (2000-Present) Director (1999-2000), Harbor Transfer, Inc.; and Director (1999-2000), HCA Securities, Inc.		

1 Each Trustee serves for an indefinite term, until his successor is elected. Each officer is elected annually.

2 On June 7, 2001, a wholly-owned subsidiary of Robeco Groep N.V. acquired substantially all of the assets and assumed substantially all of the liabilities of the predecessor adviser to Harbor Fund, also named "Harbor Capital Advisors, Inc." That wholly owned subsidiary of Robeco Groep N.V. assumed the name "Harbor Capital Advisors, Inc." as part of the acquisition. Another subsidiary of Robeco Groep N.V. acquired substantially all of the assets and assumed substantially all of liabilities of Harbor Transfer, Inc. and assumed the name "Harbor Transfer, Inc." On September 20, 2001, a wholly-owned subsidiary of Robeco Groep, N.V. acquired substantially all of the assets and assumed substantially all of the liabilities of HCA Securities, Inc. and assumed the name "HCA Securities, Inc." Accordingly, for periods prior to June 7, 2001 with respect to Harbor Capital Advisors, Inc. and Harbor Transfer, Inc. and for periods prior to September 20, 2001 with respect to HCA Securities, Inc., employment with Harbor Capital Advisors, Inc., Harbor Transfer, Inc. and HCA Securities, Inc. refers to employment with the predecessor entities.

(This document must be preceded or accompanied by a Prospectus.)

83

NOTES



INVESTMENT ADVISER

Harbor Capital Advisors, Inc.
One SeaGate
Toledo, OH 43666

DISTRIBUTOR AND PRINCIPAL UNDERWRITER

HCA Securities, Inc.
One SeaGate
Toledo, OH 43666
(419) 247-2477

SHAREHOLDER SERVICING AGENT

Harbor Transfer, Inc.
P.O. Box 10048
Toledo, Ohio 43699-0048
1-800-422-1050

CUSTODIAN

State Street Bank and Trust Company
P.O. Box 1713
Boston, MA 02105

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, MA 02109

HARBOR FUND™

One SeaGate
Toledo, Ohio 43666
1-800-422-1050
www.harborfund.com

06/2003/270,000



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